As confidentially submitted to the Securities and Exchange Commission on December 27, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________

Virax Biolabs (Cayman) Limited
(Exact name of Registrant as specified in its charter)

_______________

Not Applicable
(Translation of Registrant’s name into English)

_______________

Cayman Islands	2835	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Broadwick Street
London, W1F 8LX
United Kingdom
Telephone: +44 020 7788 7414

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111 Fax: +852-3923-1100	Richard I. Anslow, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300 Fax: (212) 370-7889

_______________

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A Ordinary shares, par value US$0.0001 per share		$	$	$
Underwriter Warrants
Class A Ordinary shares underlying Underwriter Warrants(2)(4)
Total		$	$	$

____________

(1)      In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Class A ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions. Includes up to [            ] ordinary shares, subject to the underwriter’s over-allotment option.

(2)      Includes ordinary shares which may be issued upon exercise of additional warrants which may be issued upon exercise of 45-day option granted to the underwriters to cover over-allotment, if any.

(3)      Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(4)      No separate registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION)	Dated DECEMBER 27, 2021

[        ] Class A Ordinary Shares

Virax Biolabs (Cayman) Limited

This is the initial public offering of our Class A ordinary shares. We are offering [          ] of our Class A ordinary shares, par value $0.0001 per share, on a firm commitment basis. The estimated initial public offering price is $[          ] per share. Currently, no public market exists for our Class A ordinary shares. We intend to apply to have our Class A ordinary shares listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “[          ]”. We cannot guarantee that we will be successful in listing our Class A ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information. Investors are cautioned that you are buying shares of a shell company issuer incorporated in the Cayman Islands with operating subsidiaries in Singapore, China and British Virgin Islands.

Investing in our Class A ordinary shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A ordinary shares in “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      The underwriter, Boustead Securities, LLC, will receive compensation in addition to the discounts and commissions. We have agreed to issue Underwriter Warrants to the underwriter as a portion of the underwriting compensation payable to the underwriter in connection with this offering. For a description of compensation payable to the underwriter, see “Underwriting” beginning on page 133.

(2)      Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to the underwriter, or the reimbursement of certain expenses of the underwriter. For a description of other terms of compensation to be received by the underwriter, see “Underwriting” beginning on page 133.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[      ], exclusive of the above discounts and commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Class A ordinary shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[      ] based on an assumed initial public offering price of $[      ] per Class A ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and commissions and expenses, will be $[      ]. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A ordinary shares against payment as set forth under “Underwriting”, on or about               , 2021.

BOUSTEAD SECURITIES, LLC

The date of this prospectus is            , 2021.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Class A ordinary shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A ordinary shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including             , 2021 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “we,” “us,” “our” and “our Group” refer to Virax Biolabs (Cayman) Limited and its subsidiaries.

“GBP” or “GB£” refers to the legal currency of the United Kingdom.

“HKD” or “HK$” refers to the legal currency of Hong Kong.

“RMB” or “Renminbi” refers to the legal currency of China.

“IVD” refers to in-vitro diagnostics.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau.

“SGD” or “S$” refers to the legal currency of Singapore.

“United Kingdom” or “UK” refers to the England, Scotland, Wales and Northern Ireland for the purpose of this prospectus.

“$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the Underwriter Warrants.

Our business is primarily conducted in Europe, and the financial records of our subsidiaries in Asia are maintained in USD, and our functional currency is USD. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations in the United Kingdom and Hong Kong with operating subsidiaries in Singapore, China and British Virgin Islands and have been operating since 2013.

We are a global innovative biotechnology group, primarily engaged in the research and development, sales, distribution and marketing of diagnostics test kits and med-tech and Personal Protective Equipment (“PPE”) products for the prevention, detection, diagnosis and risk management of viral diseases with a particular interest in the field of immunology. Our mission is to minimize the risks of viruses throughout the world via our products offerings.

Our product portfolio includes: (i) diagnostics test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and (iii) sourced brands of third party suppliers, independent of our own brands (“Sourced Brands”). We also have an upcoming brand “Virax Immune” expected to launch in 2022, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. We believe that the T-Cell in-vitro diagnostic (“IVD”) Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the diagnosis and threat analysis of the major viruses faced globally. Further, our products and services, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include clinicians, nurses, administrative staff, laboratories, biotechnology companies and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific, and Sub-Saharan Africa, and we expect to extend our geographical reach to North America in 2022.

Our Market Opportunity

We are positioned to be a growth orientated life science innovator and market disruptor. Our management team and advisory board are seasoned entrepreneurs and scientific experts. We believe that our product portfolio is disruptive, innovative and has the potential to gain market share rapidly, supported by a management team and advisory board of seasoned entrepreneurs and industry experts.

Currently, we inhabit a number of high growth sectors which are expanding rapidly. Immunology as a sector is expected to grow from approximately $77.3 billion in 2018 to $143.8 billion in 2026, representing a compound annual growth rate (“CAGR”) of approximately 8.1% during the forecast period. The market for medical devices inclusive of diagnostics test kits is expected to grow from approximately $392.5 billion in 2017 to $602.1 billion in 2025, representing a CAGR of approximately 5.5% during the forecast period. Our target markets are forecasted to almost double in size within 10 years which is indicative of robust the sectors’ strength and potential.

____________

1         Source: Globe News Wire, https://www.globenewswire.com/news-release/2019/07/03/1877759/0/en/Immunology-
Market-to-Reach-US-143-833-2-Mn-by-2026-Improvements-in-Drug-Efficacies-Will-Enable-Growth-says-
Fortune-Business-Insights.html

2         Source: Med Gadget, https://www.medgadget.com/2020/01/medical-devices-market-regional-analysis-2020-2025-
global-market-size-research-report-trends-growth.html

Within the in-vitro diagnostic (“IVD”) market, we are positioned in the two fastest growing segments: flow cytometry and molecular diagnosis. Furthermore, we believe our Asia-centric supply chain offers cost savings when compared to companies whom are reliant on antiquated and high-priced supply chains, which will result in helping us to gain market share rapidly.

____________

3        Source: Investment Bank, https://investmentbank.com/diagnostics

Furthermore, the global Internet of Healthcare Things (“IoHT”) market is projected to grow approximately 39% from approximately $72.5 billion in 2021 to an estimated projection of $188.2 billion in 2025, representing a CAGR of approximately 7.8% during the forecast period. The IoHT segments include but are not limited to medical devices, systems and software, services and connectivity technology.

According to ResearchandMarkets.com, the healthcare industry is poised to undergo an unprecedented transformation as a result of technology advances and healthcare access concerns due to the recent coronavirus pandemic and that COVID-19 has forced hundreds of millions of people worldwide to change their behaviors in terms of how they obtain healthcare services. We believe our Company is positioned to take advantage of this growth and transformation in the healthcare industry within our competing segments.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Cutting-edge technology.    We are a dynamic and innovative company engaged in creating cutting-edge technology. In particular, our in-development Virax Immune’s immunological diagnostic profiling technique is intended to be cutting-edge technology which is still not available on the IVD market as of the date of this prospectus, enabling the company to radically change the diagnostic approaches of the IVD market with respect to major viral diseases.

Commercialization of our own diagnostic devices.    Our Virax Immune suite of IVD T-Cell test kits, expected to launch in 2022, are designed to be as lab agnostic and easy to use as possible. As a result, we believe this will allow us to distribute the T-Cell vitro diagnostics test kit to a broader geographic reach and deploy the test kits rapidly, without having to impose difficult techniques or equipment on our lab partners or being tied down to a specific lab partner.

Advanced Technologies with Competitive Pricing.    Our ViraxClear diagnostic test kits offer very high sensitivity and specificity levels, approximately 98 to 99% accuracy as compared to an industry average of approximately 90% accuracy, which allow consumers to obtain consistent test results with high accuracy. We established a procurement chain with various large Chinese and European biotechnology companies and manufacturers which enables us to offer our ViraxClear diagnostic test kits to consumers at competitive pricing.

Experienced Management Team with Extensive Industry Expertise and a Global Vision.    We have an experienced management team driven by a shared passion for the prevention, detection, diagnosis and risk management of viral diseases, in particular immunology. The team consists of members with diverse expertise whom possess keen insights into the latest trends in the global healthcare and pharmaceutical markets.

Robust Sales and Distribution Network.    We have built a strong sales and distribution network since our inception in 2013. Our sales and distribution network is composed of our own direct sales force primarily through our e-commerce platform as well as various strategic distribution partners, located around the world. We have further complemented our sales and distribution network by securing distribution agreements for in-demand companies, brands and products to sell as an exclusive distributor on a regional basis.

Strong Research and Development Capabilities.    We have invested significant resources in research and development. We have built a strong research and development team and, as of September 30, 2021, we have an intellectual property portfolio consisting of 13 regional exclusivity licenses, 3 pending trademarks and 4 registered domain names. We intend to apply for 4 patents in 2022. For one of the pending patents, we are in the process of acquiring it and we expect to close the acquisition in 2022. Further, we are developing a T-Cell diagnostic test kit named Virax Immune for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. Based on our management team’s analysis, we expect to file a patent for the Virax Immune Cell diagnostic test kit and a copyright for the Virax Immune app in 2022. For further details, please refer to “Business — Intellectual Property” section. As of September 30, 2021, our research and development team was composed of approximately 20 total personnel internally and externally, which accounted for approximately 60% of our total employee. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands.

Our Strategies

Our goal is to become one of the leading global biotechnology pioneers in the field of IVD testing and immunology. We aim to achieve this goal by implementing the following strategies:

•        Development of the proprietary Virax Immune suite of IVD T-Cell test kits, which has a huge potential in immunology diagnostics and therapeutics, and development of the Virax Immune Mobile Application that will allow consumers to access their test results and then link to a variety of information and advice regarding their immunological profile provided by their test results.

•        Expand Sales and Marketing.

•        Further collaborating with international industry leaders as well as governments by selectively pursuing strategic partnerships, investments, or acquisitions.

•        Penetrating other mature regions or countries through the provision of our disruptive technology.

•        Expand our sales team.

•        Strategic acquisitions of biotechnology companies with the intention of turning Virax into a fully integrated vehicle.

Corporate History and Structure

Structural Overview

We are a holding company incorporated in the Cayman Islands that owns all of the outstanding capital stock of Virax Biolabs (UK) Limited, our wholly-owned United Kingdom subsidiary. Virax Biolabs (UK) Limited, in turn, owns all of the outstanding capital stock of Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary. Virax Biolabs Limited owns all of the outstanding capital stock of Virax Immune T-Cell Medical Device Company Limited, our wholly-owned Hong Kong subsidiary, and 95.65% of the outstanding capital stock of Virax Biolabs Pte. Limited, our operating subsidiary incorporated in Singapore. Virax Biolabs Pte. Limited owns all of the outstanding capital stock of Logico Bioproducts Corp., a wholly-owned British Virgin Islands and a subsidiary of Virax Biolabs Pte. Limited. Logico Bioproducts Corp., in turn, owns all of the outstanding capital stock of Shanghai Xitu, a wholly-owned subsidiary of Logico Bioproducts Corp. and a wholly foreign owned enterprise based in China.

We completed a reorganization and share exchange of our company in September 2021 (the “Reorganization”). Pursuant to the Reorganization, all shareholders of Virax Biolabs Limited (HK) transferred their shares, 102,478,548 ordinary shares in total, to Virax Biolabs (UK) Limited, in exchange for an aggregate of (i) 2,549,028 newly issued Class A Shares and (ii) 7,034,305 newly issued Class B Shares of Virax Biolabs (Cayman) Limited.

Organization Structure and Purpose

Virax Biolabs (Cayman) Limited (“Cayman Topco”) — Virax Biolabs (Cayman) Limited is a Cayman Islands exempted company incorporated on September 2, 2021. Structured as a holding company with no material operations, we conduct our operations through our subsidiaries in the United Kingdom, Hong Kong, Singapore, British Virgin Islands and China.

Virax Biolabs (UK) Limited — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of Cayman Topco and structured as a holding company with no material operations.

Virax Biolabs Limited (“HKco”) — Virax Biolabs Limited, incorporated on April 14, 2020 under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary, serves as a holding company of certain intellectual property rights used by our Group.

Virax Immune T-Cell Medical Device Company Limited (“Virax Immune T-Cell”) — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco, incorporated on January 16, 2017 under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to Virax Immune Technology.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% is owned by independent third party shareholders. It is our operating company, primarily engaged in the trading and sales of our products and running primarily day to day operations.

Logico Bioproducts Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011, and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017 in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

The following diagram illustrates our corporate structure immediately following the consummation of this offering:

Virax Biolabs (Cayman) Limited
(Cayman Islands)
(Holding Company)
100%
Virax Biolabs (UK) Limited
(United Kingdom)
100%
Virax Biolabs Limited
(Hong Kong)
95.65%
100%
Virax Biolabs Pte. Limited
(Singapore)
Virax Immune T-Cell Medical Device Company Limited
(Hong Kong)
100%
Logico Bioproducts Corp.
(British Virgin Islands)
100%
Shanghai Xitu Consulting Co., Limited
(PRC)

Risks Related To Our Business and Industry

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Class A ordinary shares. These risks are discussed more fully in “Risk Factors” beginning on page 12. These risks include, but are not limited to, the following:

•        We have limited operating history, have incurred operating losses for the years ended March 31, 2021 and 2020 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

•        We expect to make significant investments in our continued research and development of new products and services, which may not be successful.

•        Our efforts to develop T-Cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

•        We will face significant challenges in successfully commercializing our products.

•        Our business, financial condition and results of operations will depend on the market acceptance and increased demand of our products by hospitals, governments and public health departments, as well as physicians others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and wellbeing.

•        The success of some of our products significantly depends on the continued demand for diagnostic and products linked to COVID-19 and other major viral diseases.

•        The success of our proprietary technology T-Cell testing requires us to proceed through clinical and validation studies successfully, which is not guaranteed.

•        The regulatory environment for IVD could change resulting a new procedure for achieving approvals for various global marketplaces which might adversely affect Virax’s ability to enter various markets.

•        During the development and validation of the T-Cell test there may be unforeseen biological or laboratory based variations in the samples or processes that could affect the course of test development and subsequent sensitivity and specificity of the test.

•        The reliability of T-Cell test may not be exactly replicated in a clinical use environment as compared to our laboratory test conditions.

•        The occurrence of supply chain, or sourcing issues for test components may disrupt the test development process causing delays.

•        There is no guarantee that the sensitivity and specificity of T-Cell test will be sufficient.

•        The specific subject groups needed for the clinical validation study may prove to be insufficient, too hard to identify or recruit, or subject numbers may be too large to easily recruit and conduct a trial.

•        Registration of intellectual property rights for the T-Cell test procedure may prove to be impossible.

•        Notified bodies such as the FDA or MHRA may make unrealistic requests of us and our test before it is accepted for use.

•        The proposed intended use of the test may not be feasible, or the demand for this test in the market may decrease.

•        The continuity, consistency and/or production capacity of test components and reagents may change over time, affecting test quality.

•        The new IVDR laws in the EU and UK have a transition period for submissions, however we may need to resubmit our products for IVD certification if this period is missed, or changes over the coming year, causing unexpected delays to our product development timeline.

•        New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

•        The COVID-19 pandemic could adversely impact portions of our business that rely on research and development activities or clinical trials and delay or disrupt our pipeline, which may adversely impact revenue.

•        The in-vitro diagnostics industry is subject to rapid change, which could make our diagnostics platform and related products and services that we develop obsolete.

•        Our business could suffer if we lose the services of, or are unable to attract and retain, key members of our senior management, key advisors or other personnel.

•        If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

•        Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

•        Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

•        If we fail to comply with extensive regulations of domestic and international regulatory authorities, sales of our products in new markets and the development and commercialization of any new product candidates could be delayed or prevented.

•        If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

•        We may potentially be subject to product liability claims.

•        Recent developments relating to the United Kingdom’s withdrawal from the European Union could adversely affect us.

•        We are exposed to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

•        We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

•        A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

•        Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

•        The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

•        The approval of the China Securities Regulatory Commission is not required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

•        Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our Company’s business and results of operations we may pursue in the future.

•        You may face difficulties in protecting your interests and exercising your rights as a stockholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

•        There has been no prior public market for our Class A ordinary shares and an active trading market may never develop or be sustained.

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

•        Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”) if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

•        We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

•        Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Class A ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Corporate Information

Our principal executive office is located at 30 Broadwick Street London, W1F 8LX, United Kingdom. Our telephone number is +44 020 7788 7414. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal website is located at https://viraxbiolabs.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Securities being offered:	Class A ordinary shares on a firm commitment basis.
Initial public offering price:	$[ ] per share.
Number of Class A ordinary shares outstanding before this offering:	[ ] Class A ordinary shares.
Number of Class A ordinary shares outstanding after this offering:	Class A ordinary shares.
Underwriter over-allotment option:	We have granted the underwriter an option for a period of up to 45 days to purchase up to [ ] additional Class A ordinary shares.
Use of proceeds:

We plan to use the net proceeds of this offering as follows:

•   approximately 40% for research & development, obtaining product certification approvals in the territories we have identified, and establishing our distribution networks;

•   approximately for 20% for expanding our staff & payroll;

•   approximately 10% for marketing & advertising our platforms;

•   approximately 10% for working capital;

•   approximately 10% for operating expenses;

•   approximately 5% for capital to make strategic acquisitions;

•   approximately 4% for inventory purchases; and

•   approximately 1% for regulatory and compliance work.

See “Use of Proceeds” on page 51.

Lock-up:

We, our directors, and certain holders of our ordinary shares have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge, or otherwise dispose of any of our ordinary shares or securities convertible into ordinary shares for a period of twelve (12) months after the date of this prospectus. See “Underwriting” for more information.

Underwriter Warrants:

Upon the closing of this offering, we will issue to Boustead Securities, LLC, as representative of the underwriters, the Underwriter Warrants entitling the representative to purchase 7% of the ordinary shares issued or issuable in this offering (including ordinary shares issuable upon the exercise of any warrants issued to investors in this offering). The Underwriters Warrants will be exercisable for a period of three (3) years from the date of issuance and will contain a cashless exercise provision.

Proposed Nasdaq symbol:	We intend to apply to have our Class A ordinary shares listed on the Nasdaq Capital Market under the symbol “[ ]”.
Risk factors:

Investing in our Class A ordinary shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 12.

____________

(1)      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the Underwriter Warrants and is based on [            ] Class A ordinary shares outstanding as of the date of this prospectus.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income and comprehensive income for the years ended March 31, 2021 and 2020 and the summary consolidated balance sheets as of March 31, 2021 and 2020 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

Summary of Operations in U.S. Dollars (audited)

	Years Ended March 31,
	2021	2020
Revenues	$123,820	$99,876
Cost of Revenues	133,254	54,127
GROSS PROFIT (LOSS)	(9,434)	45,749

OPERATING EXPENSES
Sales and Marketing	57,203	7,690
Research & Development	120,221	87,000
General and Administration	457,680	602,303
Operating loss	(644,538)	(651,244)

OTHER INCOME/(EXPENSE)	(28,377)	(88,220)

NET LOSS	(672,915)	(739,464)

TOTAL COMPREHENSIVE LOSS	$(676,616)	$(738,527)

Balance Sheet in U.S. Dollars (audited)

	As of March 31, 2021	As of March 31, 2020
Cash	$17,621	$22,609
Total Current Assets	39,621	22,609
Total Assets	39,621	22,609

Total Current Liabilities	865,418	1,231,716

Long Term Debt	—	—

Total Liabilities	865,418	1,231,716

Working Capital (Deficit)	(825,798)	(1,209,107)

Total Stockholders’ Deficit	(644,665)	(1,050,079)

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2021 and 2020 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities on our Virax branded products, primarily the development of Virax Immune products and its mobile application, establishing our intellectual property portfolio, and conducting clinical trials. We began to roll out sales of our Virax branded products since 2020. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing products.

We have incurred operating losses since we began sales of our Virax branded products. If our primarily product candidate is not successfully commercialized, namely, Virax Immune, we may not generate further revenue. Our net losses were $672,915 and $739,464 for the years ended March 31, 2021 and 2020, respectively. As of March 31, 2021, we had an accumulated deficit $4.628,139. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Virax Immune products will require additional development time and resources before we would be begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and further preclinical studies and clinical trials for our Virax Immune products, the development of Virax Immune’s mobile application, continue our research and development activities, potential mergers and acquisitions of companies and/or patents, and seek obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate sufficient revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining product certification approvals in the territories we have identified and manufacturing, marketing and selling any products for which we obtained product certification approvals. We expect to complete the marketing of our new T-Cell IVD test kit under the name Virax Immune and launch in 2022. We may never succeed in these activities and, even if we do, may never generate revenues that are sufficient enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. Because of the numerous risks and uncertainties associated with biotechnology product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We expect to make significant investments in our continued research and development of new products and services, which may not be successful.

We are seeking to build upon our existing R&D to develop a pipeline of T-Cell testing IVD kits and medical devices that are effective in the diagnosis of major viral threats, including, but not limited to COVID-19. For example, we are developing our Virax Immune, a Covid test seeking detection of T-Cell immune responses to the SARS-Cov-2, that are useful for determining inherent protection against the virus and also useful in determining the degree of long-term protection after recovery from COVID-19.

Developing new products and services is a speculative and risky endeavor. Products or services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat clinical studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product or service appears successful, we or our partners may, depending on the nature of the product or service, still need to obtain regulatory clearances, authorizations or approvals before we can market it. The regulatory clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The regulatory authorities may not clear, authorize or approve any future product or service we develop. Even if we develop a product or service that receives regulatory clearance, authorization or approval, we or our partners would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

New potential products and services may fail at any stage of development or commercialization and if we determine that any of our current or future products or services are unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional products or services, our potential for growth may be impaired, and our business, financial condition and results of operations may be adversely affected.

If we are not successful in leveraging Virax Immune platform to discover, develop and commercialize additional products and services, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to leverage our Virax Immune platform to discover, develop and potentially commercialize additional products and services through synergy with our T-Cell testing kits and Virax Immune Mobile App. If we are unable to generate compelling evidence supporting our T-Cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

Identifying new products and services requires substantial technical, financial and human resources, whether or not any products or services are ultimately developed or commercialized. We may pursue what we believe is a promising opportunity to leverage our platform only to discover that certain of our risk or resource allocation decisions were incorrect or insufficient, or that individual products, services or our science in general has technology or biology risks that were previously unknown or underappreciated. Our strategy of pursuing the value of our diagnostics platform over a long time horizon and developing relevant technological products with synergy may not be effective. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, we may experience a material adverse impact on our business and ability to fund our operations and we may never realize what we believe is the potential of our in-vitro diagnostics platform.

Our efforts to develop T-Cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

ViraxClear is currently developing a new COVID-19 test seeking detection of T-Cell immune responses to the SARS-Cov2-virus named Virax Immune. T-Cells are responsible for part of the immune response to the coronavirus; they identify the virus, bind to it and alert the rest of the immune system to its presence, coordinating the immune cells against the viral attack.

Virax Immune may not yield clinically actionable insights on a timetable that is commercially viable, or at all. Our initial goal is to leverage the Virax Immune in connection with ViraxClear to enable early or accurate detection of COVID-19. We have confirmed clinical signals for SARS-CoV-2. If our computational modeling and machine learning efforts do not accelerate the pace at which we can validate our diagnostic method, the timetable for our business model may not be commercially viable. Even if we can accelerate this timeline, our products and services derived from our novel technologies may have product or service level errors. If we are unable to make meaningful progress in our technology and successfully use it to develop and commercialize new diagnostic products or services, our business and results of operations will suffer.

We will face significant challenges in successfully commercializing our products, particularly in new markets.

We have set up our existing sales and marketing infrastructure through the ViraxCare, ViraxClear and Virax Immune brands. We plan to establish our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the United Kingdom, European Union and North America, and to expand to other markets as well. In order to successfully commercialize our products in these new markets, we require appropriate infrastructure such as information technology, enterprise resource planning and forecasting. At the moment, we have entered into arrangements with third parties to perform these services. However, even if we establish sales and marketing capabilities, we may fail to launch our products effectively or to market our products effectively. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above what we anticipate. In addition, recruiting and training a sales force is time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities in new markets successfully in our targeted expansion regions or countries, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations will depend on the market acceptance and increased demand of our products by hospitals, governments and public health departments, as well as physicians others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and wellbeing.

Our future success depends on our products gaining sufficient market acceptance by hospitals, public health departments and consumer groups interested in their health and wellbeing. If our products do not achieve an adequate level of acceptance by such customer groups, we may not generate enough revenue to become profitable. For example, the degree of market acceptance of our T-Cell in-vitro diagnostics product will depend on a number of factors, including:

•        clinical guidelines relative to the screening for, and diagnosis and monitoring of COVID-19;

•        the efficacy and potential advantages of our T-Cell in-vitro diagnostics test over alternative tests;

•        the willingness of our target customers to accept and adopt our products;

•        the availability of reimbursement, or other funding mechanisms to pay for our products;

•        the ability to offer attractive pricing for our products;

•        the strength of marketing and distribution support and the timing of market introduction of competitive products;

•        the ability to offer automation solutions that meet customer needs; and

•        outcomes from clinical studies and other publicity concerning our products or competing products.

Our efforts to educate physicians and other members of the medical community on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, continuing to gain market acceptance for our products in nascent markets could be challenging. In certain markets, including, for example Canada and United States, our potential for future growth is difficult to forecast. If we were to incorrectly forecast our ability to penetrate these markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Additionally, if we lose any of our customers due to significant delays in our ability to obtain re-registration of our T-Cell diagnostics test in our initial target markets, our results of operations could be materially and adversely affected.

In the event that our products are the subject of guidelines, clinical studies or scientific publications that are unhelpful or damaging, or otherwise call into question the benefits of our products, we may have difficulty in convincing prospective customers to adopt our test. Moreover, the perception by the investment community or shareholders that recommendations, guidelines or studies will result in decreased use of our products could adversely affect the prevailing market price for our Class A ordinary shares. Similar challenges apply to all of the products in our pipeline.

The success of some of our products partially depends on the continued demand for diagnostic and products linked to COVID-19 and other major viral diseases.

Even if we achieve market acceptance, our success will partially depend on continued demand for diagnostic products for COVID-19. COVID-19 screening policies could change such that tests are conducted less frequently or in fewer instances. For example, healthcare institutions facing increased cost control requirements could determine to reduce employee testing. In addition, various institutions or governing bodies may decide that the incidence of COVID-19 has dropped sufficiently in the future within their screening population so as to permit reduced testing. Changes to immigration policies and policies relating to resettlement of refugees, as well as other policy changes may substantially reduce testing in the markets we serve and could have a material and adverse effect on our business. In order to reduce our dependency on continued demand for diagnostic products in relation to COVID-19, we are developing our technology to focus on other major viral threats, however, we cannot be sure whether such developments can be successful. If we fail to develop our technology to easily adapt to new variants of coronavirus or potential new viral threats, it may materially adversely affect our financial condition and results of operations.

The success of our proprietary technology T-Cell testing requires us to proceed through clinical and validation studies successfully which is not guaranteed.

In order for our proprietary technology T-Cell diagnostics test to be successful, we are required to proceed through further clinical and validation studies, which is not guaranteed. Clinical testing or validation is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time and may adversely affect our operations and finances should the there be a prolonged process of clinical and validation studies.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

We intend to take steps to continue to increase the presence of our products in markets both in the target markets and in the wider international market including EU, United States and Canada. We intend to expand our sales force globally and establish additional distributor relationships outside of our direct markets to better access international markets. We believe these opportunities will take substantial time to develop or mature, however, and we cannot be certain that these market opportunities will develop as we expect. The future growth and success of our products in these markets depends on many factors beyond our control, including recognition and acceptance by the scientific community in that market and the prevalence and costs of competing methods of tuberculosis screening. If the markets for our products do not develop as we expect, our business may be adversely affected.

We rely on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in many cases single suppliers, to provide certain sequencers and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials for our products and services. An interruption in our laboratory operations, kit distribution or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these sequencers, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. We are in the process of testing multiple sources of reagents and test complaints from different sources for their validity within the test processes we are developing in order to reduce the chance of such occurrences, however we cannot guarantee such occurrences will not happen. In addition, we would likely be required to incur significant costs and devote significant efforts to find new suppliers, acquire and qualify new equipment, validate new reagents and revalidate aspects of our existing assays, which may cause delays in our processing of samples or development and commercialization of products and services. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. Internal changes in processes or compositions of our reagents or other materials may also require validation efforts by us and supply of new materials from our suppliers which could impact timing of production and levels of inventory while such changes are being implemented. Further, as a result of the COVID-19 pandemic, the overall demand for supplies and equipment used in vaccine development and distribution or other public health or disease prevention initiatives, such as Hamilton tips and freezers, may continue to increase lead times for purchased supplies and equipment, thus potentially lowering our production capacity. Combined with lowered production capacity, any significantly increased demand for new products or services such as T-Cell diagnostics test may affect our ability to fulfill orders, resulting in a material adverse effect on volume or revenue.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our products that would result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes and assembly methods may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our product, reduce our product margin and adversely impact our business. If we are unable to keep up with demand for our product by successfully manufacturing and shipping our product in a timely manner, our revenue could be impaired, market acceptance for our product could be adversely affected and our customers might instead purchase our competitors’ products. In addition, developing manufacturing procedures for new products would require developing specific production processes for those products. Developing such processes could be time consuming, and any unexpected difficulty in doing so can delay the introduction of a product.

The COVID-19 pandemic could adversely impact portions of our business that rely on research and development activities or clinical trials and delay or disrupt our pipeline, which may adversely impact revenue.

The extent to which the COVID-19 pandemic may impact our business with respect to research and development and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, vaccine distribution, variants of the virus, the duration of the outbreak, travel restrictions and social distancing in countries, business closures or business disruptions, and the effectiveness of actions taken countries to contain and treat the disease. As the COVID-19 pandemic continues to spread around the globe, we will likely experience disruptions that could severely impact our business with respect to research and development and clinical trials, including:

•        delays or difficulties in enrolling patients or maintaining scheduled study visits in our clinical trials;

•        delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•        delays or difficulties in recruiting study participants that fit the criteria necessary for the specific experimental groups required.

•        interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by governments, employers and others;

•        limitations in employee resources that would otherwise be focused on the conduct of our business with respect to research and development or clinical trials, including due to illness of our employees or their families, an increase in childcare responsibilities for certain employees, the desire of our employees to avoid close contact or contact with large groups of people or as a result of the governmental imposition of stay at home orders or similar working restrictions;

•        delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•        delays in clinical sites receiving the supplies and materials needed to conduct clinical trials;

•        interruption in global shipping that may affect the transport of clinical trial materials;

•        changes in local regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinuing clinical trials altogether; and

•        delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees.

In addition, regulatory milestones represent a substantial part of our business strategy and are a key component of development revenue. The disruptions set forth above may materially affect our ability to achieve regulatory milestones, resulting in delays in our clinical pipeline and a material adverse effect on revenues.

Our efforts to discover and develop products and services related to COVID-19 may not be successful from either a platform extension or commercialization perspective.

We are attempting to develop a T-Cell test for major viral threats. Initially, one of the T-Cell tests will include COVID-19. While we believe quantifying virus-specific T-cells may provide important research and diagnostic advantages because T-cells persist in the immune system later than antibodies, the data upon which such belief is based is limited and our analyses are preliminary. As we continue to collect and analyze additional data, we may find that our initial hypotheses are not applicable to some major viral diseases, new variants of the SARS-CoV-2 virus or are not supported by a larger data set or further analysis. If our beliefs regarding the effectiveness of T-Cells in-vitro diagnostics tests are incorrect, that could have a material adverse effect on the market for T-Cells in-vitro diagnostics tests, our revenue, reputation, financial condition, and our stock price would be adversely impacted.

Our efforts to further develop and commercialize T-Cells diagnostics tests and neutralizing antibodies for major viral diseases and COVID-19 involve a high degree of risk, and our efforts may fail for many reasons, including:

•        failure of our products to be effective against major viral diseases and new variants of COVID-19;

•        failure of our T-Cells diagnostics tests to detect major viral diseases and COVID-19 as expected, including defects and errors;

•        lack of validation data, particularly as new major viral diseases and new variants of COVID-19 arise;

•        failure to demonstrate the analytical accuracy or clinical utility of diagnostic tests;

•        failure to obtain the necessary regulatory approvals or clearances; or

•        commercial disruption caused by the development of competing products or services.

Additionally, there can be no assurances as to the commercial success of T-Cell in-vitro diagnostics tests for major viral disease or COVID-19. Our investments in the discovery and development of products and services related to major viral disease or COVID-19 may not be accretive to our future financial results and if we determine that any product or service is unlikely to succeed, we may abandon them without any return on our investment.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

We collect certain personal data from our customers in target markets in connection with our business and operations, and we may expand our collection of data into areas including genetic data. Our collection of customer data is subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Regulatory requirements regarding the protection of data are constantly evolving and can be subject to different interpretations or significant change, making the extent of our responsibilities in that regard uncertain.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC), or the e-Privacy-Directive, have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. Violations of these requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will likely be replaced in time by a new e-Privacy Regulation which may impose additional obligations and risk for our business.

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the GDPR. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the GDPR.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. In the future, should we collect any genetic data for in connection with our business and operations, our operations may also be subject to the GDPR, which specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

In Singapore, under the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, we are required to, among others, notify individuals of the purposes for the collection, use or disclosure of their personal data prior to such collection, and to also disclose and obtain the consent of individuals during the collection, use or disclosure of their personal data.

A part of our operations are also carried out in China and a portion of the data and personal information we collected will need to be stored in China where relevant to ensure compliance with PRC laws. We do not hold personal information of more than one million users and we believe that this offering is not subject to PRC cybersecurity review. In addition, as of the date of this prospectus, we have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

We may expand our operations into the Canadian market in the near future. Organizations operating in Canada and covered by the Personal Information Protection and Electronic Documents Act (“PIPEDA”), or equivalent Canadian provincial laws, must obtain an individual’s consent when they collect, use or disclose that individual’s personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual’s consent.

The in-vitro diagnostics industry is subject to rapid change, which could make our diagnostics platform and related products and services that we develop obsolete.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product and service introductions and enhancements and evolving industry standards, all of which could make our current and future products and services obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of viral diseases, in particular COVID-19. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. If we do not update our products and services to reflect new scientific knowledge about diagnostics technology, software development, our products and services could become obsolete and sales of our current products and services and any future products and services we develop based on our diagnostics platform could decline or fail to grow as expected.

Our business could suffer if we lose the services of, or are unable to attract and retain, key members of our senior management, key advisors or other personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of Mr. James Foster, and the other members of management. The loss of any one of these individuals, without adequate time to find a suitable replacement, could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical, sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Although all members of our senior management team have entered into agreements that restrict their ability to compete with us for a period of time after the end of their employment, we may be unable to enforce such restrictive covenants at all or for a sufficient duration of time to prevent members of our management team from competing with us.

We depend on our information technology systems and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems, including third-party cloud computing infrastructure, operating systems and artificial intelligence platforms, for significant elements of our operations, including our products research and development and e-commerce platform development. We also depend on our proprietary workflow software to support new product and service launches and regulatory compliance.

We use complex software processes and pipelines to manage samples and evaluate the resulting data. These are subject to initial design or ongoing modifications which may result in unanticipated issues that could cause variability in patient results, leading to service disruptions or errors, resulting in liability.

We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to these business systems, we have installed, and intend to extend, the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts (such as ransomware) and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our partners or subcontractors could prevent us from conducting our diagnostic products development, preparing and providing reports to researchers, clinicians and our partners, billing payors, handling enquiries, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in various countries. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the global economy in general and in particular the locations of our workforce or revenue generating regions. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

•        We temporarily closed our office and implemented a work-from-home policy beginning in February 2020, as required by relevant regulatory authorities. We reopened our offices in April 2020;

•        Due to the nature of our business, the impact of the closures on our operational capabilities was insignificant, as most of our work force continued working offsite during such office closures;

•        Our customers could potentially be negatively impacted by COVID-19 and the situation may worsen if the COVID-19 pandemic continues, which may cause us to experience significant late payments. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2021 and beyond.

•        Our overall revenue, gross profit and net income may be negatively impacted for the second half of 2021; and

•        The situation may worsen if the COVID-19 pandemic continues. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2021 and beyond.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to COVID-19 cannot be reasonably estimated at this time. Although our consolidated results for the first half of 2020 have been adversely affected, we expect our total revenues in the fiscal year 2021 to increase as compared to the majority of 2020 due to demand for our in-vitro diagnostic kit, but there is no guarantee that our total revenues for the fiscal year 2021 will grow or remain at a similar level compared to the fiscal year 2019 and such results of operations for the fiscal year 2021 may still be adversely impacted by the COVID-19 pandemic compared to the fiscal year 2019 and the majority of 2020.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, copyrights, trademarks, trade secrets, and rights under agreements with third parties, in the United Kingdom and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property globally, the United Kingdom and around the world. In addition, intellectual property rights and protections in the United Kingdom may be insufficient to protect material intellectual property rights globally and the United Kingdom. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining patents, copyrights, trademarks, trade secrets and other intellectual property rights in Europe and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending. As a biotechnology company our patent position is uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the antibodies in our antibodies product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad antibody claims that cover antibodies closely related to our product candidates as well as the specific antibody. As a result, upon receipt of European Medicines Agency or Food and Drug Administration approval, competitors may be free to market antibodies almost identical to ours, including biosimilar antibodies, thereby decreasing our market potential. However, a competitor cannot submit to the European Medicines Agency or Food and Drug Administration an application for a biosimilar product based on one of our products until four years following the date of approval of our “reference product,” and the European Medicines Agency or Food and Drug Administration may not approve such a biosimilar product until 12 years from the date on which the reference product was approved.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•        any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•        any of our pending patent applications will be issued as patents;

•        we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

•        we were the first to make the inventions covered by each of our patents and pending patent applications;

•        we were the first to file patent applications for these inventions;

•        others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

•        any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•        we will develop additional proprietary technologies or products that are separately patentable; or

•        our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We intend to apply for patents in the United States, subject to approval from the relevant regulatory bodies. If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

We consider the United States as a target market with significant potential. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if future patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, future patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our future owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and conditions of future FDA marketing approval of our product candidates, one or more of our future U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain future patent term extension or the term of any such extension is less than we request, the period during which we can enforce our future patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect. As a result, our revenue from applicable products could be reduced, possibly materially.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage and changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

The America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Any inability of us to protect our competitive advantage with regard to any of our product candidates may prevent us from successfully monetizing such product candidate and this could materially adversely affect our business, prospects, financial condition and results of operations.

We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where we believe our product candidates may be marketed. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the European Union. These products may compete with our product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, results of operations and financial condition may be adversely affected.

Proceedings to enforce our and our licensors’ or collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaboration partners’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaboration partners’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ or collaboration partners’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights, of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors around the Globe, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in Europe and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•        stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

•        lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

•        pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•        pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•        redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

•        attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely on copyright, patent, trade secret, and trademark protection as well as confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Regulatory and Other Legal Issues.

The regulatory environment for IVD could change resulting a new procedure for achieving approvals for various global marketplaces which might adversely affect Virax’s ability to enter various markets.

Prior to obtaining regulatory clearances, authorizations or approvals for the commercial sale of any new products or services, we must demonstrate that our products and services are both safe and effective for use in each target disease indication. Clinical studies are necessary to demonstrate that a products are safe and effective. Safety, regulatory and efficacy issues, clinical hurdles or other challenges including changes in the regulatory environment of IVD may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete, or if we experience significant delays in developing, our clinical diagnostics or validation studies, particularly after incurring significant expenditures, our business may fail and investors may lose the entirety of their investment.

If we fail to comply with extensive regulations of domestic and international regulatory authorities, sales of our products in new markets and the development and commercialization of any new product candidates could be delayed or prevented.

Our existing tests, as well as new tests, will be subject to extensive government regulations related to development, testing, manufacturing and commercialization in Europe and other countries before we can sell in these markets. The process of obtaining and complying with the relevant governmental regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. Despite the time and expense exerted, regulatory approval is never guaranteed. We may not be able to obtain the required regulatory approval and market any further products we may develop during the time we anticipate, or at all. We also are subject to the following risks and obligations, among others:

•        regulators may refuse to approve an application if they believe that applicable regulatory criteria are not satisfied;

•        regulators may require additional testing for safety and effectiveness;

•        regulators may interpret data from clinical studies in different ways than we interpret them;

•        if regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution; and

•        regulators may change their approval policies and/or adopt new regulations that affect our ability to secure approvals for new products, which would decrease the chance we would be able to commercialize new diagnostic tests.

In addition, some international jurisdictions, require periodic re-registration. Even if we obtain initial registrations from regulatory bodies, we may lose registration after a periodic review. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of our products from government funded healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial resources.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. For example, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is generally not permitted in the countries that form part of the European Union. Some European Union Member States have enacted laws explicitly prohibiting the provision of these types of benefits and advantages to induce or reward improper performance generally, and the United Kingdom has enacted such laws through the Bribery Act 2010. Infringements of these laws can result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval in the United Kingdom or in international jurisdictions, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the relevant regulatory bodies. Furthermore, our suppliers may be subject to similar regulatory oversight, and may not currently be or may not continue to be in compliance with applicable regulatory requirements. Failure by us or one of our suppliers to comply with statutes and regulations administered by the relevant regulatory bodies, or failure to take adequate action in response to any observations, could result in, among other things, any of the following enforcement actions:

•        warning letters or untitled letters;

•        fines and civil penalties;

•        unanticipated expenditures for corrective actions;

•        delays in approving, or refusal to approve, our products;

•        withdrawal or suspension of approval by the relevant regulatory bodies;

•        product recall or seizures;

•        interruption of production;

•        operating restrictions;

•        injunctions; and

•        criminal penalties.

If any of these actions were to occur, it could harm our reputation and could cause our product sales and profitability to suffer.

Any regulatory approval of a product may also be subject to limitations on the indicated uses for which the product may be marketed. If the FDA or another regulatory body determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under applicable statutory authorities, such as laws prohibiting false claims for reimbursement. The following are significant regulations that are currently applicable and could also be applicable to our products due to our target markets:

European Union Regulations

In the European Union, IVD will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until 25 May 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the Directive, 100% percent of our products were under the self-declaration classification, while under IVDR approximately 50% of our products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, there will also be a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.

With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk, and designated five (5) notified bodies under the IVDR, they have issued guidance in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs.

United Kingdom Regulations

The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.

The UK Medicine and Healthcare Products Regulatory Agency, or MHRA, issued a new guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs in the future will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023. Companies wishing to place IVDs on the UK market will be required to register with MHRA after January 1, 2021, but will still be able to sell CE-IVD marked products for the next two-and-a half years. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark, or UKCA. More information about the new UK requirements should become available in the near future. As such, both you and us face uncertainty about future ramifications for IVD manufacturers due to UK’s withdrawal from the EU which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

U.S. Regulations

We consider the United States as a target market with significant potential. As such, United States regulations will be applicable to our products once we market our products in the United States. In the United States, IVD products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.

They are subject to premarket review and post market controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests, or LDTs, which are IVD tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. In 2020, the Verifying Accurate, Leading-edge IVCT Development, or VALID, Act was introduced in both chambers of Congress. If enacted, clinical laboratories that develop and offer LDTs and traditional IVD medical device manufacturers would be subjected to the same regulatory oversight. The VALID Act defines both LDTs and IVDs as in-vitro clinical tests, or IVCT, and would establish a new regulatory framework under the Food, Drug and Cosmetic Act (“FDCA”) for the review and oversight of IVCTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.

The FDA regulates the sale or distribution of medical devices, including IVD test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations, or QSRs, which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, which is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification.    A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more “contemporary” approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation),” and in December 2018, the FDA published a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. In January 2021, it also published a final guidance entitled “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program.”

Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

As a result of the COVID-19 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.

Additionally, we may be required to conduct costly post-market testing, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Furthermore, the relevant authorities will inspect our facilities and those of our suppliers from time to time to determine whether we are in compliance with regulations relating to the manufacture of diagnostic products, including regulations concerning design, manufacture, testing, quality control, product labeling, distribution, promotion and record-keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions.

Canada Regulations

We also consider Canada as a target market with significant potential. Health Canada is the department of the Government of Canada responsible for national health policy, for both professional point-of-care and self-testing, which is similar to over-the-counter EUA authorization in the United States. Health Canada regulates, among other things, the research, development, testing, approval, manufacture, packaging, labeling, storage, recordkeeping, advertising, promotion, distribution, marketing, post-approval monitoring and import and export of pharmaceutical, including biologic, products. The process for obtaining regulatory approvals in Canada, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

We may potentially be subject to product liability claims.

The testing, manufacturing and marketing of our in-vitro diagnostic tests such as our Virax Clear Antigen test, Virax Neutralizing Antibody Test, etc., entail an inherent risk of product liability claims. Further, providing clinical testing services entails a risk of claims for errors or omissions made by our laboratory staff. Potential liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. As of September 30, 2021, we are in the process of applying for product liability insurance. As we do not have product liability insurance, we may be required to make substantial payments if product liability claims arise out of the use of our products. Such liability claims may result in:

•        decreased demand for our product and product candidates;

•        injury to our reputation;

•        costs of related litigation;

•        substantial monetary awards to patients and others;

•        loss of revenue; and

•        the inability to commercialize our products and product candidates.

Any of these outcomes may have an adverse effect on our consolidated results of operations, financial condition and cash flows, and may increase the volatility of our share price.

Our inadvertent or unintentional failure to comply with complex government regulations concerning privacy of medical and personal information could subject us to fines and adversely affect our reputation.

Privacy regulations around the world limit use or disclosure of protected personal information without written authorization or consent, except for permitted purposes outlined in the privacy regulations. The privacy regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties.

We have policies and practices that we believe make us compliant with the privacy regulations. Nevertheless, the documentation and process requirements of the privacy regulations are complex and subject to interpretation. Failure to comply with the privacy regulations could subject us to sanctions or penalties, loss of business and negative publicity.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the General Data Protection Regulation established in the European Union. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business.

A disruption in our computer networks, including those related to cybersecurity, could adversely affect our financial performance.

Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We rely on our computer networks and systems, some of which are managed by third parties, to manage and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. Cyber-attacks are increasingly more common, including in the health care industry. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and with rapidly evolving industry standards may result in our incurring significant expense due to increased investment in technology and the development of new operational processes.

We have not experienced any known attacks on our information technology systems that have resulted in any material system failure, accident or security breach to date. However, we may face threats to our networks from unauthorized access, security breaches and other system disruptions. We maintain our information technology systems with safeguard protection against cyber-attacks, including passive intrusion protection, firewalls and virus detection software. However, these safeguards do not ensure that a significant cyber-attack could not occur. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems’ improper functioning or damage or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks.

Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized disclosure of confidential information. If personal information or protected health information is improperly accessed, tampered with or disclosed as a result of a security breach, we may incur significant costs to notify and mitigate potential harm to the affected individuals, and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules or other similar laws protecting confidential personal information. In addition, a cybersecurity breach could hurt our reputation by adversely affecting the perception of customers and potential customers of the security of their orders and personal information, subject us to liability claims or regulatory penalties for compromised personal information and could have a material adverse effect on our business, financial condition and results of operations.

Our use of biological and hazardous materials and waste requires us to comply with regulatory requirements, including environmental, health and safety laws, regulations and permit requirements and subjects us to significant costs and exposes us to potential liabilities.

The handling of materials used in the diagnostic testing process involves the controlled use of biological and hazardous materials and wastes. The primary hazardous materials we handle or use include human blood samples and solvents. Our business and facilities and those of our suppliers are subject to federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling and disposal of, and exposure to, such materials and wastes. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations, including the failure to obtain, maintain or comply with any required permits, could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations and financial condition. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

We are subject to the U.K. Bribery Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the Bribery Act and other anti-corruption laws that apply in countries where we do business. The Bribery Act and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, or other legal requirements, including Trade Control laws. If we violate provisions of the Bribery Act or other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation into or audit of us of any potential violations of the Bribery Act and other anti-corruption laws or Trade Control laws by U.K. or other authorities could subject us to fines or criminal or other penalties, which could have an adverse impact on our reputation, our business, results of operations and financial condition.

Recent developments relating to the United Kingdom’s withdrawal from the European Union could adversely affect us.

The recent withdrawal of the United Kingdom from its membership in the European Union, or EU, often referred to as “Brexit”, could lead to legal and regulatory uncertainty in the United Kingdom and may lead to the United Kingdom and European Union adopting divergent laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

The United Kingdom and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the United Kingdom and the EU. This agreement provides details on how some aspects of the United Kingdom and EU’s relationship will operate going forwards however there are still many uncertainties. The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If other EU Member States pursue withdrawal, barrier-free access among the European Economic Area, or EEA, overall could be diminished or eliminated. The long-term effects of Brexit will depend on how the terms of the TCA take effect in practice and any further agreements (or lack thereof) between the United Kingdom and the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the UK access to the European single market for goods, capital, services and labor within the EU, and the wider commercial, legal and regulatory environment, will impact our United Kingdom operations.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations and development programs. For example, the United Kingdom will lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could adversely affect our financial condition, results of operations, cash flows and market price of our common stock.

We are exposed to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

The determination of our provision for income taxes and other tax liabilities requires significant judgment, including the adoption of certain accounting policies and our determination of whether our deferred tax assets are, and will remain, tax effective. We cannot guarantee that our interpretation or structure will not be questioned by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, by the relevant tax authorities, will not be subject to change. Any adverse outcome of such a review may lead to adjustments in the amounts recorded in our financial statements and could have a materially adverse effect on our operating results and financial condition.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Dealings between current and former group companies as well as additional companies that may form part of our group in the future are subject to transfer pricing regulations, which may be subject to change and could affect us. Compliance with these laws and regulations will be more challenging as we expand our international operations, including in connection with potential approvals of our product candidates in Europe, the United States and elsewhere.

Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the patent income deduction, possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in Belgium and other tax incentives and the implementation of new tax incentives such as the innovation deduction. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain unrecognized tax assets or credits that we have built over the years. In general, some of these tax losses carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. The tax burden would increase if profits, if any, could not be offset against tax loss carry forwards.

Risks related to Singapore

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries including the United States and Europe where we operate appear to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our sales will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our products, which could impact our business, financial condition and results of operations.

Risks Related to Doing Business in China and Hong Kong

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A part of our operations are located in Hong Kong and China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

A l part of our operations are located in China, and thus, we are also governed by PRC laws and regulations. PRC companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate our subsidiary in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such our subsidiary may be subjected to various government and regulatory interference in the provinces in which they operate. Our subsidiary could be subjected to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC corporate income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC corporate income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We may face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission is not required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Regulations, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe the CSRC’s approval is not required for the listing and trading of our securities on Nasdaq in the context of this offering, given that we are an exempted company with limited liability incorporated under the laws of the Cayman Islands.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our Company’s business and results of operations we may pursue in the future.

A part of our operations are located in China, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our Company’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for the Company’s products and services and materially and adversely affect its business and results of operations.

You may face difficulties in protecting your interests and exercising your rights as a stockholder since we conduct substantially all of our operations in the UK, and almost all of our officers and directors reside outside the U.S.

Although we are an exempted company with limited liability incorporated under the laws of the Cayman Islands, a substantial part of our operations are located in the UK. Further, all of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using part of the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to the approval of the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long-term loan to be provided by us to our PRC subsidiary must be approved by the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use part of the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from part of the net proceeds of this offering to fund the establishment of new entities in China by our subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Risks Related to Our Securities

There has been no prior public market for our Class A ordinary shares and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market for our Class A ordinary shares may never develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Class A ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities.

We expect that the price of our Class A ordinary shares will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the initial public offering price.

The initial public offering price for our Class A ordinary shares sold in this offering is determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our Class A ordinary shares following this offering. In addition, the market price of our Class A ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•        the volume and timing of sales of our products;;

•        the introduction of new products or product enhancements by us or others in our industry;

•        disputes or other developments with respect to our or others’ intellectual property rights;

•        our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•        product liability claims or other litigation;

•        quarterly variations in our results of operations or those of others in our industry;

•        media exposure of our products or of those of others in our industry;

•        changes in governmental regulations;

•        changes in earnings estimates or recommendations by securities analysts; and

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A ordinary shares shortly following this offering. If the market price of our Class A ordinary shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our stock is expected to initially trade under $5.00 per ordinary share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our stock is expected to initially trade below $5.00 per share. As a result, our stock could be known as a “penny stock”, subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A ordinary shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A ordinary shares, and may negatively affect the ability of holders of shares of our Class A ordinary shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Our share price may be volatile and may fluctuate.

Like other biotechnology companies, the market price of our Class A ordinary shares may be volatile. The factors below may also have a material adverse effect on the market price of our Class A ordinary shares:

•        fluctuations in our results of operations;

•        our ability to enter new markets;

•        negative publicity;

•        changes in securities or industry analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

•        regulatory developments affecting our industry;

•        announcements of studies and reports relating to our products or those of our competitors;

•        changes in economic performance or market valuations of our competitors;

•        actual or anticipated fluctuations in our quarterly results;

•        conditions in the industries in which we operate;

•        announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

•        additions to or departures of our key executives and employees;

•        fluctuations of exchange rates;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares; and

•        sales or perceived sales of additional shares of our Class A ordinary shares.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

Assuming our Class A ordinary shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A ordinary shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A ordinary shares;

•        reduced liquidity for our Class A ordinary shares;

•        a determination that our Class A ordinary shares are “penny stock”, which would require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A ordinary shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We do not intend to pay cash dividends on our Class A or Class B ordinary shares in the foreseeable future.

We have never paid dividends on Class A or Class B ordinary shares and do not currently anticipate paying any cash dividends on our Class A or Class B ordinary shares in the foreseeable future. Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, control approximately 84.0% of our Class A ordinary shares and 96.6% Class B ordinary shares. After this offering, our directors, officers and principal shareholders holding 5% or more of our Class A and Class B ordinary shares, collectively, will control approximately [            ]% of our outstanding Class A and Class B ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or other securities from being traded on a national securities exchange or in the over the counter trading market in the U.S..

Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, Nasdaq would delist our securities, including our units, ordinary shares and redeemable warrants being offered in this offering, and the SEC shall prohibit them from being traded on a national securities exchange or in the over the counter trading market in the U.S. For example, if we effect our initial business combination with a business located in the PRC and if our new auditor is located in China, with operations in and who performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the work of our new auditor as it relates to those operations may not be inspected by the PCAOB, which currently is the case. If our securities are delisted and prohibited from being traded on a national securities exchange or in the over the counter trading market in the U.S. due to the PCAOB not being able to conduct inspections or full investigations of our auditor, it would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect the Company’s ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on the Company’s business, financial condition and prospects.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of these possible regulations in addition to the requirements of the HFCAA are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected. If, for whatever reason, the PCAOB is unable to conduct inspections or full investigations of our auditor, the Company could be delisted or prohibited from being traded over the counter earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such delisting and prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect the Company’s ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on the Company’s business, financial condition and prospects.

Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of the Company’s auditor, investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would may make it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

We intend to use the net proceeds from this offering for strengthening sales and marketing, research and development, and working capital and general corporate purposes, including future capital expenditures and increasing our liquidity. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is Virax Biolabs (Cayman) Limited; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as Virax Biolabs (Cayman) Limited is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final;

(d)    is not in respect of taxes, a fine or a penalty;

(e)     was not obtained by fraud; and

(f)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our memorandum and articles of association will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the UK, Singapore and Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the UK may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services and products;

•        protection of our intellectual property rights;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

After deducting the estimated underwriter’s discount and offering expenses payable by us, we expect to receive net proceeds of approximately $ [            ] (or $[            ] in the aggregate if the underwriter exercise its over-allotment option in full) from this offering.

We plan to use the net proceeds of this offering as follows:

•        approximately 40% for research & development, obtaining product certification approvals in the territories we have identified, and establishing our distribution networks;

•        approximately for 20% for expanding our staff & payroll;

•        approximately 10% for marketing & advertising our platforms;

•        approximately 10% for working capital;

•        approximately 10% for operating expenses;

•        approximately 5% for capital to make strategic acquisitions;

•        approximately 4% for inventory purchases; and

•        approximately 1% for regulatory and compliance work.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

We have agreed with the underwriters in this offering to establish an escrow account in the United States and to fund such account with $[            ] from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a [            ] period following the closing of this offering. The escrow account will be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires.

DIVIDEND POLICY

For the year ended March 31, 2021 and 2020, we have not declared any dividend. We do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

CAPITALIZATION

The following table sets forth our capitalization as of December 18, 2021 on:

•        an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of [            ] shares at an assumed initial public offering price of $[            ] per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 18, 2021
	Actual	As Adjusted
	(in US$)
Equity:
Class A Ordinary shares, $0.0001 par value, 492,000,000 Class A ordinary shares authorized, 2,748,292 Class A ordinary shares outstanding on an actual basis; and [ ] outstanding on an as adjusted basis	274.83
Class B Ordinary shares, $0.0001 par value, 8,000,000 Class B ordinary shares authorized, 7,026,759 Class B ordinary shares outstanding on an actual basis; and [ ] outstanding on an as adjusted basis	42.00
Additional paid-in capital(1)	4,951,306.00
Accumulated other comprehensive loss	(2,764.00)
Retained earnings	(4,640,285.00)
Non-controlling interest	(181,132.00)
Total equity	127,441.73

Total capitalization	127,441.73

____________

(1)      Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[            ] (offering proceeds of $[            ], less underwriting discounts of $[            ], non-accountable expense of $[            ] and offering expenses of $[            ]). The additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.

DILUTION

If you invest in our Class A ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per Class A ordinary share immediately after this offering.

The net tangible book value of our Class A ordinary shares and Class B ordinary shares as of December 18, 2021 was $308,576, or $0.03 per share based upon 2,748,292 Class A ordinary shares and 7,026,759 Class B ordinary shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Class A and Class B ordinary shares outstanding. Tangible assets equal our total assets less deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [            ] shares being sold pursuant to this offering price of $[            ] per share and after deducting underwriter’s discount and commission payable by us in the amount of $[            ], non-accountable expenses of $[            ] payable to the underwriter and estimated offering expenses in the amount of $[            ], our pro forma net tangible book value would be approximately $[            ], or $[            ] per share of Class A ordinary shares. This represents an immediate increase in net tangible book value of $[            ] per share to existing shareholders and an immediate decrease in net tangible book value of $[            ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of December 18, 2021
Public offering price per Class A ordinary share	$
Net tangible book value per share as of December 18, 2021	$
Increase in net tangible book value per share attributable to existing shareholders	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriter’s over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $[            ], and increase the dilution per share to new investors by approximately $[            ], after deducting the underwriter’s discount and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of December 18, 2021, the difference between the number of Class A ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriter’s discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[            ] per Class A ordinary share:

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders (Class A and Class B ordinary shareholders)	9,775,051%		$4,951,623%			$0.51
New investors from public offering		%	$	%	$
Total		100.00%		$100.00%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

Structural Overview

We are a holding company incorporated in the Cayman Islands that owns all of the outstanding capital stock of Virax Biolabs (UK) Limited, our wholly-owned United Kingdom subsidiary. Virax Biolabs (UK) Limited, in turn, owns all of the outstanding capital stock of Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary. Virax Biolabs Limited owns all of the outstanding capital stock of Virax Immune T-Cell, our wholly-owned Hong Kong subsidiary, and 95.65% of the outstanding capital stock of Virax Biolabs Pte. Limited, our operating subsidiary incorporated in Singapore. Virax Biolabs Pte. Limited owns all of the outstanding capital stock of Logico Bioproducts Corp., a wholly-owned British Virgin Islands and a subsidiary of Virax Biolabs Pte. Limited. Logico Bioproducts Corp., in turn, owns all of the outstanding capital stock of Shanghai Xitu, a wholly-owned subsidiary of Logico Bioproducts Corp. and a wholly foreign owned enterprise based in China.

We completed the Reorganization in September 2021. Pursuant to the Reorganization, all shareholders of Virax Biolabs Limited (HK) transferred their shares, 102,478,548 ordinary shares in total, to Virax Biolabs (UK) Limited, in exchange for an aggregate of (i) 2,549,028 newly issued Class A Shares and (ii) 7,034,305 newly issued Class B Shares of Virax Biolabs (Cayman) Limited.

Organization Structure and Purpose

Virax Biolabs (Cayman) Limited — Virax Biolabs (Cayman) Limited is a Cayman Islands exempted company incorporated on September 2, 2021. Structured as a holding company with no material operations, we conduct our operations through our subsidiaries in the United Kingdom, Hong Kong, Singapore, British Virgin Islands and China.

Virax Biolabs (UK) Limited — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of Cayman Topco and structured as a holding company with no material operations.

Virax Biolabs Limited — Virax Biolabs Limited, incorporated on April 14, 2020 under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary, serves as a holding company of certain intellectual property rights used by our Group.

Virax Immune T-Cell Medical Device Company Limited — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco, incorporated on January 16, 2017 under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to Virax Immune Technology.

Virax Biolabs Pte.    Limited — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to Virax Biolabs Pte. Limited on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% is owned by independent third party shareholders. It is our operating company, primarily engaged in the trading and sales of our products and running primarily day to day operations.

Logico Bioproducts Corp. — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011, and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017 in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

The following diagram illustrates our corporate structure immediately following the consummation of this offering:

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income and comprehensive income for the years ended March 31, 2021 and 2020, and the summary consolidated balance sheets as of March 31, 2021 and 2020 are derived from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. The condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Summary of Operations in U.S. Dollars (audited)

	Years Ended March 31,
	2021	2020
Revenues	$123,820	$99,876
Cost of Revenues	133,254	54,127
GROSS PROFIT (LOSS)	(9,434)	45,749

OPERATING EXPENSES
Sales and Marketing	57,203	7,690
Research & Development	120,221	87,000
General and Administration	457,680	602,303
Operating loss	(644,538)	(651,244)

OTHER INCOME/(EXPENSE)	(28,377)	(88,220)

NET LOSS	(672,915)	(739,464)

TOTAL COMPREHENSIVE LOSS	$(676,616)	$(738,527)

Balance Sheet in U.S. Dollars (audited)

	As of March 31, 2021	As of March 31, 2020
Cash	$17,621	$22,609
Total Current Assets	39,621	22,609
Total Assets	39,621	22,609

Total Current Liabilities	865,418	1,231,716

Long Term Debt	—	—

Total Liabilities	865,418	1,231,716

Working Capital (Deficit)	(825,798)	(1,209,107)

Total Stockholders’ Deficit	(644,665)	(1,050,079)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations in the United Kingdom and Hong Kong with operating subsidiaries in Singapore, China and British Virgin Islands and have been operating since 2013.

We are a global innovative biotechnology group, primarily engaged in the research and development, sales, distribution and marketing of diagnostics test kits and med-tech and PPE products for the prevention, detection, diagnosis and risk management of viral diseases with a particular interest in the field of immunology. Our mission is to minimize the risks of viruses throughout the world via our products offerings.

Our product portfolio includes (i) diagnostics test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and Sourced Brands. We also have an upcoming brand “Virax Immune” expected to launch in 2022, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. We believe that the T-Cell IVD Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the diagnosis and threat analysis of the major viruses faced globally. Further, our products and services, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include clinicians, nurses, administrative staff, laboratories, biotechnology companies and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific and Sub-Saharan Africa, and we expect to extend our geographical reach to North America in 2022.

Our sales of Virax branded products commenced in 2020 and we will require adequate proceeds from this offering to fully commercialize ViraxClear and ViraxCare, to test and commercialize and further develop our Virax Immune products.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

•        our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into;

•        our ability to commercialize our ViraxClear, ViraxCare and Virax Immune products in 2022;

•        our ability to sign sales distribution agreements in the jurisdictions planned;

•        our ability to launch successful marketing and sales activities to sell our products;

•        our ability to agree production agreements with our existing and potential suppliers for our range of test kits and at competitive prices;

•        our ability to raise additional funds for operations; and

•        our ability to enhance our operational efficiency.

Effects of COVID-19 on the Group

If the current outbreak of COVID-19 pandemic continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Group. COVID-19 may cause us to have to reduce operations as a result of various lock-down procedures enacted by the relevant local, state or federal government in the jurisdictions where we operate, which could restrict the movement of our staff and the ability to recruit new staff when required, distributors and suppliers. COVID-19 may also cause a decrease in spending by potential customers of our products as a result of the economic turmoil resulting from the spread of COVID-19 and thereby having a negative effect on our ability to generate revenue. Further, if there is a spread of the coronavirus within any of our operating jurisdictions, it may cause local disruptions and could potentially cause a specific location to be entirely quarantined. The continued COVID-19 outbreak may also restrict our ability to raise funding when needed. The specific and actual effects of the spread of coronavirus on the Group are difficult to assess at this time as the actual effects will depend on many factors beyond our control and knowledge. The spread of COVID-19 and related mutations of this virus, if it continues, may cause an overall decline in the economies we plan to operate in as a whole and also may materially harm our Group.

Notwithstanding the foregoing possible negative impacts on our business and results of operations, up until now, we do not believe our business operations, financial condition, and results of operations have been materially negatively impacted by the coronavirus pandemic and related shutdowns. We believe the worldwide response to this pandemic and new variations of this virus has raised awareness of and the need for our products. More specifically, we have been successful at developing our current suite of products for coronavirus detection but also other viral threats. We have also been developing products that help to determine an individual’s likely immunological response to a particular virus.

Notwithstanding, the ultimate impact of the COVID-19 pandemic on our operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the coronavirus outbreak, new information which may emerge concerning the severity of the coronavirus pandemic, and any additional preventative and protective actions that governments, or our Group, may direct, which may result in an extended period of business disruption and reduced operations. The long-term financial impact cannot be reasonably estimated at this time and may ultimately have a material adverse impact on our business, financial condition, and results of operations.

Results from Operations

Years Ended March 31, 2021 and 2020

	For the year ended March 31, 2021	For the year ended March 31, 2020
Revenues	$123,820	$99,876
Cost of revenues	133,254	54,127
Gross Profit (Loss)	(9,434)	45,749

Operating Expenses
Sales and Marketing	$57,203	$7,690
Research & Development	120,221	87,000
General and Administration	457,680	602,303
Operating loss	(644,538)	(651,244)

Other Income/(Expense)	(28,377)	(88,220)

Net Loss	$(672,915)	$(739,464)

Other Comprehensive Income (Loss)
Foreign currency adjustment	3,701	(937)
Total Comprehensive Loss	$(676,616)	$(738,527)

Revenues

The principal activities of the Group for the years ended March 31, 2021 and 2020 were initial sales of ViraxClear, COVID-19 IVD test kits, and ViraxCare, high-quality MedTech and PPE. In 2020, we scaled down our food importation business into the PRC to focus on developing our Virax branded products. During the fiscal years 2020 and 2021, the Group was approached and provided consulting fees to third parties on biotech opportunities into and out of the PRC. In the long term, this activity will not be a focus for the Group.

It is too early to draw meaningful conclusions from the financial performance of the Group due to the change in our business focus for the Group since 2020. Revenue was $123,820 and $99,876 for the years ended March 31, 2021 and 2020, respectively, representing an increase of approximately 24.0%. During for the year ended March 31, 2021 our Group sold our first Virax products for an aggregate amount of $104,820. The consulting revenue of $19,000 for the year ended March 31, 2021 was related to providing consulting services to assisting third parties in designing mobile application and other distribution formats for sales of biotechnology products of other companies into and out of the PRC.

The previous financial year prior to the launch of ViraxClear and ViraxCare the Group’s total revenue was $99,876 for the year ended March 31, 2020 and was related to $63,876 from the final contracts for the importation of food products into the PRC, and $36,000 from providing consulting services.

Cost of revenues

Cost of revenues for the years ended March 31, 2021 and 2020 was $133,254 and $54,127, respectively, representing a significant increase of 146%. The significant increase was related to the purchase cost of testing kits and PPE products from our suppliers and associated transportation costs from the Group’s first sales of ViraxClear and ViraxCare products.

Of the $133,254 incurred for the year ended March 31, 2021, all the cost was related to the purchase of ViraxCare PPE products ViraxClear test kits. We had no costs associated with the consultancy revenue.

Of the $54,127 incurred for the year ended March 31, 2020, all of the costs were related to our previous business of the importation of food products in the PRC. We had no costs associated with the consultancy revenue.

Gross profit

It is too early to draw meaningful conclusions from the margins earned in 2021 and 2020 respectively. Gross profit for the years ended March 31, 2021 and 2020 was ($9,434) and $45,749, respectively, representing a significant decrease of approximately 120.62%. The significant decrease was due to the lower gross profit margin and the roll out from the first trial sales of Virax’s products.

Of the gross profit generated in 2021 Virax products had a loss of $28,434. Consulting generated $19,000 of gross profit.

Of the gross profit generated in 2020 our previous food business made a profit of $9,749 and consulting generated $36,000 of gross profit.

Operating Expenses

Operating expenses were $635,104 and $696,993 for the years ended March 31, 2021 and 2020, respectively, representing an decrease of approximately 8.9%.

	For the year ended March 31, 2021	For the year ended March 31, 2020
Operating expenses:
Sales and Marketing	$57,203	$7,690
Research and Development	$120,221	$87,000
General and Administration	$457,680	$602,303
Total operating expenses	$635,104	$696,993

The increase in sales and marketing costs were primarily related to the development of the Group’s new Virax brands, packaging and websites that were commenced in 2020 and 2021.

For the year ended March 31, 2021, approximately 73% and 50% of our chief executive officer’s, Mr. James Foster, and our chief operating officer’s, Mr. Cameron Shaw, consulting costs were related to research and development expenses to introduce, innovate and improve the Group’s products and services. For the year ended March 31, 2020, the cost represented an allocation of 73% of our chief executive officer’s consulting costs only. For further details on our research and development capabilities, please refer to “Business — Our Competitive Strengths — Strong Research and Development Capabilities” section. The research and development expenses amounted to $120,221 and $87,000 in 2021 and 2020, respectively. During the fiscal years 2021 and 2020, the Group was able to use its internal resources to progress its research and development activities due to the early stages of development of its Virax branded products. Since April, 2021, the Group started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing.

General and Administration costs amounted to $457,680 and $602,303 for the years ended March 31, 2021 and 2020, respectively. It is too early to draw meaningful conclusions of the future level of General and Administration expenses based upon fiscal years 2021 and 2020, respectively, as a large portion of these costs relate to the Group’s food importation business into the PRC. For the years ended March 31, 2021 and 2020, the Group incurred costs amounting to $11,429 and $49,196 in scaling down its food import operations. The Group also did not incur any listing related expenses related to its preparation of an initial public offering.

Consultancy fees payable to our chief executive officer and our chief executive officer amounted to $64,222 and $33,000 for the years ended March 31, 2021 and 2020, respectively. For the year ending March 31, 2021, the cost represents the remaining 27% and 50% respectively of their consulting costs were not allocated to research and development. For the year ending March 31, 2020, the cost represents an allocation of 73% of our chief executive officer’s consulting costs only. The Company also incurred consultancy costs of $70,000 in the year to March 31,2021 related to advice and assistance in introducing to the Group suppliers in China of relevant medical devices and equipment.

For the years ended March 31, 2021 and 2020, the remaining costs were (i) short term rental and related occupancy costs amounted to $32,137 and $24,008, respectively; (ii) professional, outsourced accounting and legal fees amounted to $132,004 and $382,174, respectively; (iii) payroll expenses and related HR costs amounted to $85,963 and $73,735, respectively; (iv) travel expenses amounted to $18,183 and $13,292, respectively; and (v) the remaining from miscellaneous expenses amounted to $43,742 and $26,898, respectively. The cost of pursuing the arbitration award mentioned in the notes to the consolidated financial statements “Note 13 — Contingent Liabilities and Contingent Assets” over the two fiscal years of 2021 and 2020 amounted in aggregate to $188,000 with $54,000 incurred in 2021 and $134,000 in 2020.

Income tax (expense) benefit

Income tax (expenses) was $0 and $0 for the years ended March 31, 2021 and 2020, respectively, since the Group is currently loss making

Total other (Income) Expense and Other, Net

For the years ended March 31, 2021 and 2020, our total other income, net was $266 and $2,470 respectively. Interest expenses amounted to $28,643 and $90,690 for the years ended March 31, 2021 and 2020, respectively, and was related to interest on the sums advanced by shareholders to the Company for working capital purposes.

Net loss

For the years ended March 31, 2021 and 2020, our net loss was $672,915 and $739,464 for the years ended March 31, 2021 and 2020, respectively. As previously discussed earlier it is too early to draw meaningful conclusions from the financial performance of the Group due to the change in business focus during this period.

Liquidity and Capital Resources

	For the year ended March 31, 2021	For the year ended March 31, 2020
Cash from operating activities	(408,204)	(39,974)
Cash from financing activities	403,216	—
Cash from investing activities	—	—

Effect of exchange rate change
Change in cash during the year	(4,988)	(39,974)
Cash, beginning of the year	22,609	62,583
Cash, end of the year	17,621	22,609

To date the Group has financed its operations primarily through capital contributions and loans from shareholders. Net cash used in operating activities was $408,204 and $39,974 for the years ended March 31, 2021 and 2020, respectively. The increase in cash used for operations was mainly due to net loss of $672,915 for the year ended March 31, 2021 and offset by changes in working capital of $383,309.

Net cash used in investing activities was $0 and $0 for the years ended March 31, 2021 and 2020, respectively.

Net cash provided by financing activities was $403,216 and $0 for the years ended March 31, 2021 and 2020, respectively. The increase in cash flows from financing activities was due to an increase in shares issued for cash in the fiscal year 2021 compared to the fiscal year 2020.

The Group has an accumulated deficit of approximately $4.6 million at March 31, 2021. Currently, we have not generated consistent cash flows to fund our operations yet. As of March 31, 2021, the Group had a cash balance of $17,621.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, to establish our distribution networks, and for general working capital and expenses purposes from part of our initial public offering’s net proceeds. We may, however, over the longer term require additional capital to fund further R&D expenditure.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. If we are successful in raising capital through the sale of class A ordinary shares offered for sale in this offering, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2022 and 2023. If we are unable to do so, we may have to curtail our business plans. We intend to use the net proceeds from the offering for primarily research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes. For further details on our use of proceeds from this offering, please refer to “Use of Proceeds” section.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

Commitments and Contingencies

Capital Expenditures

We had $0 and $0 capital expenditures for the years ended March 31, 2021 and 2020, respectively.

We do not have any contractual obligations for ongoing capital expenditures at this time. This commitment would be funded from the proceeds of the offering.

Lease commitment

The Group entered into short term lease agreements for an office in the United Kingdom, one unit in Hong Kong and one unit in Shanghai, with expiration dates in May 2022, September 2022 and June 2022, respectively. All the previous leases have been terminated. The Group’s commitments for minimum lease payments under this operating lease as of March 31, 2021 are as follows:

Minimum lease payment
Year ending March 31, 2022	$20,297
Year ending June 30, 2023	14,498

Total	$34,795

Contingencies

The Group is currently not a defendant to any material legal proceedings, investigation, or claims.

The Group won a successful arbitration in the Netherlands against a supplier of product for import into Asia. The award amounts to $815,000 and the Group has now commenced legal proceedings to enforce this judgement in that jurisdiction. No asset will be recorded in the balance sheet until the proceeds of this award are received in cash.

Off-Balance Sheet Arrangements

As of March 31, 2021 and 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Going Concern Uncertainties and any other Audit qualifications

As of the date of this prospectus, there is doubt regarding our ability to continue as a going concern as we have not generated sufficient cash flow to fund our business operations and loan commitments. Our future success and viability, therefore, are dependent upon our ability to generate capital financing. The failure to generate sufficient revenues or raise additional capital may have a material and adverse effect upon the Group and our shareholders.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

IFRS 16, “Leases”

The Group adopted IFRS 16 ‘Leases’ with effect from 1 April 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:

•        lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate;

•        right-of-use assets are measured at an amount equal to the lease liability; and

•        operating leases with a remaining lease term of less than 12 months as at 1 April 2019 are accounted for as short-term leases.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Group’s presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, it is subject to income and other taxes in various other jurisdictions, including the United Kingdom, China, and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income, in which case the tax is also recognized in other comprehensive income.

Cash and cash equivalents

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Segmented information

The Group has one reportable segment as of March 31, 2021 and 2020 in the distribution of diagnostics test kits and PPE products. The chief operating decision maker is responsible for allocating resources and assessing performance obtains financial information, being the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flow, about the Group as a whole.

Revenue from contracts with customers

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.      Identification of the contract or contracts with a customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

Our products are generally sold without a right of return, so no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Revenue is recognized at the point at which control of the underlying products are transferred to the customer. Satisfaction of our performance obligations occur upon the transfer of control of products, either from our facilities or directly from suppliers to customers. We consider customer purchase orders to be the contracts with a customer. All revenue is generated from contracts with customers.

Consulting revenues

Consulting revenues primarily include fees received for consulting services. Revenue from the mobile app platform is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from consulting and sales of non Virax products are recognized at the point at which control of the underlying products are transferred to the customer.

Recently Issued Accounting Pronouncements

Refer to the notes to the consolidated financial statements for a complete description of recent accounting standards which we have not yet been required to implement and may be applicable to our operation, as well as those significant accounting standards that have been adopted during the current year.

Trend Information

As we are still in the early phase of commercializing our suite of products, we are unable to identify any recent trends in revenue or expenses. As a result, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to, among other things:

•        present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•        have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

•        disclose certain executive compensation related items.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risk, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the cash represents the maximum credit exposure which amounted to $17,621 and $22,609 as at March 31, 2021 and 2020, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at March 31, 2021 and 2020, respectively.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at March 31, 2021 and 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	For the year ended March 31, 2021	For the year ended March 31, 2020
	RMB	RMB
Cash	26,097	22,475
Accounts Payable and Accrual Liabilities	(27,352)	(58,365)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $490,609 and $408,999 and due to shareholder and related payable of $374,809 and $822,717 as at March 31, 2021 and 2020, respectively. The Company had cash of $17,621 and $22,609 as at March 31, 2021 and 2020. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

Five customers and three customers accounted for 98% and 100% of the Group’s sales for the years ended March 31, 2021 and 2020, respectively. Accounts receivable from these customers was $928 and $0 as of March 31, 2021 and 2020, respectively.

There are three suppliers accounted for 100% and 0% of our total purchases, respectively, for the years ended March 31, 2021 and 2020.

BUSINESS

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations in the United Kingdom and Hong Kong with operating subsidiaries in Singapore, China and British Virgin Islands and have been operating since 2013.

We are a global innovative biotechnology group, primarily engaged in the research and development, sales, distribution and marketing of diagnostics test kits and med-tech and PPE products for the prevention, detection, diagnosis and risk management of viral diseases with a particular interest in the field of immunology. Our mission is to minimize the risks of viruses throughout the world via our products offerings.

Our product portfolio includes: (i) diagnostics test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and (iii) Sourced Brands. We also have an upcoming brand “Virax Immune” expected to launch in 2022, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. We believe that the T-Cell IVD Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the diagnosis and threat analysis of the major viruses faced globally. Further, our products and services, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include clinicians, nurses, administrative staff, laboratories, biotechnology companies and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific, and Sub-Saharan Africa, and we expect to extend our geographical reach to North America in 2022.

We have two commercialized brands and an upcoming brand that produce a robust pipeline of products and services which diagnose, monitor, and enable the treatment of viral diseases. Our commercialized brands are ViraxClear and ViraxCare, which have been put into market since 2020 with the Virax Immune brand aimed to launch in 2022.

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We have been distributing and selling those products in Europe, South America, Africa and Asia and are continuing to penetrate new markets, such as North America, by working with strategic partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

ViraxCare provides innovative med-tech and PPE products. The product range includes (i) employee protection equipment (“EPE”) products designed by us and produced and assembled by third-party suppliers pursuant to our manufacturing specifications, including infrared thermometers, pulse oximeters, masks, gloves, and other PPE; and (ii) sourced brands from third-party suppliers for our distribution, including but not limited to nebulizing machines and smart wearable devices that alert employees to help them follow social distance guidelines.

Virax Immune is our primary focus. We are developing proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. The first test we are developing is a COVID-19 T-Cell IVD test kit, which is expected to be launched in Europe, South East Asia and South America initially including but not limited to Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1), in 2022. Virax Immune is primarily focused on the proprietary development of our T-Cell diagnostic testing equipment linked to our immunology software application.

We will continue to innovate by developing biotechnologies that enable us to understand viral diseases and utilize our to-be-acquired novel biosensor technology for accurate point-of-care quantification of additional biomarkers. Our goal is to understand the adaptive immune system and translate it into new products with unprecedented scale, precision and speed.

We are committed to strategically capitalizing on growth opportunities by innovating our own product pipeline, partnering with researchers and pharmaceutical companies, and maximizing the value of our existing products and services, as well as engaging in various business development activities. We believe that our business development activity is an enabler of our business and growth strategies, and we seek to generate growth by pursuing acquisitions and investments that have the potential to enhance our business and capabilities.

Our Market Opportunity

We are positioned to be a growth orientated life science innovator and market disruptor. Our management team and advisory board are seasoned entrepreneurs and medical experts. We believe that our product portfolio is disruptive, innovative and has the potential to gain market share rapidly, supported by a management team and advisory board of seasoned entrepreneurs and industry experts.

Currently, we inhabit a number of high growth sectors which are expanding rapidly. Immunology as a sector is expected to grow from approximately $77.3 billion in 2018 to $143.8 billion in 2026, representing a compound annual growth rate (“CAGR”) of approximately 8.1% during the forecast period. The market for medical devices inclusive of diagnostics test kits is expected to grow from approximately $392.5 billion in 2017 to $602.1 billion in 2025, representing a CAGR of approximately 5.5% during the forecast period. Our target markets are forecasted to almost double in size within 10 years which is indicative of robust the sectors’ strength and potential.

Within the in-vitro diagnostic (“IVD”) market, we are positioned in the two fastest growing segments: flow cytometry and molecular diagnosis. Furthermore, we believe our Asia-centric supply chain offers cost savings when compared to companies whom are reliant on antiquated and high-priced supply chains, which will result in helping us to gain market share rapidly.

Furthermore, the global Internet of Healthcare Things (“IoHT”) market is projected to grow approximately 39% from approximately $72.5 billion in 2021 to an estimated projection of $188.2 billion in 2025, representing a CAGR of approximately 7.8% during the forecast period. The IoHT segments include but are not limited to medical devices, systems and software, services and connectivity technology.

According to ResearchandMarkets.com, the healthcare industry is poised to undergo an unprecedented transformation as a result of technology advances and healthcare access concerns due to the recent coronavirus pandemic and that COVID-19 has forced hundreds of millions of people worldwide to change their behaviors in terms of how they obtain healthcare services. We believe our Company is positioned to take advantage of this growth and transformation in the healthcare industry within our competing segments.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Cutting-edge technology

We are a dynamic and innovative company engaged in creating cutting-edge technology. In particular, our in-development Virax Immune’s immunological diagnostic profiling technique is intended to be cutting-edge technology which we believe is not available on the IVD market as at the date of this prospectus. Currently, we are testing T-Cell responses to specific viral threats which will allow us to build individual immunological profile overtime based on different tests completed by different individuals. As a result, we believe our cutting-edge technology will enable us to radically change the diagnostic approaches of the IVD market with respect to major viral diseases.

Commercialization of our own diagnostic devices

Historically in-vitro diagnostic test kits are designed to be lab specific by leading biotechnology and pharmaceutical companies, and thus, an in-vitro diagnostic test kit company is required to be tied down to a specific biotechnology partner or pharmaceutical partner. However, with the launch of our Virax Immune T-Cell IVD test kit expected to be in 2022, we designed it to be as lab agnostic and easy to use as possible. As a result, we believe this will allow us to distribute the T-Cell in-vitro diagnostics test kit to a broader geographic reach and deploy the test kits rapidly, without having to impose difficult techniques or equipment on our lab partners or being tied down to a specific lab partner. As a result, we believe we can rapidly capture the T-Cell in-vitro diagnostics test kit market share in a short period of time.

Advanced Technologies with Competitive Pricing

Our ViraxClear diagnostic test kits offer very high sensitivity and specificity levels, approximately 98 to 99% accuracy as compared to an industry average of approximately 90% accuracy, which allow consumers to obtain consistent test results with high accuracy from the safety of their own homes at a price that is as affordable in developing as in developed countries. In addition, our partnerships with various large Chinese and European biotechnology companies and manufacturers allow us to establish a procurement chain which enables us to offer our ViraxClear diagnostic test kits to consumers at competitive pricing. Further, we can readily shift our procurement chain elsewhere based on procurement and shipping costs without incurring significant expenses. We will continue to seek opportunities to optimize our research and development to drive product development and commercial success and facilitate efficient use of capital. With a potential acquisition of a patent, we believe it will allow us to remain at the forefront of biomarker testing. The square wave voltammetry electrical measurement techniques will facilitate a shift towards point-of-care and home-based testing that is comparable in accuracy to lab-based enzyme-linked immunosorbent assay, or ELISA, tests.

Experienced Management Team with Extensive Industry Expertise and a Global Vision

We have an experienced management team driven by a shared passion for the prevention, detection, diagnosis and risk management of viral diseases, particularly immunology. We are led by our chief executive officer, Mr. James Foster, who had entrepreneurial successes in several investment companies before co-founding Virax. Mr. Foster initially worked at Royal Bank of Canada and NEX Group plc (formerly, ICAP plc). In 2009, Mr. Foster co-founded and became the vice president of Emerging Asia Capital, a resource focused mergers & acquisitions boutique. In 2013, Mr. Foster co-founded and became the chief operating officer of Cryptex Card, the first global debit card company for bitcoin. In 2014, Mr. Foster co-founded Natural Source Group Pte. Limited, a venture capital funded company. We are also led by our chief scientific officer, Mr. Tomasz George, and chief technical officer, Mr. Mark Ternouth. Mr. George is a veteran within the healthcare, diagnostics and wellness industries. Since October 2020, Mr. George has been providing scientific consulting services to Teranova Capital and VICE Media. Mr. George served as chief scientific officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products, from October 2019 to March 2021. From October 2011 to October 2019, he served as the head of scientific development and then chief scientific officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. Mr. Ternouth is a seasoned veteran within the consulting industry. In 2017, Mr. Ternouth served as a consultant at GDPR 360, a company providing specialist advisory services on GDPR legislation requirements for companies. From July 2015 to December 2016, Mr. Ternouth served as a senior manager of the IT consulting division at KPMG Management Consulting LLP, a consulting company. From 2014 to 2015, Mr. Ternouth served as the vice president ERP Fusion of Certus Solutions LLP, an Oracle platinum partner company specializing in the delivery of Oracle based business change programs. In 2010, Mr. Ternouth served as a consultant with Mokum Change Management, a consultancy company specializing in Oracle applications implementation. Other members of our management team are also industry veterans with diverse expertise, such as in developing advanced technology platforms, as well as overseeing investments, financing and other corporate development initiatives of various pharmaceutical companies, and possess keen insights into the latest trends in the global healthcare and pharmaceutical market. The vision and capabilities of our leadership team have contributed to a proven track record of launching successful products for Virax globally.

Robust Sales and Distribution Network

We have built a strong sales and distribution network since our inception in 2013. Our sales and distribution network is composed of our own direct sales force primarily through our e-commerce platforms and as well as various strategic distribution partners, located around the world. We have further complemented our sales and distribution network by securing distribution agreements for in-demand companies, brands and products to sell as an exclusive distributor on a regional basis. For example, under our ViraxClear brand, we have a third-party exclusive distribution agreements with a PRC biotechnology company for the distribution of their diagnostic kits in the Canadian market. The third party exclusive distribution agreements allowed our Group to drive revenue and build further shareholders’ value by increase sales and sales margin on products that we do not produce.

Strong Research and Development Capabilities

We have invested significant resources in research and development. For the nine months ended September 30, 2021 and the years ended March 31, 2021 and 2020, our research and development expenses amounted to approximately $0.20 million, $120,221 and $87,000, respectively. We have built a strong research and development team and are developing our Virax branded products and a T-Cell diagnostic test kit named Virax Immune for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. Based on our management team’s analysis, we expect to file a patent for the Virax Immune Cell diagnostic test kit and a copyright for the Virax Immune app in 2022. With a potential acquisition of a patent, we will aim to integrate it into Virax Immune’s product offering, as well as license it to third parties. As of September 30, 2021, our research and development team was composed of approximately 20 total personnel internally and externally, which accounted for approximately 60% of our total employees. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands. We believe this can lead to a shorter time to market which in turn may allow us to fully capture opportunities presented by shifts in industry trends. Further, our in-house research and development team collaborate closely with our manufacturing and research and development partners to ensure our products receive timely updates and/or the new biotechnology to keep abreast of viral diseases affecting the global.

Our Strategies

Development of the proprietary Virax Immune suite of IVD T-Cell test kits, which has a huge potential in immunology diagnostics and therapeutics, and development of the Virax Immune Mobile Application that will allow consumers to access their test results and then link to a variety of information and advice regarding their immunological profile provided by their test results.

We believe COVID-19 brought the role of the healthcare industry to the forefront of society and has created the opportunity for us to be positioned in the IVD industry as the “go to” industry to rapidly and develop the appropriate immunology responses to any pathogen, including future pandemics. To capture this opportunity, we have made significant investments in the development of a new brand and a technology platform, Virax Immune, which we seek to initially develop a new COVID diagnostic test kit aiming at the detection of T-Cell immune responses to the SARS-Cov-2 virus. We plan to continue to make significant investments to solidify and improve our diagnostic and technological edge. For example, with artificial intelligence, we aim to personalize and optimize user experience, display a variety of information regarding their immunological profile, and tailor health recommendations based on consumer individual test results within our mobile application under Virax Immune, and thereby improve consumer engagements. Although we have not commenced sales of any Virax Immune products, we have identified other diseases where T-cell testing under Virax Immune products could be an important diagnostic tool to identify other viral diseases. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the Virax Immune brand for a broader IVD application through T-cell testing to cover over 14 viral threats. Further, our collaboration with a European Union based materials technology company, will allow us to test many immune system biomarkers at point-of-care, with results that are comparable to laboratory standard tests in minutes. For further details on Virax Immune, see “Our Products and Services — Virax Immune” in this section.

Expand Sales and Marketing.

We intend to strengthen and expand our sales and marketing efforts by capitalizing our top quality products and utilizing the following strategies, among others:

•        Further collaborating with international industry leaders as well as governments by selectively pursuing strategic partnerships, investments, or acquisitions.    We firmly believe that collaboration with industry leaders and governments in various countries is an effective means for us to accumulate international expertise and expand our global presence. We plan to further pursue strategic co-development arrangements to enhance our product pipeline. We also plan to make selective investments and acquisitions that complement and create synergies with our existing businesses and products and services. Our ideal targets include companies with strong capabilities in developing diagnostic kits for viral diseases, in particular those associated with immunology, extensive development or biotechnological expertise, and global operating experience.

•        Penetrating other mature regions or countries through the provision of our disruptive technology.    In addition to the main locations which we distribute and sell to, namely, Europe, South America and Southeast Asia, we recognize that there are further opportunities in other regions or countries that are also facing the challenges of viral diseases, including COVID-19. With the constant challenges of COVID-19 variants, we intend to focus on further penetrating other regions or countries, namely, the United States, Canada, the Middle East, and Africa, that are adversely affected by COVID-19 in the fourth quarter of 2021 and beyond with our ViraxClear test kits and Virax Immune test kit.

•        Expand our sales team.    We plan to recruit additional employees to expand our sales team to approximately 10 sales representatives by the end of 2022 in our targeted sales regions or countries, namely, the United States, Canada, the Middle East, and Africa. We also plan to expand our sales team in our existing markets, namely, Europe, South America and Southeast Asia to strengthen our existing market shares. With an increased sales workforce, we will be able to pursue further business opportunities with our key customers as well as target additional new clients.

Strategic acquisitions of biotechnology companies with the intention of turning Virax into a fully integrated vehicle.

In addition to organic growth through the further development of our own product portfolio, for example Virax Immune, we intend to use a portion of the proceeds from this offering to acquire or partner with businesses similar or complementary to our current business (such as biotechnology companies, etc.), including opportunities that further promote our brand, expand our service and product offerings, strengthen our technology infrastructure and capabilities, or expand our geographic reach. As of the date of this prospectus, we have identified three potential acquisition targets to bring under our umbrella, and we entered into a non-binding letter of intent with one of the potential acquisition targets. It is our intention to build Virax Biolabs (Cayman) Limited into a biotechnology holding company containing several strategic valuable biotechnology companies’ brands in our holding portfolio to ultimately become a fully vertically integrated Biotechnology company.

Our Products and Services

To date, our product portfolio includes: (i) IVD test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and (iii) Sourced Brands. For the years ended March 31, 2021 and 2020 and nine months ended September 30, 2021, revenues generated from our ViraxClear brand accounted for approximately 40%, nil and nil, respectively, of our total revenues, with ViraxCare accounting for approximately 40%, nil and nil respectively, of our total revenues, and Sourced Brands accounting for approximately 20%, 100% and 100%, respectively, of our total revenues. As Virax Immune has not commenced any sales, it did not account for any revenue for the year ended March 31, 2021 and nine months ended September 30, 2021. However, we expect Virax Immune to account for part of our revenue in the fiscal year 2022. Currently, we generated our revenues primarily through our two existing commercialized.

Currently, we have two commercialized brands and an upcoming brand that produce a robust pipeline of products and services which diagnose, monitor, and enable the treatment of viral diseases. Our commercialized brands are ViraxClear and ViraxCare, with the Virax Immune brand aimed to launch in 2022.

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 IVD test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests, accounting for an aggregate of approximately 30% of our total products as of September 30, 2021. We have been distributing and selling those products in Europe, South America, Africa and Asia and are continuing to penetrate new markets, such as North America, by working with strategic partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

ViraxCare provides innovative med-tech and PPE products to our customers, accounting for an aggregate of approximately 70% of our total products as of September 30, 2021. The product range includes (i) EPE products designed by us and produced and assembled by third-party suppliers pursuant to our manufacturing specifications, including infrared thermometers, pulse oximeters, masks, gloves, and other PPE; and (ii) sourced brands from third-party suppliers for our distribution, including but not limited to nebulizing machines and smart wearable devices that alert employees to help them conform with social distance guidelines.

We are also expecting to source products, including but not limited to various artificial intelligence Medtech solutions from other brands for distribution only, which we expect to launch in 2022.

Virax Immune is our upcoming brand and also our primary focus in the near future. We are developing proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. The first test we are developing is a COVID-19 T-Cell IVD test kit, that we are aiming to bring to market in 2022. Virax Immune is focused on the proprietary development of our T-Cell diagnostic testing equipment linked to our immunology software application.

Virax Immune

The responses to COVID-19 vary widely between individuals. On the one hand, some individuals might be infected with the virus but exhibit no symptoms whatsoever, whereas others may have serious and occasionally fatal responses to the virus. T-Cells are responsible for part of an individual’s immune responses to COVID-19, they identify the virus, bind to it and alert the rest of the immune system to its presence, coordinating the immune cells against the viral attack. After an individual becomes infected with COVID-19, T-Cells to the virus can be present in the blood long after recovery. IgG antibodies to COVID-19 may be present for months after disease recovery. T-Cells to the original 2002 Severe Acute Respiratory Syndrome (“SARS”) virus have been found in survivors 17 years after the original infection. As a result, long-term protection could be expected for the current COVID-19.

As of December 2021, we are currently conducting clinical trials on our new T-Cell IVD test kit seeking to detect T-Cell immune responses to major global viral diseases, in particular to COVID-19. Our trials are being conducted in China where we perform our T-Cell test on samples customers sent us. We believe these tests are useful for determining an individual’s inherent protection from COVID-19 by their immune T-Cells if an individual has so far avoided COVID-19 infection. The new COVID-19 in-vitro diagnostic kit also may be useful to determine the degree of long-term protection an individual may have after recovering from COVID-19. To illustrate the effectiveness of a general T-cell in-vitro diagnostic test kit, according to a research report on “SARS-CoV-2-specific T cell immunity in cases of COVID-19 and SARS, and uninfected controls”, independent third party researchers tested a samples of 2,200 people in Vo’, Italy, with a T-cell test and with an antibody test. Of the 70 people who had confirmed cases of COVID-19, the T-cell test correctly identified 97% of cases and the antibody test correctly identified 77% of cases, and of the more than 2,000 people who were tested negative for COVID-19, the T-cell diagnostic test also returned positive results for 45 people. We expect to complete the marketing of our new T-Cell IVD test kit under the name Virax Immune and launch in 2022. We plan to predominately market our Virax Immune T-Cell IVD test kit directly in the United States, Canada, and many countries in Asia (excluding China) and Europe, as well as marketing to our existing supply chains in South America and Africa. In these countries, we plan to use a combination of our existing regional distributors and continuous expansion of on these existing distributors for sales to clinicians, nurses, administrative staff, laboratories and other relevant groups for the regions outside of North America and Europe. Further, outside of these territories, we plan to contract with distributors who will market and sell our Virax Immune T-Cell IVD test kit. Our target customers base includes hospitals, commercial testing laboratories, importers, and distributors. Our goal is to educate these groups through social media campaigns and other marketing channels with regard to the clinical, operational and economic benefits of switching from an antibody test to our T-Cell IVD test kit.

Due to the current COVID-19 global pandemic, COVID-19 will continue to affect the world in some form for the foreseeable future. As such, there is a strategic business case to focus our T-cell test on responses to COVID-19 in the first instance, and eventually, branching out to cover other communicable diseases, pathogens and allergens in the near future.

As more of the global population get vaccinated, the current coronavirus will be under increasing pressure to mutate in order to evade the vaccine’s protection. Further, no vaccine is 100% effective against the coronavirus so there always will be a part of the vaccinated population, between approximately 5% and 50% of the population depending on which vaccine was administered, who will not and/or do not develop an adequate immune response, and thus, are not effectively protected from coronavirus. It is therefore very important to test long-term adaptive immunity to COVID-19 and its variants as they arise so that individuals will have better knowledge as to their continued protection as the coronavirus mutates.

Long-Covid or Covid Long hauler syndrome (“Long-Covid”) may affect up to 20% of individuals who have contracted COVID-19, and even individuals who developed or will develop an adverse response to vaccination. One of the fundamental mechanisms behind this coronavirus involves immune cells in the body that start to express Sars-Cov-2 spike proteins (“Rogue Immune Cells) even after the viral Sars-Cov-2 particles have been eradicated and the original infection is eradicated from the body. The T-cells within an individual can identify these Rogue Immune Cells. As such, our T-Cell IVD test is effective at identifying Long-Covid as well as immunity to the original coronavirus disease.

Although we have not commenced sales of any Virax Immune products, we have identified other diseases where T-cell testing under Virax Immune products could be an important diagnostic tool to identify diseases including but not limited to Post-Lyme, Fibromyalgia, Chronic Fatigue Syndrome, Epstein–Barr virus (better known as EBV), Human Papillomavirus (better known as HPV), Malaria, Tuberculosis, Dengue virus, Hepatitis B, Herpes (better known as HSV-1), Rabies, Mumps, Rubella, Measles, Cytomegalovirus (better known as CMV), Hepatitis C virus (better known as HCV), HIV, and Influenza A. It may also be a useful tool for allergy testing. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the Virax Immune brand for a broader IVD application through T-cell testing to cover over 14 viral threats.

Further, due to the on-going COVID-19 pandemic, international travel around the globe will continue to be significantly hindered due to the high risk of infection. As such, there is a “growing global consensus” for the need for a COVID-19 immunity passport to permit international travel based on digital proof of vaccination and a negative COVID-19 test result. As we believe that the general results of a T-cell diagnostic test will provide a better long term understanding of an individual’s COVID-19 status and immunity than other COVID-19 diagnostic tests, we believe that by linking our Virax Immune diagnostic test kit to our immunology software application (collectively, “Virax Immune Platform”), we can integrate the application through a software development kits (“SDK”) and application programming interface (“API”) to assist with the creation of an immunity passport system proposed by global authorities by allowing governments to have access to an individual’s test results, which could be ground breaking from a COVID-19 health perspective since there is no COVID-19 immunity passport as of September 30, 2021. Currently, vaccine passport technology is being rolled out globally and it is already extrapolating data streams from a variety of sources but predominately based on government mandated vaccination programs. The governments integrate data through a variety of means and methods, including the procurement processes which we have played a role in applying previously. However, As of the date of this prospectus, we have not engaged with any governments for Virax Immune Platform yet. We believe that as vaccination efficacy wavers, and as time goes on, other forms of data and information will become crucial in understanding an individual’s ability to travel or cross borders safely. The Virax Immune Platform will provide proprietary data flows to further governments’ application programs as they diversify data flows away from simple binary vaccinations as the sole indictor of travel suitability. We believe immune system responses can accurately paint a more accurate long-term picture of an individual’s likelihood to be protected from serious disease and will likely be associated with their chances of contracting a disease and the possibility of transmitting the disease to others. We foresee our Virax Immune Platform and the information that we will produce from it will be a resourceful tool for every government globally if they are to feasibly open borders to all medium to high risk countries in the near to medium term future while also safeguarding their citizens as much as possible.

The following chart illustrates the anticipated process of our Virax Immune diagnostic test kit clinic version which is the first development phase of our Virax Immune diagnostic test kit (“development phase 1”):

The general usage process of Virax Immune diagnostic test kit clinic version under development phase 1 is anticipated to be as follows: (i) the consumers initially provide a blood sample to a Virax Immune approved clinic, after which, the blood samples sent to the lab for analysis; (ii) T-Cells are extracted and the individual’s blood is analyzed for immune responses to COVID-19 or any other virus to be tested for; (iii) the test results will be sent securely to the consumer via our immunology software application; (iv) health recommendations will be individually tailored based on test results; and (v) the test result data will be uploaded to the immunity passport systems that can be accessed by participating governments. Any customer who subscribes the immunity passport system must sign a user disclaimer disclaiming personal data before using our system. Users will also have the option to subscribe to a subscription service through our mobile application that provides on-going T-cell tests for novel antigens. Over time this will build up an extensive immune profile for each individual user. Areas of robust immunity where there is strong protection can be identified, as well as areas of weaker protection that need to be strengthened. Information will be provided to users to cover: health recommendations including but not limited to (a) tailored diet and lifestyle modifications or supplement recommendations from our approved partners, (b) the most useful vaccines for each individual, (c) the pathogens to which a person has the least protection and should be avoided wherever possible through mask wearing, social distancing, and avoiding hotspots or outbreak areas, (d) reducing physical, mental and oxidative stress; (e) healing intestinal dysbiosis; and (f) taking steps to tackle chronic inflammation. We expect to commence sales of our Virax Immune diagnostic home test kit, which is the development phase (“development phase 2”) after development phase 1, as illustrated in the chart above, in the second half of 2022 or in 2023. Virax Immune diagnostic home test kit is expected to allow customers to provide a blood sample from a user’s home to a Virax Immune approved clinic.

Mobile Application Functionalities

•        Long term verification for if an individual have previously contracted a viral disease;

•        Intrinsic immunity testing to verify whether an individual will have a reasonable immunity response to new viral diseases or the variant strain of the current coronavirus based on the makeup of memory T-cells within an individual’s immune system as these can often react to new viral disease if they have seen similar viruses in the past;

•        Link to diet and lifestyle suggestions to improve immune function that are tailored to an individual and integrated within the app;

•        APIs within the mobile app to link with government immunity passport records where relevant as described above;

•        Revenue streams collected as a result of both user interaction with the mobile app and also the recommendations for users based on their test results;

•        The mobile app will show an individual current immunity status for each of the viral diseases tested and known in our database. An individual immunity response may be an innate immunity or acquired through various vaccination; and

•        There will be an indication whether booster shots of vaccine are likely to be required for a specific viral disease known within our database.

After an initial immunity assessment, users can subscribe to ongoing tailored suggestions to improve their immune function and regular testing of different viral diseases immunity to add to their immune profile, and thus, adding a further revenue stream for our Company.

Further, we are in the process of adapting our immune system testing technology for use at point-of-care or outside of a laboratory environment, with results delivered using a portable testing device. The device utilizes proprietary technology we have developed through a collaboration with a European Union based materials technology company, involving screen printed electrodes and biosensors we have adapted to look at various biomarkers at point of care in a fraction of the time. The biosensors have the capability of producing lab standard test quality that has been shown to be comparable or better in accuracy as compared to lab based ELISA tests. The test can be performed without the need for trained personnel, laboratory equipment and expensive reagents. The test contains an electrochemical sensor consisting of an electrode surface that has been pre-coated with antibodies to a specific substance or biomarker that is detected for in a sample. When exposed to the sample, the biomarkers present in the sample bind to the antibodies, changing their conformation. An electrical square wave volumetric technique is then used to quantify the amount of biomarker bound to antibodies on the electrode surface. The whole process is approximately 20 minutes as compared to an approximate of 4 hours for a similar ELISA lab test. The device we are developing is also small and portable enough for easy point-of care or home testing.

For further details on the developments of our Virax Immune suite of IVD T-Cell test kits and Virax Immune Mobile Application, see “Our Strategies — Development of the proprietary Virax Immune suite of IVD T-Cell test kits, which has a huge potential in immunology diagnostics and therapeutics, and development of Virax Immune Mobile Application that will allow consumers to access their test results and then link to a variety of information and advice regarding their immunological profile provided by their test results” in this section.

ViraxClear

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 IVD test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We have been distributing and selling those products in Europe, South America, Africa and Asia (excluding China) and are continuing to penetrate new markets, such as North America, by working with strategic partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

Our diagnostic test kits are as follows:

ViraxClear Rapid Antibody IgC/IgM Test

Below is our ViraxClear Rapid Antibody IgC/IgM Test:

ViraxClear
Rapid COVID-19 Test Kit
ViraxClear Provides Results In Just 15 Minutes
ViraxClear
CE

The ViraxClear Rapid Antibody IgC/IgM Test for COVID-19 is a lateral flow immunoassay test kit used to qualitatively detect both early and late marker IgG/IgM antibodies. This means ViraxClear can indicate whether an individual has been infected, as well as the indication of the stage of COVID-19 infection. The ViraxClear Rapid Antibody IgC/IgM Test obtained a CE certification from the European Economic Area in March 2020.

Key features and functions:

•        Rapid Results.    The ViraxClear Rapid Antibody IgC/IgM Test provides test results in just under 15 minutes, and it is CE certified. With the COVID-19 pandemic, we believe the ViraxClear Rapid Antibody IgC/IgM Test is a game-changer in the diagnosis of COVID-19, which allows for immediate detection and preventative measures to protect yourself and those around you. It is beneficial to users as it is not required to be send into a test lab for test results, and thus, avoiding waiting in a queue, which can often take up to a week, for results. Detection is crucial in the prevention of spreading COVID-19 infection to those around you as well as for effective treatment should you test positive for COVID-19.

•        Accurate Results.    The ViraxClear Rapid Antibody IgC/IgM Test have shown in studies conducted by independent third parties to be highly accurate in the correct diagnosis of test subjects. This screening test is similar to the type that was used widely by the Chinese Centre for Disease Control and Prevention to identify COVID-19. The ViraxClear Rapid Antibody IgC/IgM Test has been compared with a commercial PCR test, the results indicating high specificity and sensitivity.

•        Flexible.    The ViraxClear Rapid Antibody IgC/IgM Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home. Recent studies suggested that a high percentage of test subjects exhibited no or few clinical symptoms for COVID-19 so regular testing is particularly crucial for those exposed to high risk individuals. This is particularly useful if an individual requires regular testing in order to visit a high-risk individual, such as an elderly family member or for key workers who need to work during periods of COVID-19 outbreak, for example, medical personnel.

•        Easy to Use.    The single-use qualitative test detects both early and late marker IgG/IgM antibodies in human finger-prick blood samples. Our IgC/IgM test kit comes with all required operating equipment to carry out the testing procedure and can be stored at room temperature between 2 to 30 Celsius.

•        Affordable.    The ViraxClear IgG/IgM Test retails at a rate far lower than more well-known competitors, such as Roche Holding AG (SIX: ROG) and Abbott Laboratories (NYSE: ABT), while not trading anything in terms of sensitivity or specificity.

ViraxClear Antigen Test

Below is our ViraxClear Antigen Test:

Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) Antigen Detection Kit

(Colloidal Gold-Based)

Rapid & Portable kit for Large-Scale coronavirus screening!

Hospital
Test site
Airport
Station
Hotel
Corporation
Mass Screening

*Under professional supervision

virax clear
Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2)
Antigen Detection Kit (Colloidal Gold-Based)
(Nasal swab / Throat swab)
Contents Test Cassette-20 Sample eluent-20 Disposable Swabs-20
IVD
CE

Operation Flow

Suggested sampling method
4 Drops
10 min

Interpreting Test Results

C
T
Negative
Positive
Invalid
Invalid

The ViraxClear SARS-coV-2 Antigen (Lateral Flow) tests are immunoassays that use highly sensitive monoclonal antibodies to detect the presence of Coronaviruses. A rapid antigen test, sometimes called a rapid antigen detection test or often even just a rapid test, is a rapid diagnostic test suitable for point-of-care testing that directly detects the presence or absence of an antigen. It is commonly used for the detection of SARS-CoV-2, the virus that causes COVID-19. The ViraxClear Antigen Test obtained a CE certification from the European Economic Area in June 2020.

Key features and functions:

•        Rapid Results.    The ViraxClear Antigen Test produce test results in approximately 10 minutes, which is suitable for large-scale screening.

•        Easy to Use.    The ViraxClear Antigen Test is easy to use with no additional operating equipment required. This test can be operated without the assistance of medical professionals at a client’s place of work, transport hubs, hospitality arenas and any location or event requiring safety and precaution for all those in attendance.

•        Quick detection.    The ViraxClear Antigen Test detects COVID-19 directly and faster than PCR test. A PCR test will typically produce test results after a number of hours while our Antigen Test produces accurate results in 10 minutes.

•        Easy Storage.    The ViraxClear Antigen Test can be stored at room temperature between 4 to 30 Celsius for easy use.

•        Accurate Results.    The ViraxClear Antigen Test have shown in studies to be highly accurate in the correct diagnosis of test subjects.

•        Flexible.    The ViraxClear Antigen Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxClear PCR Rapid Test

Below is our ViraxClear PCR Rapid Test:

The ViraxClear PCR Rapid Test is a simple cost-effective testing operation with no requirement for a lab or centrifuge for easy deployment in rural areas, places of work or large office buildings, etc. The ViraxClear PCR Rapid Test is a molecular test that analyzes your upper respiratory specimen, looking for genetic material (ribonucleic acid, or RNA) of SARS-CoV-2, the virus that causes COVID-19. It detects the presence of a virus if an individual has the virus at the time of the test. The ViraxClear PCR Rapid Test can also detect fragments of the virus even after you are no longer infected. The ViraxClear PCR Rapid Test obtained a CE certification from the European Economic Area in March 2020. The PCR can be used to test for other diseases such as Post-Lyme, Fibromyalgia, Chronic Fatigue Syndrome, Epstein–Barr virus (better known as EBV), Human Papillomavirus (better known as HPV), Malaria, Tuberculosis, Dengue virus, Hepatitis B, Herpes (better known as HSV-1), Rabies, Mumps, Rubella, Measles, Cytomegalovirus (better known as CMV), Hepatitis C virus (better known as HCV), HIV, and Influenza A.

Key features and functions:

•        Simple Operation.    The ViraxClear PCR Rapid Test runs real-time PCR without the necessity of RNA extraction.

•        Rapid Results.    The ViraxClear PCR Rapid Test produce test results in approximately 30 minutes.

•        Climate sensitive.    There is no waste production or carbon footprint in using the ViraxClear PCR Rapid Test.

•        Higher Efficiency Rate.    The ViraxClear PCR Rapid Test can test up to 96 samples in each session with one of our ViraxClear PCR machines, and thus, less time spent for a higher throughput.

•        Accurate Results.    The ViraxClear PCR Rapid Test have shown in studies to be highly accurate in the correct diagnosis of test subjects.

•        Flexible.    The ViraxClear PCR Rapid Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxClear Neutralizing Antibody Test

Below is our ViraxClear Neutralizing Antibody Test:

Neutralizing antibody
Spike protein
ACE2 receptor
RBD of the spike protein
binds to ACE2 receptor

The ViraxClear Neutralizing Antibody Test is a diagnostic kit which can detect the number antibodies a vaccinated patient has after a novel coronavirus vaccination to define the effect of a novel coronavirus vaccine. The primary function is to assess if there has been enough neutralizing antibodies to protect a vaccinated individual from novel coronavirus. This test is not only limited to research studies in labs, but is appropriate for hospital use. This test can help to select which antibody treatment is most suitable for each individual. The test helps epidemiological investigation, which may be required by governments and hospitals. Each test does not need to be validated for each vaccine as the purpose of any vaccine is universal, which is to generate the antibody responses. This universal usage means it can be commercialized globally, regardless of a country’s preferred vaccine brand or type. The ViraxClear Neutralizing Antibody Test obtained a CE certification from the European Economic Area in October 2020.

Key features and functions:

•        Higher Efficiency Rate and Mass Testing.    The ViraxClear Neutralizing Antibody Test has a high throughput as it contains 96 plates per testing kit for high quantity mass testing, and thus, less time spent for a higher throughput.

•        Easy Storage.    The ViraxClear Neutralizing antibody test can be stored at room temperature between 4 to 30 Celsius for easy use for a period of 10 months.

•        Accurate Results.    The ViraxClear Neutralizing Antibody Test have shown in studies to be highly accurate, approximately 98%, in the correct diagnosis of test subjects.

•        Rapid Results.    The ViraxClear Neutralizing Antibody Test produce test results within approximately 15 minutes.

•        Flexible.    The ViraxClear Neutralizing Antibody Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxCare

Our ViraxCare is a turnkey corporate solutions provider that minimizes the risks of COVID-19 and other viruses through the provision of high-quality MedTech and PPE manufactured by independent third party suppliers at competitive prices. By utilizing modern technologies, we are able to put ViraxCare at the forefront of the office Medtech solutions segment. We predominately target corporate customers with our recurring monthly subscription based system for our MedTech and PPE products called “Employee Protection Equipment,” or EPE. For the first subscription, we will provide a package with the following items: (i) infrared digital thermometer; (ii) pulse oximeter; (iii) five KN95 masks; (iv) twenty 3-ply masks; (v) twenty nitrile glove; and (vi) eighty anti-microbial hand wipes. Following the first month, we will provide a package with the following items: (i) five KN95 masks; (ii) twenty 3-ply masks; (iii) twenty nitrile gloves; and (iv) eighty anti-microbial hand wipes. The recurring monthly subscription based system can be terminated by our customers at any time. Our ViraxCare products obtained a CE certification from the European Economic Area in April 2019.

Below is our ViraxClear Employee Protection Equipment:

ViraxCare has co-developed an AI powered sanitizing robot with an independent third party. The sanitizing robot undertakes the process of automatic disinfection with ultraviolet light and ultra-dry spray. The disinfection strength of our sanitizing robot can kill up to 99.1% of bacteria. With the implementation of AI, our sanitizing robot is designed to avoid objects and comes with high-specification functionalities. Each sanitizing bot can be individually programmed to meet customers’ specific requirements. One such functionality is that it can be operated to navigate on an autonomous or map-based routes. Each sanitizing bot has a disinfection rate of 2,000 square meters per hour with a fast battery recharge time of 6 hours per usage. The ViraxClear AI powered sanitizing robot obtained a CE certification from the European Economic Area in June 2020.

Below is our ViraxClear AI powered sanitizing robot:

Nebulizing machine

A fully automated walk through body sanitizer, complete with disinfectant floor mat, motion sensors, and spray jets. When passing through, the system starts automatically with a photocell sensor and an individual who crosses the ARCH is sprayed with a fine mist sanitizing the individual from head to toe. The mist is not harmful to clothes, skin, eyes, ears, hair, pets, babies or anything else. The nebulizing machine is manufactured from high-technology composite bathroom panels and it is a photocell motion sensor technology equipped with nebulizing spray jets offered in four colours. The nebulizing machine is available in two products, both presented at the same price. For locations that are unable to connect to a main water supply, unit one of the nebulizing machine has the sanitizing spray pre-mixed and a built-in storage tank contained within the unit. This unit dispenses approximately 900 times before a re-fill is required.

Unit two of the nebulizing machine connects to a water supply, uses sanitizing concentrate and it comes complete with a doser and dispenses approximately 3,500 nebulizing sprays. Currently, our nebulizing machine is marketed under the product name, CovidVirusGuard.

Key features and functions:

•        100% natural.

•        Alcohol free.

•        Ethanol free.

•        Protect against COVID-19.

•        Protect against Tuberculosis, Sars, Nora Virus, Malaria, Ebola, E-Coli, MRSA and traditional Flu.

•        Protect company employees and reduce their sick absences.

•        Reduce cleaning.

•        Protect customers.

•        Effective as a work surface cleaner.

•        Works quicker and lasts longer than alcohol based hand sanitisers.

Below is our CovidVirusGuard:

Sales, Distribution, Marketing and Advertising

We have built a strong sales and distribution network since our inception in 2013. Our sales and distribution network is composed of (i) our own direct sales force, primarily through our e-commerce platform, and (ii) distributors located around the world. We have further complemented our sales and distribution network by serving as an exclusive distributor for in-demand companies’ brands and products on a regional basis.

We do not manufacture any products under our ViraxCare and ViraxClear brands and all of the products under those two brands are sourced by us from third party suppliers for distribution. We secured third party exclusive distribution agreements for branded and other products that we distribute, from a variety of sources, including certain manufacturers and licensed distributors, on a regional exclusive basis. This allows us to further drive revenue and build further shareholders’ value by increase sales and sales margin on products that we do not manufacture. For instance, one of our third party exclusive distribution partners is a United Kingdom based company, where we are the exclusive distributor in Singapore, Hong Kong, the Philippines, Malaysia, Indonesia, China, Canada, South Africa for distributing its nebulizing machines. We utilize two routes of distribution to deliver our products to our customers. In many cases, we instruct our third-party suppliers to ship the products directly to our customers per our order instructions. Given the breadth of our product offerings, we are able to optimize delivery and reduce inventory level by shipping directly from our third-party suppliers. In some cases, the third party suppliers will ship the products to the Company first for our inspection, and after passing our inspection, we will label, pack and deliver the products to our end customers.

ViraxCare has developed a proprietary EPE turnkey corporate solution that provides employers with a curated supply of virus protection equipment for their employees through our business-to-business e-commerce platform, viraxcare.com. Further, ViraxCare’s AI powered sanitizing robot is designed for the use in the European market with exclusive distribution rights. ViraxCare also has other distribution rights on a number of highly innovative third party products.

ViraxClear has an exclusive and non-exclusive distribution rights for its various IVD diagnostic test kits, which we sell on one of our own dedicated online platforms, viraxclear.com, and through our distribution partners. For instance, ViraxClear has signed exclusive distribution rights in territories of particular interest of sale of the proprietary intellectual property rights of our supplier to particular territories. For instance, ViraxClear owns the exclusive right for distribution in Canada of IVD diagnostic testing kits for Neutralizing Antibody test kit and the Rapid Antibody IgC/IgM test kit, which are currently in huge demand around the globe.

As of September 30, 2021, the sales through our direct sales force and distributors accounted for 90% and 70%, respectively, of our total sales. Our revenues from ViraxCare exclusive distribution accounted for approximately 90% of our total revenues in the fiscal years 2020 and 2019, respectively. Our revenues from ViraxClear distribution accounted for approximately 12% of our total revenues in the fiscal years 2020 and 2019, respectively. Currently, we are the exclusive distributor for approximately 3 key customers in 4 regions, namely, Europe, South America, Asia Pacific, and Sub-Saharan Africa.

Further, our marketing strategy largely focuses on educating consumers, in particular corporate consumers, about our products as everyone may potentially be susceptible to a viral disease. As stated above, with the commencement of our Virax Immune brand, we also plan to focus on clinicians, nurses, administrative staff, laboratories and other relevant groups. We use a combination of techniques in our marketing approach including but not limited to viral social media campaigns, aggressive targeted direct marketing through various outlets such as mobile applications and social media. In our advertisements, we introduce consumers, medical personnel, administrative staff, laboratories and other relevant groups to the quality and cost-savings that our products afford: namely, our proprietary value-branded products that produce similar test results on detection of viral diseases against our leading branded counterparts at an affordable price.

Product Quality and Safety

We believe that product safety and quality are critical. We have developed, implemented and enforced a robust product safety and quality program. We have established critical control points throughout the entire supply chain from raw materials sourcing procurement to finished goods to ensure compliance with our quality program. As of September 30, 2021, our products received 8 CE certifications.

We use contract manufacturers to produce certain of our proprietary value-branded products. To ensure product quality, consistency and safety standards, we actively monitor each contract manufacturer’s operations through the standard operating procedures and facility audits.

All of our third-party manufacturing facilities are required to have quality control standard operating procedures in place. We require our contract manufacturing facilities to maintain third-party certifications and pass our own quality system and safety audits, and for CE-regulated products, to comply with the Good Manufacturing Practices of the European Union. Third-party certifications provide an independent and external assessment that a product and/or process complies with applicable safety regulations and standards, though a regulatory authority may disagree with that assessment. In addition, our quality control team conducts quarterly reviews of all aspects of our supply chain to ensure that the raw materials, finished goods, and manufacturing processes meet our strict safety and quality requirements and that all of our ingredients are rigorously tested prior to being used in our products.

Key Supplier Relationship

We use a broad range of materials in the manufacture and performance of our diagnostic tests. We source our suppliers through multiple channels: (i) through referrals from counterparties, (ii) through industry exhibitions/expos, and (iii) through our distributors. Our suppliers are divided into two categories: (1) those manufacturing our products as per our manufacturing standards, and (2) those providing products for our distribution. We purchase all raw materials used in our tests from external suppliers. We purchase some key materials from a single source from Nanjing Vazyme Medical Technology Co., Ltd. (“Nanjing Vazyme”)for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. We work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. To date, we have not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production schedules.

There are three suppliers accounted for 100% and nil of our total purchases, respectively, for the years ended March 31, 2021 and 2020.

The following summarizes the major terms with Nanjing Vazyme:

Term:	The agreed term is generally one (1) year from the date that authorization condition have been fulfilled by the Company.
Type of product:	The contract stipulates the type of product between the Company and Nanjing Vazyme.
Contract sum:

The contract sum for purchase the type of product.

The initial contract value is expressed as a lump sum for the products provided within the term of the agreement, except for additional orders by either party.

Quantities, quality and shipment terms:	The contract stipulates the specification of the product with the quantity, the quality certification and unit price. The shipping cost shall be borne by Nanjing Vazyme.
Payment terms:	The Company shall purchase a quarterly threshold amount after the effectiveness of the agreement.
Termination:

The contract may be terminated by either party (the “non-defaulting party”) if the counterparty party (the “defaulting party”), among other things:-

•   the Company fails to make any payment as agreed in an order submitted by the Company pursuant to the payment terms and the Company does not remediate within ten (10) days;

•   the Company sells the products to a non-permitted jurisdiction by key supplier;

•   the Company fails to complete a procurement for two consecutive quarters pursuant to the payment terms; or

•   any other material breaches of the agreement.

Further, if the defaulting party is unable to perform any of its material obligations under the agreement, the non-defaulting party is entitled to terminate the contract after providing the defaulting party three (3) days prior notice.

Warranty and Defect:	Nanjing Vazyme generally warrants to the Company for a period of at least six (6) months from the earlier of (i) the date of final products acceptance, or (ii) twenty (20) days after shipment.
Confidentiality:

The contract stipulates that both parties shall not disclose any confidential information to anyone other than their employees, agents, contractors or subcontractors who need to know such confidential information for the purpose of the contract.

Further, neither party may disclose any confidential information to any third party unless the disclosing party provides a reasonable written notice to the other party.

Key Customer Relationship

We have two types of customers: (i) direct end user customers, which includes corporations, independent laboratories, large hospital systems and public and private institutions covering 3 regions, and (ii) distributor customers, which distribute our own brands and products we sourced from third party suppliers in South America, Asia Pacific and Africa. Five customers and three customers accounted for approximately 98% and 100% of the Group’s sales for the years ended March 31, 2021 and 2020, respectively. Accounts receivable from these customers was $928 as of March 31, 2021 and 2020, respectively.

The following summarizes the general terms with our key customers:

Term:	The agreed term is generally twelve (12) months from the date of the agreement with a renewal period of an additional successive twelve (12) months.
Type of product:	The contract stipulates the type of product between the Company and the customer.
Contract sum:

The contract sum for purchase the type of product.

The initial contract value is expressed as a lump sum for the products provided within the term of the agreement, except for additional orders by either party.

Distribution Rights:	The contract stipulates the permitted territory which the Company permits the customer to distribute our products.
Purchase Orders:	No order for or requirement to supply any product until a purchase order has been finalized between the parties.
Payment terms:

The customer shall pay the Company the cost for all products (inclusive of all shipping costs, any and all taxes, and any and all other fees, costs or charges which may be applicable) as follows:

•   50% of the total cost within five (5) days of delivering a purchase order to the Company; and 50% of the total cost upon delivery past customs of the products purchased, which shall be deemed to occur at the free on board shipping point; or

•   100% upon inspection of the products.

Quantities, quality and shipment terms:	The contract stipulates the specification of the product with the quantity and unit price. The shipping cost shall be borne by the customer.
Intellectual property rights:

The contract stipulates that the intellectual property rights shall remain the property of either the Company or any third party owner of such intellectual property rights (as appropriate), and the Company agrees that it grants the customer a non-exclusive license over the intellectual property of the products.

Termination:

The contract may be terminated by either party (the “non-defaulting party”) if the other party (the “defaulting party”) is in material breach of any of the terms, conditions or provisions of the agreement. If such material breach is not cured within fifteen (15) days, the non-defaulting party is entitled to terminate the contract after providing the defaulting party fifteen (15) days prior notice.

Warranty and Defect:	The Company generally warrant to the customer for a period of at least one year from the date of final products acceptance.
Confidentiality:

The contract stipulates that both parties shall not disclose any confidential information to anyone other than their employees, agents, contractors or subcontractors who need to know such confidential information for the purpose of the contract.

Further, neither party may disclose any confidential information to any third party unless the disclosing party provides a reasonable written notice to the other party.

Research and Development

As of September 30, 2021, our research and development team was composed of 20 total personnel internally and externally, which accounted for approximately 60.0% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the nine months ended September 30, 2021 and the years ended March 31, 2021 and 2020, our research and development expenses amounted to approximately $0.20 million, $120,221 and $87,000, respectively. We have built a strong research and development team and are developing our Virax branded products and a T-Cell diagnostic test kit named Virax Immune for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system.

We outsource our research and development to a number of selected third-party specialist research and development companies. We have entered into service agreements with certain third-party specialist companies. Such framework agreements typically have a term until the final version of the product is developed, research scope, confidentiality, invention assignment, and may be terminated by either party with advance notice. We are highly selective in choosing third-party specialist companies, assessing their qualifications in many criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect our third-party specialist research companies’ research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how, and license our intellectual property rights and technologies, to certain third-party specialist research and development companies. To assure the achievements of the research and development, we set forth relevant research requirements and milestones for third-party specialist research and development companies’ compliance. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our research and development agreements will also include confidentiality clause and invention assignment clause with the third-party specialist research and development companies on the technologies developed by them through collaborating with us.

Further, we employ consultants and scientists on a contract basis for research and development. Such framework agreements typically have a two-year term, advisory scope, confidentiality, invention assignment and may be terminated by either party with advance notice. We are highly selective in choosing third-party consultants and scientists, assessing their qualifications in many criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect consultants and scientists’ research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how and license our intellectual property rights technologies to consultants and scientists. To assure the achievements of the research and development, we set forth relevant research requirements and milestones for third-party consultants and scientists’ compliance. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our research and development agreements will also include confidentiality clause and invention assignment clause with consultants and scientists on the technologies developed by them through collaborating with us.

We believe that outsourcing research and development to a number of selected third-party specialist research and development companies and employing consultants and scientists is also a cost-efficient approach as it will allow us to leverage upon different expertise within our industry to maximize product developments while retaining only a smaller number of in-house research and development personnel.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies, including our patented diagnostic test kits and other technologies and software copyrights. As a result, we strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate patented technology.

We have pursued rights in intellectual property since our founding and we focus our intellectual property efforts globally. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December, 2021, we had rights to 13 regional exclusivity license, 3 pending trademarks and 4 registered domain names. We intend to apply for 4 patents in 2022. For one of the pending patents, we are in the process of negotiating the acquisition and have no specific closing timeline as of the date of this prospectus. Further, we are developing a T-Cell diagnostic test kit named Virax Immune for COVID-19, which we subsequently intend to adapt it for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. Based on our management team’s analysis, we expect to file a patent for the Virax Immune Cell diagnostic test kit and a copyright for the Virax Immune app in 2022. With a potential acquisition of a patent, we aim to integrate it into Virax Immune’s product offering, as well as license it to third parties.

We cannot assure you that any pending patent or copyright will be approved by the relevant government authorities. In addition, any rights granted under any of our existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Risk Factors — Risks Related to Intellectual Property.”

Competition

We face significant competition in our evolving industries from numerous competitors, particularly the in-vitro diagnostics industry. In particular, due to the rapid growth of these industries being driven by the recent global COVID-19 pandemic. To differentiate us from other in-vitro diagnostics providers in the industry, we provide more cost-efficient diagnostic test kits with a high sensitivity and specificity levels, approximately 98 to 99% accuracy as compared to an industry average of approximately 90% accuracy, to major viral diseases response. We complement our advantage through our long standing relationship with large Chinese and European biotech companies and manufacturers along with our established distribution network to ensure we release timely updates and apply the appropriate updated or new biotechnologies to our diagnostic test kits.

Participants in the in-vitro diagnostics industry include biotechnology companies, established pharmaceutical companies, and other in-vitro diagnostics companies. Many of our competitors developed in-vitro diagnostic test kits and other products similar to us. As of the date of this prospectus, we consider our main IVD competitors to be Qiagen N.V. (NYSE: QGEN), Adaptive Biotechnologies Corporation (NASDAQ: ADPT), Roche Holding AG (SIX: ROG) and Abbott Laboratories (NYSE: ABT). We may also face competition from new and emerging companies.

Compared to our company, our current and potential competitors may have:

•        better established credibility and market reputations, and broader service and product offerings;

•        greater financial, technical, marketing and other resources, which may allow them to pursue enhanced design, development, sales, marketing, distribution and support for their services and products; and

•        more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands.

However, we believe we are well positioned to compete in the in-vitro diagnostics market as a result of our comprehensive product portfolio, research and development capabilities, diverse sales and marketing network and experienced management team.

The principal competitive factors in the in-vitro diagnostics market include:

•        efficient mass distribution to various countries simultaneously;

•        brand recognition and reputation;

•        efficacy, reliability and ease of use of products and services with high, accurate and reliable sensitivity and specificity levels in test results;

•        ability to build customer loyalty, retain existing customers and attract new customers;

•        strength of sales and marketing efforts; and

•        advancement of innovation and research and development of products and services.

We believe we compete favorably with respect to the factors mentioned above.

Facilities

Our principal executive office is located at 30 Broadwick Street London, W1F 8LX, United Kingdom. The lease of this space will terminate on May 31, 2022. We also lease one unit in Hong Kong for research and development purpose and one unit in Shanghai for office use, with expiration dates on September 2022 and June 2022, respectively. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Employees and Human Capital

As of September 30, 2021, we had 6 employees, all of whom were full-time employees and were located in Hong Kong, the United Kingdom, Canada, and China. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

As we have some operations located in the PRC, we are required by the laws of the PRC to participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments. As of the date of this prospectus, we are in compliance with PRC laws with regard to the mandatory social security plans.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

COVID-19 Update

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and spread rapidly over the globe, including China, Hong Kong, United Kingdom, Canada and the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in around the globe. Consequently, the COVID-19 pandemic has materially and adversely affected our business operations, financial condition and operating results for years ended March 31, 2021 and 2020 and may adversely affect the result of operations for the second half of 2021. Current and potential impacts include, but are not limited to, the following:

•        We temporarily closed our office and implemented a work-from-home policy beginning in February 2020, as required by relevant regulatory authorities. We reopened our offices in April 2020;

•        Due to the nature of our business, the impact of the closures on our operational capabilities was insignificant, as most of our work force continued working offsite during such office closures;

•        Our customers could potentially be negatively impacted by COVID-19 and the situation may worsen if the COVID-19 pandemic continues, which may cause us to experience significant late payments. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2021 and beyond; and

•        Our overall revenue, gross profit and net income may be negatively impacted for the second half of 2021.

•        The situation may worsen if the COVID-19 pandemic continues. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2020 and beyond.

For a detailed description of the risks associated with COVID-19, see “Risk Factors — Risks Related to Doing Business in China and Hong Kong — We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.”

Legal Proceedings

Except as disclosed below, as at the date of this prospectus, we are not a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time we may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

In August 2020, the Company successfully obtained an arbitration award in the Netherlands from the International Chambre of Commerce against a supplier of agricultural commodity goods for import into Asia. The arbitration award was approximately $853,000 and the Company has now commenced legal proceedings in the relevant Netherlands court to enforce the arbitration award.

REGULATION

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Singapore. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labour.

SINGAPORE

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act, Chapter 50 of Singapore (the “Companies Act”). Under the Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Data Protection and Information Security Personal Data Protection

The Personal Data Protection Act 2012 (the “PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

A failure to comply with any of the above can subject an organization to a fine of up to S$1 million (US$732,335) per breach. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act 2021 which came into force on 21 November 2021, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work, including all types of commissioned content, in a tangible form. There is no need to file for registration to obtain copyright protection.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act, Chapter 332 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Patents

The Patents Act, Chapter 221 of Singapore, confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act, Chapter 65A of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act, Chapter 325 of Singapore (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism which was adopted by Singapore in 2001. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labour

The Employment Act, Chapter 91 of Singapore (“Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

The Employment of Foreign Manpower Act, Chapter 91A of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
James Foster	35	Director, Chief Executive Officer and Chairman
Tomasz George	38	Chief Scientific Officer
Mark Ternouth	54	Chief Technical Officer
Cameron Shaw	35	Director and Chief Operating Officer
Greg Aldridge		Chief Financial Officer
Yair Erez	48	Independent Director Nominee
Evan Norton	47	Independent Director Nominee
Margaret E. Gilmour	62	Independent Director Nominee

____________

*        Each of Mr. Erez, Mr. Norton and Ms. Gilmour has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and has been our Chief Executive Officer and Director since our inception. From 2014 to July 2018, Mr. Foster co-founded and served as a board member of Natural Source Group, a pharmaceutical and nutraceutical product development and distribution company prior to merging with our Group. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp., an electric Vehicle focused natural resource company. From 2013 to 2014, Mr. Foster served as the co-founder, director, and Chief Operations Officer of Cryptex Card Inc., the company that introduces the world’s first Bitcoin Debit Card. From 2009 to 2013, he served as a board member, vice president, and co-founder of Emerging Asia Capital, a resource focused mergers & acquisitions boutique. From June 2008 to November 2008, he served as an equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he was a fixed income trading analyst with Royal Bank of Canada. He received a Bachelor’s Degree in History & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively. We believe Mr. Foster’s extensive experience qualifies him to serve as our director and Chief Executive Officer.

Tomasz George has served as our Chief Scientific Officer since May 2020. Since October 2020, he has been providing scientific consulting services to Teranova Capital and VICE Media. From October 2019 to March 2021, he served as Chief Scientific Officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products. From October 2011 to October 2019, he served as the head of Scientific Development and then subsequently the Chief Scientific Officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. From 2009 to 2010, he served as the postdoctoral research associate at Imperial College London. From 2005 to 2010, he served as a research scientist at University of London. He received a Bachelor’s Degree in Physiology from University College London and PhD’s Degree in Human and Applied Physiology from King’s College London in 2005 and 2009, respectively. We believe Dr. George’s extensive experience qualifies him to serve as our Chief Scientific Officer.

Mark Ternouth has served as our Chief Technical Officer since January 2018. From April 2017 to July 2017, he was a contractor with Fidelity International, a financial services company. From January 2017 to March 2017, he was a consultant at GDPR 360, a company providing specialist advisory services on GDPR legislation requirements for companies. From July 2015 to December 2016, he served as a senior manager of the IT consulting division at KPMG Management Consulting LLP, a consulting company. From 2014 to 2015, he served as the vice president ERP Fusion of Certus Solutions LLP, an Oracle platinum partner company specializing in the delivery of Oracle based business change programs. From 2013 to 2014, he was the human resources process team lead with Wipro Consulting Service, a management consulting company. From 2010 to 2013, he served as a consultant and the human resources team lead of Certus Solutions LLP, an Oracle implementation specialist consultancy. In 2010, he served as a consultant with Mokum Change Management, a consultancy company specializing in Oracle applications implementation. From 2007 to 2009, he served as the process design lead at the John Lewis Partnership, a United Kingdom retail company with

Waitrose and John Lewis brands. From 2005 to 2007, he served as the human resources process team led of the United Kingdom Home Office, a United Kingdom governmental ministerial department. From 2003 to 2005, he served as an Oracle functional consultant with Rural Payments Agency, an agency that is part of the United Kingdom Ministry of Agriculture. In 2003, he served as the project manager with Timbmet Door Solutions Limited, a manufacturer of specialist Door sets and ironmongery. From 1998 to 2001, he served as an Oracle functional consultant of Colt Technology Services Group (formerly known as Colt Telecommunications Plc), a pan European business focused telecom operator. From 1991 to 1998, he served as the audit supervisor and subsequently a senior associate with Coopers & Lybrand Management Consulting, which is now part of PriceWaterhouseCoopers, a professional services company. Mr. Ternouth received a Master’s Degree in Natural Sciences from Cambridge University in 1986. He has been a qualified Chartered Accountant (ACA-ICAEW) since 1993. We believe Mr. Ternouth’s extensive experience qualifies him to serve as our Chief Technical Officer.

Cameron Shaw has been our co-founder and has been our Chief Operating Officer since our inception. From 2014 to July 2018, Cameron co-founded and served as the chief operations officer of Natural Source Group, a pharmaceutical and nutraceutical product development and distribution company prior to merging with our Group. Since June 2016, he has been serving as a board member and strategic advisor at Pent Developments Ltd, an airspace developer and innovator. From 2012 to 2014, he served as the chief executive officer of Merzura Ltd a Hong Kong Investment advisory company, which focused on structuring outbound investments on behalf of Chinese companies and launching European brands in the China market. From 2009 to 2012, he was a co-founder and a board member of Femme 500 Ltd., a luxury lifestyle membership tech startup based in China. Mr. Shaw received a Bachelor of Arts degree from the University of York and a Mandarin Diploma from Beijing Language and Culture University in 2007 and 2009, respectively. We believe Mr. Shaw’s extensive experience qualifies him to serve as our director and Chief Operations Officer.

Greg Aldridge is our Chief Financial Officer. Since February 2018, he has run his family investment and strategic consultancy company BGGF Limited. From 2008 to 2016, he served as a Corporate Development Director of ISG Limited, an international specialist office, retail and data center services construction company. From 1994 to 2007, he served as the managing director in investment banking and in the corporate finance divisions of a number of City of London mid-capital market focused integrated investment banks including Bridgewell Limited, Singer & Friedlander Limited and Brown, Shipley & Co. Limited, From 1989 to 1993, he served as the chief financial officer and subsequently the managing director of Gamlestaden plc, the London subsidiary of Natwest Group plc. From 1985 to 1989, he served as a manager in the audit department of Peat Marwick Mitchell & Co. (now KPMG) in South Africa, now known as KPMG International Limited (“KPMG”), a public accounting company. Mr. Aldridge received a bachelor’s degree in commerce from University of Witwatersrand and a postgrad diploma in accounting from the University of Cape Town in 1983 and 1984, respectively. He also received a master of business administration from City University, London in 1992. He qualified as a Chartered Accountant (the South African equivalent of a Certified Public Accountant in the USA) in 1988 while working for KPMG.

Yair Erez will serve as our independent Director. Since October 2019, Mr. Erez has been a partner at Bain & Co., a consulting firm, focusing on private equity practice and healthcare and life sciences transactions. Since August 2019, Mr. Erez has been the founder of InseytAI Ltd., a Swiss based Artificial Intelligence and Machine Learning company. Since February 2019, Mr. Erez has been a co-founder of Meiji Kickboxing, a chain of kickboxing clubs based in London, United Kingdom. From February 2009 to August 2019, Mr. Erez served as an associate, and subsequently an associate partner, with his final position as a partner of McKinsey & Co., a consulting firm, focusing on private equity, healthcare and life sciences transactions, and growth strategy work for specialty pharma and other life sciences organizations. From 2008 to 2009, Mr. Erez served as the chief executive officer of Tactile World, a company which manufactures assistive technology for blind people. From 2004 to 2008, Mr. Erez served as a senior resident in Obstetrics & Gynecology at Hadassah Ein-Kerem University Hospital, Jerusalem. From 1999 to 2004, he was a major with the Israel Defense Forces. Mr. Erez received a doctor of medicine’s degree from Hebrew University and an executive master of business administration’s degree from Herzelliya Interdisciplinary Center in 1998 and 2010, respectively. We believe Mr. Erez’s extensive experience qualifies him to serve as our independent director. We believe Mr. Erez’s extensive experience qualifies him to serve as our independent director.

Evan Norton will serve as our independent Director. Since December 2019, Mr. Norton has been a managing partner at Ballast Capital LLC, a private equity firm. Since September 2016, Mr. Norton has been an adjunct lecturer at Kellogg School of Management of Northwestern University. From November 2019 to May 2021, Mr. Norton

served a general partner of Accelmed Partners, a private equity firm focused on investments in commercial stage Healthtech companies. From January 2010 to November 2019, Mr. Norton served as a director of venture investments and subsequently as managing director of venture investments, with his final position as divisional vice president of venture investments of Abbott Laboratories (NYSE: ABT), a medical devices and health care company which provides pharmaceuticals and health care products and services. From 2007 to 2010, Mr. Norton served as a principal of Onset Ventures, a private equity firm which provides early-stage venture capital in the areas of information technology and medical. From 2006 to 2007, Mr. Norton served as a marketing manager of Lifescan, Inc., a subsidiary of Johnson & Johnson (NYSE: JNJ) which focuses on manufacturing products on the diabetes market, specifically blood glucose monitoring systems. From 2002 to 2003, Mr. Norton served a product manager of Stryker Corporation (NYSE: SYK), a medical technologies corporation. From 1998 to 2000, Mr. Norton served as an investment banking associate of JPMorgan Chase & Co. (NYSE: JPM), an investment bank and financial services holding company. From 1996 to 1998, Mr. Norton served as a management consultant in the consulting department of PricewaterhouseCoopers LLP, a public accounting company. Mr. Norton received a master of business administration’s degree from Northwestern University and a bachelor’s degree in business administration in finance from Texas A&M University in 1996 and 2002, respectively. We believe Mr. Norton’s extensive experience qualifies him to serve as our independent director.

Margaret E. Gilmour will serve as our independent Director. Ms. Gilmour is a senior finance, risk management and audit executive with a deep understanding of both U.S. and Canadian regulatory environments. Since June 2021, Ms. Gilmour has been an independent director and the audit and risk committee chair of Canada Jetlines Ltd, (TSX-V: JET), a Canadian airline. Since December 2020, Ms. Gilmour has been an independent director and the audit and risk committee chairperson of POINT Biopharma Global Inc. (Nasdaq: PNT), a pharmaceutical company which focuses on the development and commercialization of radiology and therapies for the treatment of cancer. Ms. Gilmour previously held Board Chair of the Institute of Internal Auditors, Toronto Chapter (from 2018 to 2020), and held board, audit, governance and risk roles with organizations such as Metrolinx (from June 2016 until July 2018), Interac and the Ontario Pension Board. A chartered accountant by training, Ms. Gilmour gained her extensive finance experience as Chief Financial Officer of the Operations & Technology Division within BMO Financial Group and as Senior Vice President of Finance at Aviva Insurance Canada. Ms. Gilmour earned a Bachelor of Commerce in accounting from the University of Toronto. Ms. Gilmour received a certification in Risk Management Assurance from the Institute of Internal Auditors since 2012. Ms. Gilmour received the Institution of Corporate Directors, Director Designation from The Institute of Corporate Directors since 2010. Since 1985, Ms. Gilmour has been a chartered accountant of the Canadian Institute of Chartered Accountants. We believe Ms. Gilmour’s extensive experience qualifies her to serve as our independent director.

Advisory Board

Pierre Frouin has served as a member of our advisory board since December 2021. Since 2014, Mr. Frouin has been the founder and chief executive officer of BioSerenity, Inc., a medical device company focused on developing smart healthcare solution. Since April 2019, Mr. Frouin has been an adjunct professor of the Institute for Biomedical Sciences of Georgia State University. From 2011 to 2013, Mr. Frouin served as the worldwide marketing manager, and subsequently, sales manager of Ortho Clinical Diagnostics, a subsidiary of The Carlyle Group. From 2007 to 2010, Mr. Frouin served as a project manager of Biogaran, a subsidiary of Laboratoires Servier. From 2004 to 2007, Mr. Frouin served as a IT manager Laboratoires Servier, an international pharmaceutical company. Mr. Frouin received a Master’s Degree in Business Administration from Institut européen d’administration des affaires and a master’s degree in IT and electronics engineering from École d’Ingénieurs Généraliste du Numérique Paris in 2011 and 2005, respectively. Mr. Frouin completed the StartX Med program, entrepreneurship/entrepreneurial studies at Stanford University in 2017. Mr. Frouin obtained a certificate in data management for clinical research from Coursera Inc. in 2016. We believe Mr. Frouin’s extensive experience qualifies him to serve as a member of our advisory board.

Dr. Peter Tijssen has served as a member of our advisory board since October 2021 Since 1985, he has been serving as a Professor in molecular and structural virology at INRS, graduate school of University of Quebec. He is also a guest-professor at Jiangsu International University. As an international authoritative figure in the field of Parvovirus, Prof. Peter Tijssen is strong in studies on the Parvovirus crystal structure and pathology. His research group claimed the first discovery of the capsid protein phospholipase activity. He has published 5 monographs and more than 100 academic papers in Immunology, Developmental Cell, Journal of Virology. He received a Bachelor’s Degree in in Biochemistry and Molecular Biology from University of Montreal and PhD’s Degree in Virology Universite de Montreal in 1975 and 1979, respectively. We believe Mr. Tijssen’s extensive experience qualifies him to serve as a member of our advisory board.

Nikolas Perrault has served as a member of our advisory board since July 2021. Since September 2020, he has been serving as a special advisor of Global Hemp Group Inc., a company engaged in the supply of raw materials derived from the hemp plant. Since May 2019, he has been serving as a special advisor of Petro Viking Energy Inc., a company engaged in the production, exploration and development of energy in Canada. Since November 2015, he has been serving as a special advisor of QuantGate Systems, Inc., a company engaged in SaaS solutions for investment, charting and analytics platforms powered by artificial intelligence. Since 2008, he founded and has been serving as the chief executive officer of Twilight Capital Inc., a capital market advisory consulting firm. Since 2008, Mr. Perrault served as a managing director of Canadian Imperial Bank of Commerce, a banking corporation. From 2005 to 2008, Mr. Perrault served as an associate of Scotia Capital Inc, a company which engages in financial services, technology, mining, and consumer product. From 2001 to 2005, Mr. Perrault served as a managing director of National Bank of Canada, a banking corporation. From 1997 to 2001, Mr. Perrault served as the managing director in the investment banking department of Merrill (formerly Merrill Lynch), the investment management and wealth management division of Bank of America. He received the Bachelor of Commerce in Finance from Concordia University in 1991. He received his Chartered Financial Analyst designation in 1997. We believe Mr. Perrault’s extensive experience qualifies him to serve as a member of our advisory board.

Lawrence Rhee has served as a member of our advisory board since July 2021. Since May 2020, He has been the founder of Rheethink Inc., a Canadian corporate advisory company assisting technology companies in structuring. From May 2014 to May 2020, he served as the managing director at Haywood Securities Inc., a financial services company. From 2013 to 2014, he served as the managing director at Mackie Research Capital Corp., a company that provides investment banking and securities brokerage services. From 2010 to 2013, he served as senior investment banker at MGI Securities Inc., a securities company. From 2007 to 2009, he was an equity research analyst at Blackmont Capital Inc., a subsidiary of Macquarie Group. From 2005 to 2007, he was an equity research analyst with Genuity Capital Markets, an independent investment. Mr. Rhee received a Bachelor’s Degree in Economics from University of Western Ontario and a Master’s Degree in Business Administration from University of Toronto in 1993 and 1995, respectively. We believe Mr. Rhee’s extensive experience qualifies him to serve as a member of our advisory board.

Ian N Hampson has served as a member of our advisory board since September 2021. From May 2017 to October 2021, Dr. Hampson served as a professor in Viral Oncology at The University of Manchester. Since 2016, Dr. Hampson has been a scientific consultant on the virology of HPV related dysplasia and has worked on formulation optimization and the design of phase 2 trials for Douglas Pharmaceuticals Limited, a pharmaceutical company. Since June 31, 2020, Dr. Hampson has been an honorary professor in Viral Oncology at the University of Manchester and has an extensive research portfolio covering: molecular virology, molecular/cellular biology, biochemistry and experimental haematology. From 1997 to 2013, Dr. Hampson served as a senior lecturer then Reader from 2013 to 2017 and was head of the University of Manchester Viral oncology laboratories at St Mary’s Hospital. From 1985 to 1997, he served as a CRUK core funded research scientist at the Paterson Institute for Cancer Research. During his career, he developed considerable experience in the commercialization of research outputs best exemplified by his group’s discovery and commercialization of a new topical therapy for early stage cervical cancer. From 1982 to 1985, Dr. Hampson served as a post-doctoral scientist at Paterson Institute for Cancer Research. In this regard, he has designed and implemented investigator led clinical trials. He has also served on both clinical and scientific advisory committees in order to prepare documentation necessary for scientific validation of new investigative products for Douglas Pharmaceuticals Limited. Dr. Hampson was appointed senior lecturer and head of the University of Manchester Viral oncology laboratories at St Mary’s Hospital. In addition to providing scientific innovations, he has developed an extensive network of clinical and scientific contacts necessary to progress new medical products through to clinical trials. Dr. Hampson received a Bachelor’s Degree in Bioscience from Lancaster University and obtained his Doctor of Philosophy degree in medical oncology at the University of Manchester Paterson Laboratories in 1977 and 1981, respectively. Since 2013, Dr. Hampson obtained philanthropic funding to carry out the phase 1 trial of the off-license use of the HIV protease inhibitor lopinavir to treat early stage cervical cancer. Since 1996 and 2010, Mr. Hampson was on the Biotechnology and Biological Sciences Research Council and Medical Research Council expert reviewer panel of the grant awarding committee and Qatar National Research Foundation expert reviewer panel of the grant awarding committee, respectively. Some of the research grants awarded to Dr. Hampson since 2015 including but not limited to (i) studies on the prevention of cancer by Cancer Prevention Research Trust, (ii) continued optimization of Lopinavir/Ritonavir formulation by Douglas Pharmaceuticals Limited, and (iii) identification of signatures of microbial infection in idiopathic inflammatory myopathies by The Myositis Association. As at the date of this prospectus, Dr. Hampson has published over 70 journal articles (peer reviewed) since 1983 and has an extensive patent portfolio. We believe Dr. Hampson’s extensive experience qualifies him to serve as a member of our advisory board.

Daniel Levner has served as a member of our advisory board since November 2021. Since January 2015, Mr. Levner has been a co-founder and the chief technology officer of Emulate, Inc., a company that creates living products for understanding how diseases, medicines, chemicals, and foods affect human health. Since August 2011, Mr. Levner has been a co-founder and chairman of the scientific advisory board of Sight Diagnostics, a company that specializes in artificial intelligence and data sciences to diagnostics. From August 2012 to April 2015, Mr. Levner served as a senior staff scientist of Wyss Institute for Biologically Inspired Engineering at Harvard University, a research institute at Harvard University which focuses on developing bioinspired materials and devices for applications in healthcare and sustainability. From 2008 to 2012, Mr. Levner served as a postdoctoral fellow at Harvard Medical School and Wyss Institute for Biologically Inspired Engineering at Harvard University. From 2003 to 2005, Mr. Levner served as a visiting senior scientist at Brown University. From 2001 to 2005, Mr. Levner served as a co-founder and chief science officer of Digital Light Circuits, Inc., a company which provides an engineering system that works on circuits and other types of technologies. Mr. Levner received a doctor of philosophy degree in electrical engineering and a Master of Science degree in aeronautics and astronautics from Stanford University, and a bachelor of arts and science’s degree in engineering science from the University of Toronto in 2006, 2000 and 1999, respectively. We believe Mr. Levner’s extensive experience qualifies him to serve as a member of our advisory board.

Bruce Lavin has served as a member of our advisory board since November 2021. Since February 2020, Mr. Lavin has been a scientific advisory and board member of Walkky, a company engaged in RESTful AI-powered analytics and alerting engine capable of accurately predicting heart issues based on Electrocardiogram reads. Since April 2019, Mr. Lavin has been the head of clinical services and deployment strategies for remote clinical diagnostic technology and the chief medical officer of BioSereneity, Inc., a medical device company focused on developing smart healthcare solutions. Since January 2018, Mr. Lavin has been an adjunct professor of biomedical science of Georgie State University. Since 2014, Mr. Lavin has been a lecturer in healthcare and pharmaceutical policy at Georgia Tech Institute, a university. From 2013 to 2019, Mr. Lavin served as the medical officer, and subsequently head of medical, neurology, global patient value unit, with his last position as the vice president and head of North American and Latin American Medical Affairs of UCB S.A. (EURONEXT:UCB), a multinational biopharmaceutical company. From 2011 to 2013, Mr. Lavin served as the vice president and therapeutic head, virology, immunoscience and transplant, US Medical of Bristol-Myers Squibb Company (NYSE: BMY), a pharmaceutical company. From 2006 to 2011, Mr. Lavin served as the vice president, infectious disease, immunology and transplantation development and subsequently, the vice president global clinical development and infectious diseases and immunization of Novartis International AG (SIX: NOVN and NYSE: NVS), a pharmaceutical company. From 1998 to 2006, Mr. Lavin served as the medical director of North American medical affairs, and subsequently, the senior medical director of North American medical affairs, with his last position as the vice president of medical and scientific affairs, internal medicine division of Sanofi S.A. (EURONEXT: SAN and Nasdaq: SNY), a pharmaceutical corporation. In 1997, Mr. Lavin served as the director of primary care & internal medicine at UC Davis, associate clinical professor of medicine at UC Davis, and director of medical education and research of Veterans Affairs of Northern California Health System, an integrated health care delivery system, offering a comprehensive array of medical, surgical, rehabilitative, mental health and extended care to Veterans across Northern California. From 1993 to 1997, Mr. Lavin served as senior medicine clerkship director, internal medicine, infectious diseases, critical care, and cardiology, assistant professor of medicine, and director, medical education and practice remediation services of Uniformed Services University of the Health Sciences, a health science university of the U.S. federal government. From 1990 to 1993, Mr. Lavin served as an assistant clinical professor of medicine at University of California San Francisco, a university. From 1990 to 1993, Mr. Lavin served as an attending clinician at San Francisco General Hospital, a hospital. From 1990 to 1993, Mr. Lavin served as the director of internal medicine training, medical education and research at Oakland Naval Hospital, a hospital. Between 1978 to 2010, Mr. Lavin served in numerous positions in the United States Navy. Mr. Lavin received a doctor of medicine degree from Edward Herbert School of Medicine at Uniformed Services University of the Health Sciences, a master of public health degree from the University of California, and a bachelor of science’s degree from the University of California in 1982, 1978 and 1976, respectively. As at the date of this prospectus, Mr. Lavin has published over 60 journal articles (peer reviewed) and numerous member and board member positions on various medical boards around the United States. We believe Mr. Lavin’s extensive experience qualifies him to serve as a member of our advisory board.

Marc Frouin has served as a member of our advisory board since November 2021. Since 2014, Mr. Frouin has been the chief operation officer of BioSerenity, Inc., a medical device company focused on developing smart healthcare solution. From 2010 to 2014, Mr. Frouin served as the vice president for system engineering and cyber physical system design an executive director of Dassault Systèmes SE (EURONEXT: DSY), a software corporation. Since 2009,

Mr. Frouin has been a venture partner of Ouest ventures, a venture capital and private equity company. From 2004 to 2010, Mr. Frouin served as the President, and subsequently, the chief executive officer of Geensys, a company engaged in the cyber physical system space From 2000 to 2005, Mr. Frouin served as the chairman of the board Valiosys, a company which provides software and hardware system design solutions. From 1993 to 1998, Mr. Frouin served as the founder and the chief executive officer of Nomai S.A., a company which designs, manufactures and sells interactive storage solutions utilizing removable data cartridges, used in areas such as information technology and multimedia. From 1992 to 1994, Mr. Frouin served as the funding chief operating officer of Visioneer, Inc., a company engaged in documents and photographs integration with document imaging applications. From 1985 to 1989, Mr. Frouin served as an executive vice president and general manager of Normerel, a system development company which engaged in original equipment manufacturer solution provider. From 1983 to 1985, Mr. Frouin served as a marketing and sales specialist of Rank Xerox in France, a company which manufactures and markets Xerox equipment in Europe, Africa and Asia. Mr. Frouin received a Master’s Degree in Business Administration from Institut européen d’administration des affaires and a master’s degree in industrial engineering from Institut Catholique d’Arts et Métiers in 1983 and 1982, respectively. We believe Mr. Frouin’s extensive experience qualifies him to serve as a member of our advisory board.

Karen Bertoli has served as a member of our advisory board since November 2021. Since August 2021, Ms. Bertoli has been the interim chief marketing officer of Bosonic, Inc., a multi-custodian blockchain network that facilitates institutional adoption of digital assets. Since May 2021, Ms. Bertoli has been an advisor to Aktivolabs Pte. Ltd., a digital health startup that is building digital behavioural modification tools to improve the health of people. Since January 2020, Ms. Bertoli has been a director of Gold Leaf Capital Ltd, a Cayman Islands trading platform and hedge fund targeting the Cannabis space. Since December 2019, Ms. Bertoli has been the co-founder of Confidential Talent Services, a technology and executive talent selection services for healthcare, financial markets, consumer facing technologies, cryptocurrency, digital media, renewable energy, cybersecurity, hospitality and entertainment industries. Since May 2018, Ms. Bertoli has been an advisor to Voyager Digital Ltd. (OTC: VYGVF, TSE:VOYG and FRA:UCD2), a cryptocurrency platform, and a senior marketing advisor of Securrency Inc., a company which engages in building digital assets market infrastructure. From September 2017 to May 2019, Ms. Bertoli served as chief of client services and marketing of Inferent Capital LLC, a provider of quantitative equity research. From March 2016 to August 2017, Ms. Bertoli served as the chief marketing officer of Zenedge Solutions, a provider of cloud-based, artificial intelligence-driven cybersecurity solutions. From February 2016 to August 2017, Ms. Bertoli served as an advisory to Manoj Narang, the founder and CEO of MANA Partners LLC, a quantitative trading and financial technology firm. From October 2015 to December 2017, Ms. Bertoli served as a co-founder of Almax Analytics Limited, a provider of news analytics system. In 2014, Ms. Bertoli served as the chief marketing officer of Perseus Telecom Ltd, a company which provided telecommunications services. From February 2010 to July 2014, Ms. Bertoli served as the chief marketing officer of Fixnetix Ltd, a company which provides market data, trading access, liquidity venue connectivity, pre-trade risk and execution management technologies for financial institutions and proprietary trading firms globally, under a fully managed services model. From 2008 to 2010, Ms. Bertoli served as a director of marketing and communications of ICE Data Services, a provider of market data, analytics and connectivity solutions. From 2004 to 2009, Ms. Bertoli served as a consultant of CG Life, an integrated marketing communications agency focused on life science and healthcare. From 2007 to 2008, Ms. Bertoli served as a director of marketing and public relations of Kreindler & Kreindler LLP, a law firm. From 2006 to 2008, Ms. Bertoli served as a board member of Kids in Danger, a non-profit organization dedicated to protecting children by improving children’s product safety. From 2005 to 2007, Ms. Bertoli served as a public affairs director of Nolan Law Group, a law group. From 2003 to 2004, Ms. Bertoli served as a director of marketing of Colliers International Group Inc.(Nasdaq: CIGI and TSX: CIGI), a professional services and investment management company. From 2000 to 2001, Ms. Bertoli served in the department of public relations of Symantec Corporation, now a subsidiary of Broadcom Inc. (Nasdaq: AVGO). Ms. Bertoli received a master of business administration degree from California Polytechnic University and a bachelor’s degree from Loyola University Chicago in 2001 and 1996, respectively. We believe Ms. Bertoli’s extensive experience qualifies her to serve as a member of our advisory board.

Asaf Gol has served as a member of our advisory board since November 2021. Since January 2021, Mr. Gol has been the co-founder and the chief executive officer of Prickly Bear Limited, a company which assists in children learning. From Jun 2018 and November 2020, Mr. Gol served as an advisory board member. and subsequently, the chief commercial officer of Sight Diagnostics, a healthcare technology company. From September 2016 to February 2019, Mr. Gol served as data intelligence director of The Very Group Limited, a multi-brand online retailer and financial services provider. From May 2008 to August 2016, Mr. Gol served as an associate partner of McKinsey & Company, a management consulting company. From 2005 to 2008, Mr. Gol served as the research and development project manager, and subsequently, the operations group leader of Applied Materials, Inc. (Nasdaq: AMAT), a company that develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. From 2002 to 2005, Mr. Gol served as a project manager of HBA System Integrators, a company that specializes in providing full security solutions for governmental and private sectors. Mr. Gol received a Master’s Degree in Business Administration from Institut européen d’administration des affaires and a bachelor’s degree in industrial engineering from Tel Aviv University in 2011 and 2006, respectively. We believe Mr. Gol extensive experience qualifies her to serve as a member of our advisory board.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of 3 years from the commencement of trading of the shares of the Company on Nasdaq. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Board of Directors

Composition of our Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of five directors. Our board of directors has determined that each of Mr. Erez, Mr. Norton, and Ms. Gilmour is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

Prior to completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of our three independent directors, and is chaired by Ms. Gilmour. We have determined that satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee will consist of our three independent directors and is chaired by Ms. Gilmour. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of our three independent directors, and is chaired by Ms. Gilmour. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. You should refer to “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on the standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering.

Compensation of Directors and Executive Officers

We recorded $124,443 and $120,000 consulting fees to the chief executive officer, Mr. James Foster, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $142,247 and $48,000 owed to the chief executive officer salary as of March 31, 2021 and 2020, respectively. We recorded $60,000 and $0 consulting fees to the director and chief operating officer, Mr. Cameron Shaw, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $40,994 and $0 owed to the chief operating officer salary as of March 31, 2021 and 2020, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2021.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended March 31, 2021.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended March 31, 2021.

Name	Fees Earned in Cash	All Other Compensation	Total
James Foster	$142,247	$124,443	$226,690
Tomasz George	—	—	—
Mark Ternouth	—	—	—
Cameron Shaw	$40,994	$60,000	$100,994
Greg Aldridge	—	—	—
Evan Norton	—	—	—
Yair Erez	—	—	—
Margaret E. Gilmour	—	—	—

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Class A ordinary shares and Class B ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A ordinary shares and Class B ordinary shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Class A ordinary shares and Class B ordinary shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Shareholders(1)	Shares Beneficially Owned Prior to the Global Offering				% of Total Voting Power Before this Offering(2)(4)	Shares Beneficially Owned After the Global Offering				% of Total Voting Power After this Offering(3)(4)
	Class A Ordinary Shares		Class B Ordinary Shares			Class A Ordinary Shares		Class B Ordinary Shares
	Number	%	Number	%		Number	%	Number	%
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
James Foster	75,968	2.8%	2,845,397	40.0%	39.1%	—	—	2,845,397	40.0%	%
Cameron Shaw	23,017	0.8%	2,099,426	29.9%	28.8%	—	—	2,099,426	30.0%	%
Tomasz George	—	—	201,058	2.8%	2.8%	—	—	201,058	3.0%	%
Mark Ternouth	—	—	59,551	0.8%	0.8%	—	—	59,551	1.0%	%
Greg Aldridge	—	—	—	—	—	—	—	—	—	—
Evan Norton	—	—	—	—	—	—	—	—	—	—
Yair Erez	—	—	—	—	—	—	—	—	—	—
Margaret E. Gilmour	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (7 persons)	98,985	3.6%	5,205,432	73.5%	71.5%	—	—	5,205,432	74.0%	%
5% SHAREHOLDERS:
Anne Rosemary Scott Foster	30,442	1.1%	666,338	9.5%	9.2%	—	—	666,338	9.5%	%
Michael Shaw	—	—	464,497	6.6%	6.4%	—	—	464,497	6.4%	%
Ann Mary Catherine Shaw	—	—	456,060	6.5%	6.2%	—	—	456,060	6.5%	%
Patrick Henry Cunliffe Foster	803,878	29.5%	—	—	1.1%		%	—	—%
Jason Gerald Shenk	750,802	27.3%	—	—	1.0%		%	—	—%
ViralClear Rapid Test Corp. (5)	324,062	11.8%	—	—	0.4%		%	—	—%
Nikolas Perrault	142,787	5.2%	—	—	0.2%		%	—	—%
Lawrence Young Rhee	142,787	5.2%	—	—	0.2%		%	—	—%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 30 Broadwick Street, London, W1F 8LX, United Kingdom.

(2)      Giving effect to the reorganization of our ordinary shares that was effected in September 2021, applicable percentage of ownership is based on 2,748,292 Class A ordinary shares and 7,026,759 Class B ordinary shares outstanding as of the date of this prospectus.

(3)      Applicable percentage of ownership is based on [13,385,901] Class A ordinary shares and 7,026,759 Class B ordinary shares outstanding immediately after the offering.

(4)      Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting rights and conversion rights. The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of memorandum and articles of association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class. The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the memorandum and articles of association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis, subject to adjustment in accordance with our articles of association. There are no provisions in our articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

(5)      Consists of shares held of record by ViralClear Rapid Test Corp.. Global Care Capital Inc. (CSE: HLTH, OTC: RSCZF, FRA: L6V1) may be deemed to have voting and dispositive power over the shares held by ViralClear Rapid Test Corp.. The registered address for ViralClear Rapid Test Corp. is Suite 810, 789 West Pender Street, Vancouver, British Columbia, V6H 1H2, Canada.

RELATED PARTY TRANSACTIONS

Mr. Patrick Foster, father of James Foster, provided advances for the operating costs of the SingaporeCo. On May 13, 2020, SingaporeCo issued the equivalent of 570,799 shares to settle a portion of these for $554,890. The principal is $554,890 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $39,068 and 3/31/2020 was $91,701.

Ms. Fiona Foster, sister of James Foster, provided advances for the operating costs of the SingaporeCo. On June 5, 2020, SingaporeCo issued the equivalent of 50,996 shares to settle for $50,000. The principal is $50,000 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $1,085 and 3/31/2020 was $6,016.

Ms. Anne Foster, mother of James Foster, provided advances for the operating costs of the Shanghai Xitu. The advances are non-interest bearing.

We recorded $124,443 and $120,000 consulting fees to our chief executive officer, Mr. James Foster, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $142,247 and $48,000 owed to the chief executive officer salary as of March 31, 2021 and 2020, respectively.

We recorded $60,000 and $0 consulting fees to our director and chief operating officer, Mr. Cameron Shaw, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $40,994 and $0 owed to the chief operating officer salary as of March 31, 2021 and 2020, respectively.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•        Memorandum and Articles of Association;

•        The Companies Act (2021 Revision) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

•        Common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 492,000,000 Class A ordinary shares with a par value of $0.0001 each and (ii) 8,000,000 Class B ordinary shares of $0.0001 par value each. As of the date of this prospectus, there are [            ] Class A ordinary shares issued and outstanding and [            ] Class B ordinary shares.

We have included summaries of certain material provisions of our memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our memorandum and articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Issuance of Shares and Changes to Capital

Our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

We may, subject to the provisions of the Companies Act, our memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled. Notwithstanding the above, any amendments to any provisions of our memorandum and articles of association will require as special resolution of the Company to be passed.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting rights and conversion rights.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of memorandum and articles of association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the memorandum and articles of association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis. There are no provisions in our articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of our share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders. Notwithstanding the above, no distribution/dividend may be paid to our shareholders out of share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, we are able to pay its debts as they fall due in the ordinary course of business.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting. In respect of all matters subject to a shareholders’ vote, each Class B Ordinary Share is entitled to ten votes, and each Class A Ordinary Share is entitled to one vote, voting together as one class. Voting at any shareholders’ meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. In the case of an equality of votes, the chairman of the meeting shall be entitled to a casting vote.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our memorandum and articles of association provide that we may, but shall not (unless required by applicable Nasdaq rules) be obligated to, in each year hold an annual general meeting of shareholders. Also, we may, but are not required to (unless required by Cayman Islands law), in each year hold any other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing at least ten (10) per cent of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than seven (7) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 90% of the voting rights of all those entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the minimum convening notice period for a general meeting of shareholders as set out in the memorandum and articles of association.

Upon listing of our shares on Nasdaq, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third (or 331/3%) of our total issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Actions that may be taken at a general meeting also may be taken by a resolution in writing by simple majority of the shareholders in writing entitled to vote in respect of an ordinary resolution, or a unanimous resolution of all the shareholders in writing in respect of a special resolution.

Our memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our memorandum and articles of association.

Conversion

Class A Ordinary Shares are not convertible. Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable Class A Ordinary Shares on the basis that one Class B Ordinary Share shall be converted into one Class A Ordinary Share (being a 1:1 ratio and hereafter referred to as the “Conversion Rate”), subject to adjustment. In the event of any sale, transfer, assignment or disposition of any Class B Ordinary Shares to any person other than the permitted transferees, such Class B Ordinary Shares shall automatically convert into fully paid and nonassessable Class A Ordinary Shares based on the Conversion Rate. The permitted transferees shall mean any affiliates (as defined in the memorandum and articles of association) of such holder of Class B Ordinary Shares (unless otherwise adjusted in the memorandum and articles of association). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, unless and until any such pledge, charge, encumbrance or other third party right is enforced and any person who is not the permitted transferee would be registered as holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Share. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares and may result in a dilution of the voting power of the holders of Class A Ordinary Shares. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term.

Transfers of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or a portion of their Class A ordinary shares or Class B ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any share that is not a fully paid up share or on which we have a lien to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the Class A ordinary shares or Class B ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than ten (10) per cent of the rights to vote to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Inspection of Books and Records

Holders of our Class A ordinary shares and Class B ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association). Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act or other applicable law or authorized by the directors or by ordinary resolution.

Register of Members

Under Cayman Islands law, we must keep a register of members that includes: the names and addresses of the shareholders, a statement of the shares held by each member, which (i) distinguishes each share by its number (so long as the share has a number); (ii) confirms the amount paid or agreed to be considered as paid, on the shares of each member; (iii) confirms the number and category of shares held by each member and (iv) confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company and if so, whether such voting rights are conditional; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The company is committed to processing personal data in accordance with the DPA. In its use of personal data, the company will be characterized under the DPA as a ‘data controller’, whilst certain of the company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the company and certain of the company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils the Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Cayman Islands Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in all of their responsibilities, including overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty requires that a director act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders and the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

•   a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•   a duty not to personally profit from opportunities that arise from the office of director;

•   a duty of trusteeship of the company’s assets;

•   a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

•   a duty to exercise powers for the purpose for which such powers were conferred.

	Delaware	Cayman Islands

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such a provision cannot eliminate or limit liability for breach of the fiduciary duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, a transaction from which the director derived an improper personal benefit, an unlawful payment of dividends or an unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

	Delaware	Cayman Islands
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful.

A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction between a corporation and a director or with another organization in which a director has a financial interest shall not be void or voidable solely for that reason, solely because the director participates in the meeting at which the board authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

	Delaware	Cayman Islands
Voting Requirements

Delaware’s default rule is that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is needed for corporate action (other than the election of directors). Certain actions, such as charter amendments, most mergers, dissolution and sales of all or substantially all of the corporation’s assets, require the affirmative vote of the majority of the outstanding voting power of the shares of the corporation entitled to vote. The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders unless the corporation’s board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder prior to the time the shareholder became an interested shareholder or another exemption applies.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors are appointed in accordance with the terms of the memorandum and articles of association of the company.
Cumulative Voting	There is no cumulative voting for the election of directors unless the corporation’s certificate of incorporation provides for cumulative voting.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

	Delaware	Cayman Islands
Directors’ Powers Regarding Bylaws

The certificate of incorporation may grant the directors the power to adopt, amend or repeal the corporation’s bylaws. The shareholders of the corporation possess the inherent right to adopt, amend or repeal the bylaws.

The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws (if any). Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation or bylaws, the directors or the shareholders may fill board vacancies or newly created directorships.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware	Cayman Islands

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Delaware	Cayman Islands

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent seventy-five percent (75%) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•   the statutory provisions as to the required majority vote have been met;

•   the shareholders have been fairly represented at the meeting in question;

•   the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

	Delaware	Cayman Islands

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records

Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

	Delaware	Cayman Islands
Shareholder Proposals

Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Listing

We have applied to list our Class A ordinary shares on the Nasdaq Capital Market under the symbol “[            ]”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Class A ordinary shares, and while we intend to apply for approval to have our Class A ordinary shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A ordinary shares, including Class A ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [    ] outstanding Class A ordinary shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [    ] Class A ordinary shares will be publicly held by investors participating in this offering, and Class A ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Class A ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A ordinary shares held by existing shareholders are, and any Class A ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Class A ordinary shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Class A ordinary shares then outstanding, which will equal approximately 131,941 shares immediately after the closing of this offering based on the number of Class A ordinary shares outstanding as of March 31, 2021; or

•        the average weekly trading volume of our Class A ordinary shares in the form of Class A ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Class A ordinary shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares or such other securities for a period of twelve (12) months after the date of this prospectus, without the prior written consent of Boustead Securities, LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A ordinary shares pursuant to this offering and hold such Class A ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Class A ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A ordinary shares, the U.S. federal income tax consequences relating to an investment in such Class A ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Class A ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A ordinary shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Class A ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our Class A ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Class A ordinary shares held at the end of such taxable year over the adjusted tax basis of such Class A ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Class A ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A ordinary shares.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the Class A ordinary shares. Payments of dividends and capital in respect of the Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Class A ordinary shares, nor will gains derived from the disposal of the Class A ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Class A ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Class A ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Class A ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Class A ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Class A ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Class A ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Class A ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Class A ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

British Virgin Islands Taxation

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by our subsidiary in the British Virgin Islands are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Ordinance (Cap 206) provided that they do not relate to real estate in the BVI.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Singapore Taxation

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he resides in Singapore except for such temporary absences as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore. This includes a person who is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding the year of assessment.

Generally, individual taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore, unless certain exemptions apply. Foreign-sourced income received in Singapore by a non-resident individual is exempt from Singapore income tax. Foreign-sourced income received on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is also exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%. Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22%.

Corporate Income Tax

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business are exercised in Singapore.

A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)     such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)    at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)   the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

Our subsidiary incorporated in Singapore was subject to 17% corporate tax rate on its taxable income assessable profits generated from operations arising in or derived from Singapore. From the year of assessment (“YA”) 2020 onwards, three-quarters of a company’s first S$10,000 its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

UNDERWRITING

In connection with this offering, we entered into an underwriting agreement with Boustead Securities, LLC, dated             , 2022 as Underwriter in this offering. The Underwriter may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The Underwriter has agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Ordinary Shares
Boustead Securities, LLC

The Underwriter is committed to purchase all the ordinary shares offered by this prospectus if it purchases any ordinary shares. The Underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officers’ certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a fee/commission equivalent to 7.0 percent (%) of the gross proceeds of this offering. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“Underwriting Discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Underwriter with this offering:

	Per Ordinary Share	Total
Public offering price
Underwriting discounts and commissions (7%)(1)
Non-accountable expense allowance
Proceeds to us

____________

(1)      The fees do not include the Underwriter’s Warrants or expense reimbursement as described below.

In addition to the cash commission, we will also reimburse the Underwriter for its accountable out-of-pocket expenses not to exceed $250,000. Such accountable out-of-pocket expenses include no more than $100,000 in Underwriter’s legal counsel fees, due diligence and other like expenses not to exceed $70,000 and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $75,000 and background checks expenses not to exceed $5,000. We have paid to Boustead $[    ] in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $[    ].

We have agreed to issue to the Underwriter and to register herein warrants (the “Underwriter Warrants”) to purchase up to [ ] ordinary shares (equal to seven percent (7%) of the ordinary shares issued or issuable in this offering (including ordinary shares issuable upon the exercise of any warrants issued to investors in this offering). The warrants may be exercised at any time, and from time to time, in whole or in part, commencing from the date of issuance and expiring three (3) years from the date of issuance. The warrants are exercisable at the lower of the price per share offered to investors in this offering and the exercise price of the investor warrants in the offering. The Underwriter Warrants shall not be callable or cancellable.

The Underwriter Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner off the Underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Underwriter Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for immediate “piggyback” registration rights at our expense for a period of three years from the date of this offering. We have registered the Underwriter the ordinary shares underlying the Underwriter Warrants in this offering.

The Underwriter intends to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until twelve (12) months from the date of the commencement of sales of this offering, the Underwriter shall have a right of first refusal to act as lead or managing underwriter, exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of the securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the agreement between us and the Underwriter. Notwithstanding the above, we have the right to termination our obligations as they pertain to the Underwriter’s “right of first refusal” for “cause” pursuant to FINRA Rule 5110(g)(5)(B)(i). For the avoidance of doubt, “for cause” termination shall include termination due to any material failure by the Underwriter to provide the underwriting services contemplated herein.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of twelve (12) months from the date on which the trading of the ordinary shares on a National Securities Exchange commences, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or extend any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any other such securities.

In addition, during the foregoing restriction period, the Company shall not extend the term or reduce the exercise price of, any options or warrants outstanding prior to the commencement of this offering.

Our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of up to twelve (12) months after the date of the underwriting agreement between the Company and the Underwriter without the prior written consent of the Underwriter.

The restrictions in the immediately preceding paragraph do not apply to directors or officers establishing trading plans under Rule 10b5-1 under the Exchange Act, after a period of six (6) months from the date of the underwriting agreement, provided that such plan does not provide for the transfer of ordinary shares during the restricted period.

The Underwriter may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may lift the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the ordinary shares we are offering was determined by us in consultation with the Underwriter based on discussion with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Underwriter. This prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of Our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities related to this offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Nasdaq Listing

We will not complete this offering unless our ordinary shares have been approved for listing on the Nasdaq Capital Market under the symbol “[    ]”.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A ordinary shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities. The validity of our shares and certain other matters of Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Singapore law will be passed upon for us by Wong Tan & Molly Lim LLC. The underwriters are being represented by Ellenoff Grossman & Schole LLP in connection with this offering.

EXPERTS

The consolidated financial statements as of and for each of the two years ended March 31, 2021 and 2020 included in this prospectus have been so included in reliance on the report of BF Borgers CPA PC an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of BF Borgers CPA PC is 5400 W Cedar Ave, Lakewood, CO 80226, United States.

ENFORCEMENT OF CIVIL LIABILITIES

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Act, and the common law of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following: (i) the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors; and (ii) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgement, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final;

(d)    is not in respect of taxes, a fine or a penalty;

(e)     was not obtained by fraud; and

(f)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Singapore

Singapore has no arrangement for the reciprocal enforcement of judgments with the United States. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States, or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor, subject to the applicable substantive and procedural laws of Singapore. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign, penal, revenue or other public laws.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors or Executive Officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a principal website at https://viraxbiolabs.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Virax Biolabs (Cayman) Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Virax Biolabs (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Virax Biolabs (Cayman) Limited (the “Company”), as of March 31, 2021 and 2020, the related statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended March 31, 2021 and 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

December 27, 2021

VIRAX BIOLABS (CAYMAN) LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31	As of March 31
	2021	2020
	$	$
Assets
Current assets:
Cash and cash equivalents	17,621	22,609
Accounts receivable, net	928	—
Inventory, net	21,072	—
Total current assets	39,621	22,609

Total assets	39,621	22,609

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	217,145	212,835
Accrued liabilities	279,481	202,180
Due to shareholder	3,758	3,758
Due to related parties	371,051	818,959
Total current liabilities	871,435	1,237,733

Total liabilities	871,435	1,237,733

Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Ordinary Shares Class A, $0.0001 par value, 492,000,000 shares Authorised; 2,231,083 and 620,879 issued and outstanding as of March 31, 2021 and 2020	223	62
Ordinary Shares Class B, $0.0001 par value, 8,000,000 shares Authorised; 6,999,939 and 422,773 issued and outstanding as of March 31, 2021 and 2020	42	42
Reserves	4,034,453	2,920,018
Subscription Receivable	(54,497)	—
Accumulated deficit	(4,628,139)	(3,977,155)
Accumulated other comprehensive income	(2,764)	937
Total stockholders’ equity (deficit) (Virax)	(650,682)	(1,056,096)
Non Controlling Interest	(181,132)	(159,028)
Total stockholders’ equity (deficit)	(831,814)	(1,215,123)

Total liabilities and stockholders’ equity (deficit)	39,621	22,609

See Accompanying Notes to Consolidated Financial Statements.

VIRAX BIOLABS (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended March 31, 2021	For the year ended March 31, 2020
	$	$
ViraxClear and ViraxCare Revenue	104,820	—
Consulting Revenue	19,000	99,876
Total Revenue, Net	123,820	99,876

Cost of revenue	133,254	54,127
Gross profit	(9,434)	45,749

Operating expenses:
Sales and Marketing	57,203	7,690
Research & Development	120,221	87,000
General and Administration	457,680	602,303
Total operating expenses	635,104	696,993

Operating loss	(644,538)	(651,244)

Other (income) expenses:
Interest expense, net	28,643	90,690
Other (income) expense, net	(266)	(2,470)
Total other (income) expenses	28,377	88,220
Income (loss) before income taxes	(672,915)	(739,464)

Income tax (benefit) expense	—	—
Net income (loss)	(672,915)	(739,464)

Net loss attributable to non-controlling interest	(21,931)	(29,023)
Net loss attributable to Virax	(650,984)	(710,441)

Other comprehensive income
Foreign currency adjustment	3,701	(937)
Comprehensive Loss	(676,616)	(738,527)

Comprehensive Loss attributable to non-controlling interest	(30,202)	(32,965)
Comprehensive Loss attributable to Virax	(646,414)	(705,562)

Basic and diluted weighted average shares outstanding
Class A	1,581,443	620,879
Class B	823,399	422,773

Basic and diluted net loss per share
Class A	(0.41)	(1.14)
Class B	(0.79)	(1.68)

See Accompanying Notes to Consolidated Financial Statements.

VIRAX BIOLABS (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A		Class B		Reserves	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Ordinary Shares		Ordinary Shares
	Shares	Amount	Shares	Amount
					$	$	$	$	$	$	$
Balance at March 31, 2019	620,879	62	422,773	42	2,835,345	—	(3,266,714)	—	(431,265)	(130,049)	(561,314)
Foreign currency adjustment	—	—	—	—	—	—	—	937	937	44	981
Imputed interest					84,673	—	—	—	84,673	—	84,673
Net loss	—	—	—	—	—	—	(710,441)	—	(710,441)	(29,023)	(739,464)
Balance at March 31, 2020	620,879	62	422,773	42	2,920,018	—	(3,977,155)	937	(1,056,096)	(159,028)	(1,215,124)

Settlement of fees due to a former SingaporeCo non-executive director	25,717	3	—	—	24,997	—	—	—	25,000	—	25,000
Shares issued for settlement of related party payable	621,795	62	—	—	604,828	—	—	—	604,890	—	604,890
Shares issued for cash	955,145	96	—	—	457,619	(54,497)	—	—	403,218	—	403,218
Issuance of Founder Shares	7,547	—	6,577,166	—	—	—	—	—	—	—	—
Imputed interest	—	—	—	—	26,991	—	—	—	26,991	—	26,991
Foreign currency adjustment	—	—	—	—	—	—	—	(3,701)	(3,701)	(173)	(3,874)
Net Loss	—	—	—	—	—	—	(650,984)	—	(650,984)	(21,931)	(672,915)
Balance at March 31, 2021	2,231,083	223	6,999,939	42	4,034,453	(54,497)	(4,628,139)	(2,764)	(650,682)	(181,132)	(831,814)

See Accompanying Notes to Consolidated Financial Statements.

VIRAX BIOLABS (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended March 31,
	2021	2020
	$	$
Cash flows from operating activities:
Net (loss) income	(672,915)	(739,464)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest expense	26,991	90,690
Net changes in operating assets & liabilities:
Accounts receivable	(928)	—
Inventory	(21,072)	—
Due to/from Related Parties	175,966	704,639
Accounts payable and accrued liabilities	83,754	(95,839)
Net cash used in operating activities	(408,204)	(39,974)

Cash flows from financing activities:
Proceeds from shares issuance for cash	403,216	—
Net cash provided by financing activities	403,216	—

Net increase in cash and cash equivalents	(4,988)	(39,974)
Cash and cash equivalents at beginning of year	22,609	62,583
Cash and cash equivalents at end of year	17,621	22,609

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	—	—
Income taxes	—	—

Supplemental disclosure of non-cash investing and financing Activities:
Settlement of fees due to a former SingaporeCo non-executive director	604,890	—
Shares issued for settlement of related party payable	25,000	—

See Accompanying Notes to Consolidated Financial Statements.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 1 — General information and reorganization transactions

Virax Biolabs (Cayman) Limited (the “Company”) and its subsidiaries (together the “Group”) are a global innovative biotechnology company focused on the prevention, detection, diagnosis and risk management of viral diseases with a particular interest in the field of immunology. We are a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in Singapore, China and British Virgin Islands and have been operating since 2013. We achieve our expertise through the research and development and commercialization of proprietary tests for viral diseases by leveraging on the immunological diagnostic techniques we have developed. Our mission is to minimize the risks of viruses throughout the world through the provision of diagnostic test kits, Personal Protective Equipment (“PPE”), testing machines, a wellness mobile application and a wide range of innovative products such as artificial intelligence-driven sanitizing bots and nebulizing machines.

Virax Biolabs (Cayman) Limited (the “Company”) — Virax Biolabs (Cayman) Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020 under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary, serves as a holding company of certain intellectual property rights used by our Group.

Virax Immune T-Cell Medical Device Company Limited (“Virax Immune T-Cell”) — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017 under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to Virax Immune Technology.

Virax Biolabs Pte.    Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders. It is our main operating company, primarily engaged in the trading and sales of our products and running day to day operations.

Logico Bioproducts Corp.    (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017 in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

These financial statements are presented in US dollar.

Historically the product supply business of the Group was conducted through Natural Source Group Pte. Limited (now Virax Biolabs Pte. Limited or “SingaporeCo”).

In April 2020, Virax Biolabs Limited (“HKCo”), a private limited company in Hong Kong was formed with 20 shares outstanding to develop viral immunology products. On April 30, 2021, HKCo performed a stock split and issued 80,000,000 shares to its shareholders. As of June 24, 2021 HKCo issued 19,111,119 shares to acquire 95.65% of SingaporeCo shares. Subsequently, HKCo issued an additional 3,367,409 shares between June 24, 2021 to September 2, 2021 so the total issued and outstanding shares of HKCo increased to 102,952,766 as of September 2, 2021.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 1 — General information and reorganization transactions (cont.)

Virax Biolabs (Cayman) Limited was formed on September 2, 2021. On September 2, 2021, a further reorganization took place and 102,478,548 HKCo shares were exchanged for 2,556,575 class A and 7,026,759 class B shares of the Company.

As all the above-mentioned companies presented were under common control, the series of contractual arrangements between the SingaporeCo, HKCo, Virax UK, and the Company in 2020 and 2021 constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization in accordance with IFRS as of March 31, 2021 and 2020.

	SingaporeCo Shares as of 3/31/2021	HKCo shares issued for 95.65% of SingaporeCo on 6/24/2021	HKCo Issued shares after the stock split as of 4/30/2021	HKCo issued shares after 6/24/2021	HKCo Shares issued as at 9/20/2021	Number of shares issued per Share exchange agreement 9/20/2021
Class A	178,048,513	19,111,119	80,000,020	3,367,409	102,478,548	2,556,575
Class B						7,026,759
						9,583,334

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

As of March 31, 2021 and 2020, the Company suffered an accumulated deficit of $4,628,139 and $3,977,155 and net loss of $672,915 and $739,464 respectively. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

Note 2 — Summary of significant accounting policies

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Virax Biolabs (Cayman) Limited and its subsidiaries.

2.1 Basis of preparation

(i) Compliance with IFRS

The consolidated financial statements of Virax Biolabs (Cayman) Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

COVID-19 pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”), and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report with new variants being discovered. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Group cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time. If the pandemic continues, it may have a material effect on the Group’s results of future operations, financial position, and liquidity in the next 12 months.

(ii) Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities which are recognized at fair value through consolidated statements of operations.

(iii) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 April 2019:

IFRS 16, “Leases”

The Group adopted IFRS 16 ‘Leases’ with effect from 1 April 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:

•        lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate;

•        right-of-use assets are measured at an amount equal to the lease liability; and

•        operating leases with a remaining lease term of less than 12 months as at 1 April 2019 are accounted for as short-term leases.

The Group elected to use the short-term exception and does not record assets/liabilities for all their short-term leases as of March 31, 2021 and 2020.

(iv) New standards and interpretations not yet adopted

There are no other standards or interpretations that are not yet effective and that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

2.2 Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The following table lists the constituent companies in the Group.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs (Cayman) Limited	Cayman Island	9/2/2021	Group Holding Company
Virax Biolabs (UK) Limited	United Kingdom	8/19/2021	100% (via Virax Biolabs (Cayman) Limited
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	Hong Kong	4/14/2020	100% (via Virax Biolabs (UK) Limited) in United Kingdom
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	Hong Kong	1/16/2017	100% (via Virax Biolabs Limited) in Hong Kong
Virax Biolabs PTE. Limited	Singapore	5/4/2013	95.65% (via Virax Biolabs Limited) in Hong Kong
Logico Bioproducts Corp.	BVI	1/21/2011	95.65% (via Virax Biolabs PTE. LTD)
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	PRC	10/27/2017	95.65% (via Virax Biolabs PTE. LTD)

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segmental information

The Group has one reportable segment incorporating Virax Clear, a diagnostic medical device developer and distributor, Virax Care, an innovative MedTech developer and PPE distributor, and Virax Immune, an immunology platform and immunity passport software developer. The chief operating decision maker is responsible for allocating resources and assessing performance and obtains financial information, being the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flow, about the Group as a whole.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

2.4 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Group’s presentation currency.

Entity	Functional Currency
Virax Biolabs (Cayman) Limited	U.S. dollars
Virax Biolabs (UK) Limited	U.S. dollars
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	U.S. dollars
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	Renminbi

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•        assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•        income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

•        all resulting exchange differences are recognized in other comprehensive income.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in statements of operations.

(iv) Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Renminbi	6.552	7.082	6.777	6.969

2.5 Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.      Identification of the contract or contracts with a customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

Our products are generally sold without a right of return, so there is no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

2.6 Employee benefits

Share-based payments

The Group operates a share-based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Group.

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognized in profit or loss for the year. There are no share-based payments for the years ended March 31, 2021 and 2020.

2.7 Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, we expect in the next fiscal year the Group is likely to be subject to income and other taxes in various other jurisdictions, including the United Kingdom, China, Hong Kong and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income, in which case the tax is also recognized in other comprehensive income.

2.8 Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

2.9 Leases

The Group adopted IFRS 16 ‘Leases’ with effect from 1 April 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:

•        lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate;

•        right-of-use assets are measured at an amount equal to the lease liability; and

•        operating leases with a remaining lease term of less than 12 months as at 1 April 2019 are accounted for as short-term leases.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 2 — Summary of significant accounting policies (cont.)

2.10 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

2.11 Accounts receivable

Accounts receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. Details about the Group’s impairment policies and the calculation of the provision for impairment are provided in note 29.1(b). If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

2.12 Cash and cash equivalents

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

2.13 Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

2.14 Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2021 and 2020.

2.15 Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•        Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•        Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•        Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 3. Specific valuation techniques used to value financial instruments include.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 3 — Critical estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

3.1 Significant estimates and judgments

The areas involving significant estimates are:

Management does not consider there to be any significant judgments in the preparation of the financial statements.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

Note 4 — Revenue from contracts with customers

4.1 Disaggregation of revenue from contracts with customers

The principal activities of the Group for the years ended March 31, 2021 and 2020 were as follows:

Revenue categories (USD $)	March 31, 2021	March 31, 2020
ViraxClear and ViraxCare	104,820	—
Consulting revenues	19,000	99,876
Total	123,820	99,876

85% and 15% of the revenue derives from the Group’s principal activity in Singapore and British Virgin Island, respectively for the year ended March 31, 2021.

4.2 Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2021 and 2020.

Revenue — products

Revenue is recognized at the point at which control of the underlying products are transferred to the customer. Satisfaction of our performance obligations occur upon the transfer of control of products, either from our facilities or directly from suppliers to customers. We consider customer purchase orders to be the contracts with a customer. All revenue is generated from contracts with customers.

Consulting revenues

Consulting revenues primarily include fees received for consulting services. Revenue from the mobile app platform is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from consulting and sales of non Virax products are recognized at the point at which control of the underlying products are transferred to the customer.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 5 — Key management compensation

The Company recorded $124,443 and $120,000 consulting fees to the chief executive officer for the years ended March 31, 2021 and 2020, respectively. The Company has a balance of $142,247 and $48,000 owed to the chief executive officer salary as of March 31, 2021 and 2020, respectively.

The Company recorded $60,000 and $0 consulting fees to the director and chief operating officer for the years ended March 31, 2021 and 2020, respectively. The Company has a balance of $40,994 and $0 owed to the chief operating officer salary as of March 31, 2021 and 2020, respectively.

Note 6 — Income tax

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HKCo was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HKCo has no assessable profits for the year ended March 31, 2021.

Singapore

SingaporeCo was incorporated in Singapore, are governed by the income tax law of the Singapore and is subject to Singapore enterprise income tax (“Singapore EIT”). The Singapore EIT rate of Singapore is 17%.

China

The Group’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“ PRC EIT”). The PRC EIT rate of PRC is 25%.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020
Earnings (loss) for the year	$(672,915)	$(739,464)

Expected income tax (recovery)	$(108,533)	(134,298)
Change in statutory, foreign tax, foreign exchange rates and other	$(32,104)	—
Permanent Difference	$91,072	(5,768)
Change in unrecognized deductible temporary differences	$49,565	140,066
Total income tax expense (recovery)	$—	$—
	2021	2020
Deferred Tax Assets (liabilities)
Non-capital losses available for future period	435,806	386,242
	435,806	386,242
Unrecognized deferred tax assets	(435,806)	(386,242)
Net deferred tax asset (liability)	$—	$—

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 6 — Income tax (cont.)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Range	2020	Expiry Date Range
Temporary Differences
Non-capital losses available for future period	2,492,526	No expiry date	2,272,010	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entity located in PRC are subject to examination in China and tax years for 2018 through 2020 are still open for examination in China. The entity located in Singapore are subject to examination in Singapore and tax years for 2017 through 2021 are still open for examination in Singapore.

Significant estimates — recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At March 31, 2021 and 2020, there is an unrecognized deferred tax asset from net operating losses of $435,806 and $386,242, respectively.

The net operating losses in China can be carried forward up to five years from the year subsequent to the year in which the loss was incurred. Loss carryback is not permitted.

The net operating losses in Singapore may be carried forward indefinitely in general, subject to compliance with a shareholding test. Losses and unutilized capital allowances may be carried back for one year, subject to a cap of SGD $100,000 and compliance with the shareholding test.

Uncertain Tax Positions

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2021 and 2020.

Note 7 — (Loss)/earnings per share

	March 31, 2021	March 31, 2020
(Loss)/profit for the year attributable to Virax	(650,985)	(710,441)
Basic (loss)/earnings per share attributable to Virax – Class A	(0.41)	(1.14)
Diluted (loss)/earnings per share attributable to Virax – Class A	(0.41)	(1.14)
Basic (loss)/earnings per share attributable to Virax – Class B	(0.79)	(1.68)
Diluted (loss)/earnings per share attributable to Virax – Class B	(0.79)	(1.68)

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 7 — (Loss)/earnings per share (cont.)

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year by the weighted average number of ordinary shares in issue during the financial year.

(ii) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as of March 31, 2021 and 2020.

(iii) Weighted average number of shares used as the denominator

	March 31, 2021	March 31, 2020
Weighted average number of ordinary shares used in basic income per share (Class A ordinary shares)	1,581,443	620,879
Weighted average number of ordinary shares used in basic income per share (Class B ordinary shares)	823,399	422,773
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	1,581,443	620,879
A Adjustment for calculation of diluted (loss)/earnings per share assumed conversion into Class A ordinary shares(1)	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	1,581,443	620,879

____________

(1)     For the years ended March 31, 2021 and 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 8 — Inventories

	March 31, 2021 $	March 31, 2020 $
Finished goods	31,072	—
Inventory write down	(10,000)	—
Inventory, net	21,072	—

Note 9 — Accounts receivable

	March 31, 2021 $	March 31, 2020 $
Accounts receivable	928	—
Less: provision for impairment of account receivables	—	—
Net account receivables	928	—
Current Accounts receivables	928	—

(ii) Fair value of trade receivables

The fair value of net trade receivables as at March 31, 2021 and 2020 was $928 and $0, respectively.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 10 — Cash and cash equivalents

	March 31, 2021 $	March 31, 2020 $
Cash at bank and in hand	17,621	22,609

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above. There are no cash equivalents as of March 31, 2021 and 2020.

Note 11 — Stockholder’s equity

Authorized:

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The authorized share capital is US$50,000 divided into (i) 492,000,000 Class A ordinary shares with a par value of $0.0001 each and (ii) 8,000,000 Class B ordinary shares of $0.0001 par value each.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of memorandum and articles of association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the memorandum and articles of association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis. There are no provisions in our articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Issued

Virax Biolabs (Cayman) Limited was formed on September 2, 2021. As all the above mentioned companies presented are under common control, the series of contractual arrangements between SingaporeCo, HKCo, Virax UK, and the Company in 2020 and 2021 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued share capital and earnings/loss per share, which have been revised to reflect the effects of the reorganization in accordance with IFRS as of March 31, 2021 and 2020.

Consequently, in accordance with this policy being applied to these consolidated financial statements, as of March 31, 2021 and 2020, the Company had 2,231,083 and 620,879 issued and outstanding Class A common ordinary shares, respectively.

Consequently, in accordance with this policy being applied to these consolidated financial statements, as of March 31, 2021 and 2020, the Company had 6,999,939 and 422,773 issued and outstanding Class B common ordinary shares, respectively.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 11 — Stockholder’s equity (cont.)

Shares to be Issued

The Group historically conducted its business through Virax Biolabs Pte. Limited, a private limited company incorporated in Singapore and its subsidiaries. In April 2020, a new holding company Virax Biolabs Limited, a private limited company in Hong Kong was incorporated.

Changes in the Share Capital of Virax Biolabs Pte. Limited

On November 13, 2020, SingaporeCo issued the equivalent of 25,717 shares as a $25,000 compensation award to a former non-executive director of that company.

On February 26, 2021, Virax Biolabs Pte. Limited issued the equivalent of 581,083 shares for a cash amount of $50,000 with share price of $0.09.

For the year ended March 31, 2021, Virax Biolabs Pte. Limited issued the equivalent of 621,795 shares to settle a related party payable of $604,890 (see related party note below).

Changes in the Share Capital of Virax Biolabs (Hong Kong) Limited

HKCo issued the equivalent of 374,062 class A stock at $1.09 per share to an investor on April 21, 2020 in consideration for $353,216 and an amount owing of $54,498. The Company recorded $353,216 under shares to be issued in stockholder’s equity and $54,498 as Subscriptions Receivable. On November 30th 2021, the Group entered into a Deed of Surrender with this shareholder relating to the balance of $54,498 due to the Group which was settled by the transfer of 50,000 shares back into the Company’s treasury.

For the year ended March 31, 2021, HKCo issued 7,547 Class A and 6,577,166 Class B equivalent shares to founders.

Note 12 — Accounts payable and accrued liabilities

	March 31, 2021 $	March 31, 2020 $
Accounts payables	217,145	212,835
Accrued liabilities	273,464	196,164
Current accounts payable and accrued liabilities	490,609	408,999

(i) Amounts included in accounts payables

Accounts payables and accrued liabilities include outstanding legal fees of $404,553 and $359,753 owed for legal services, and the remaining to various vendors as of March 31, 2021 and 2020, respectively.

Note 13 — Contingent liabilities and contingent assets

13.1 Contingent liabilities

From time to time, the Group is subject to legal and other claims that arise out of the ordinary course of business. There are currently no claims or proceedings that will have a material impact upon the Group’s financial position, results of operations, or cash flows.

In August 2020, SingaporeCo won a court arbitration award against a supplier for a total of USD $813,000.

The Group is now planning to pursue legal action for payment of the arbitration award in the relevant jurisdiction.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 14 — Commitments

14.1 Non-cancellable operating leases

(i) The group as lessee

The Group leases various offices and equipment under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated. From 1 July 2019, the Group has only short-term operating leases. The Group has entered into lease agreements for offices in China. On August 27, 2021, Logico Shanghai signed a one-year lease agreement in China from September 1, 2021 to August 31, 2022 with a monthly lease payment of $2,800 (RMB 19,000).

Commitments for minimum lease payments in relation to non-cancellable short-term leases are payable as follows:

March 31, 2021
Year ending March 31, 2022	20,297
Year ending March 31, 2023	14,498
34,795

Note 15 — Related party transactions

	Balance as of
	March 31, 2021 $	March 31, 2020 $
Related Party Payables
James Foster	(141,815)	(51,877)
Cameron Lee Shaw	(40,994)	—
Anne Foster	(12,520)	(11,470)
Patrick Foster	(175,722)	(705,612)
Fiona Foster	—	(50,000)
Total Related Party Payables	(371,051)	(818,959)

Mr. James Foster is the chief executive officer of the Group. These represent accrued unpaid consulting fees and expenses incurred on behalf of the Group and are non-interest bearing and due on demand.

Mr. Patrick Foster, father of Mr. James Foster, provided advances for the operating costs of the SingaporeCo. On May 13, 2020, SingaporeCo issued the equivalent of 570,799 shares to settle a portion of these for $554,890. The principal is $554,890 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $26,991 and 3/31/2020 was $84,673.

Ms. Fiona Foster, sister of Mr. James Foster, provided advances for the operating costs of the SingaporeCo. On June 5, 2020, SingaporeCo issued the equivalent of 50,996 shares to settle for $50,000. The principal is $50,000 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $1,085 and 3/31/2020 was $6,016.

Ms. Anne Foster, mother of Mr. James Foster, provided advances for the operating costs of the Shanghai Xitu. The advances are non-interest bearing.

The Company recorded $124,443 and $120,000 consulting fees to the chief executive officer for the years ended March 31, 2021 and 2020, respectively. The Company has a balance of $142,247 and $48,000 owed to the chief executive officer salary as of March 31, 2021 and 2020, respectively.

The Company recorded $60,000 and $0 consulting fees to the director and chief operating officer for the years ended March 31, 2021 and 2020, respectively. The Company has a balance of $40,994 and $0 owed to the chief operating officer salary as of March 31, 2021 and 2020, respectively.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 16 — Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risk, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

16.1 Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the cash represents the maximum credit exposure which amounted to $17,621 and $22,609 as at March 31, 2021 and 2020 respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at March 31, 2021 and 2020 respectively.

16.2 Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at March 31, 2021 and 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	For the year ended March 31, 2021	For the year ended March 31, 2020
	RMB	RMB
Cash	26,097	22,475
AP and Accrual Liabilities	(27,352)	(58,365)

16.3 Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $490,609 and $408,999 and due to shareholder and related payable of $374,808 and $822,717 as at March 31, 2021 and 2020

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 16 — Risk management overview (cont.)

respectively. The Company had cash of $17,621 and $22,609 as at March 31, 2021 and 2020. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

16.4 Concentration risk

Five customers and three customers accounted for 98% and 100% of the Group’s sales for the years ended March 31, 2021 and 2020, respectively. Accounts receivable from these customers was $928 and $0 as of March 31, 2021 and 2020, respectively.

There are three suppliers accounted for 100% and 0% of our total purchases, respectively, for the years ended March 31, 2021 and 2020.

Note 17 — Events occurring after the reporting period

1.      On June 16, 2021, the HKCo issued a convertible debt to a shareholder Jason Shenk for $100,000. The maturity date is on April 16, 2022 and is a non-interest bearing debt.

2.      On April 20 2020, HKCo hired a consultant Tomasz George as a immunological consultant and on August 6, 2021 issued the equivalent of 14,027 shares for $12,907 for services to this consultant.

3.      On January 22, 2021 HKCo engaged Mark Ternouth as a technical consultant and on August 6,2021, HKCo issued the equivalent of 12,793 shares for $11,771 for services to this consultant.

4.      On August 6, 2021, HKCo issued the equivalent of 2,512 shares to Fiona Foster to settle outstanding unpaid accrued interest of $6,849.

5.      On July 22, 2021 HKCo engaged Nikolas Perrault as a financial consultant in connection with its planned capital raisings and on August 6,2021, HKCo issued the equivalent of 142,787 shares for $131,382 for services to this consultant.

6.      On July 22, 2021 HKCo engaged Lawrence Rhee as a financial consultant in connection with its planned capital raisings and on August 6,2021, HKCo issued the equivalent of 142,787 shares for $131,382 for services to this consultant.

7.      On August 26, 2021, HKCo issued the equivalent of 37,406 shares for $100,000 to a third-party investor Komodo Holdings (Alberta) LLC.

8.      On August 27, 2021, Logico Shanghai signed a one-year lease agreement in China from September 1, 2021 to August 31, 2022 with a monthly lease payment of $2,800 (RMB 19,000).

9.      On September 2, 2021, Virax Biolabs (Cayman) Limited was formed. We issued one class B ordinary share to Ogier Global Subscriber (Cayman) Limited at par value, which was subsequently transferred to James Alexander Cunliffe Foster on 7 September 2021.

10.    On September 24, 2021, a further reorganization took place and the Company acquired 100% of HKCo (102,478,548 HKCo shares) in exchange for 2,556,575 class A shares and 7,034,305 class B shares of the Company.

VIRAX BIOLABS (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Note 17 — Events occurring after the reporting period (cont.)

11.    On November 30, 2021, the Group entered into a Deed of Surrender with VIRALCLEAR RAPID TEST CORP. related to a balance of $54,498 due to the Group which was settled by the transfer of 50,000 class A ordinary shares into the Company’s treasury. Subsequently on December 13, 2021 the Company transferred an aggregate of 33,962 of these class A ordinary shares to three advisory board members as share-based compensation for consulting services to the Group and transferred the remaining 16,038 class A ordinary shares on December 18, 2021 as set out in Note 14 above.

12.    On December 9, 2021, the Group issued an aggregate of 147,003 class A ordinary shares at $2.65 as consideration to acquire $398,556 of advances up to March 31, 2021 and September 30, 2021 owed by Virax Singapore to James Foster, Patrick Foster & Anne Foster. All interest on these balances has been waived.

13.    On December 9, 2021, the Group issued 23,017 class A ordinary shares at $2.65 as consideration to acquire $60,994 of advances up to March 31, 2021 and September 30, 2021 owed by HKCo to Cameron Shaw’s parties. All interest on these balances has been waived.

14.    On December 17, 2021, the Company issued the equivalent of 21,697 new class A ordinary shares and 16,038 class A ordinary shares held in Treasury as consideration to acquire the convertible debt note mentioned in Note 1 above in full at $2.65 per share.

Virax Biolabs (Cayman) Limited

Class A Ordinary Shares

_________________________

PROSPECTUS

    , 2021

_________________________

BOUSTEAD SECURITIES, LLC

Until and including            , 2021 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our memorandum and articles of association will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

1.      On September 2, 2021, we issued one class B ordinary share to Ogier Global Subscriber (Cayman) Limited at par value, which was subsequently transferred to James Alexander Cunliffe Foster on 7 September 2021.

2.      On September 24, 2021, we issued an aggregate of 2,556,575 class A ordinary shares to the following shareholders in exchange for their shares held in Virax Biolabs Limited to be transferred to our wholly owned subsidiary, Virax Biolabs (UK) Limited:

Purchaser	Number of Class A ordinary shares
Rudiger Gisbert Paul Hausherr	1,029
H&P Facilities Limited	20,573
Rowan Kenley Johnston	16,976
Kasin Pte. Ltd.	17,355
KOMODO HOLDINGS (ALBERTA) ULC	37,406
Paul Lawrence Liebe	3,677
Gary Lance Monson	16,459
Jay Eliot Newby	2,057
Pacific Frontier Investments LLC	4,921
Friedrich Heinz Hermann Panning	17,282
Darold H Parken	8,332
Nikolas Perrault	142,787
Lawrence Young Rhee	142,787
Michael Roukounakis	2,057
Sam Dimas Limited	24,225
Seraph Holdings Ltd.	6,229
Jason Gerald Shenk	713,067
Alex Lucas Smayda	1,234
STBS Consultants Limited	12,399
Ranjeet Sundher	25,305

Purchaser	Number of Class A ordinary shares
James Fitzgerald Thornton	32,917
Veritas Holdings LLC	15,430
VIRALCLEAR RAPID TEST CORP.	374,062
Kevin James Youngman	9,648
Steven Michael Betsalel	8,415
Gregory D L Braun	3,155
Arthur Thomas Brock	13,148
Sebastien Chaumet	438
Dunster 22 Limited	10,287
George James Feiss III	3,331
Patrick Henry Cunliffe Foster	737,568
Fiona Elizabeth Cunliffe Foster	64,460
Anne Rosemary Scott Foster	25,717
Ian Denis Gee	8,064
Katherine Nahon Gordon	514
Gralex Corporation	25,717

3.      On September 24, 2021, we also issued an aggregate of 7,034,305 class B ordinary shares to the following shareholders in exchange for their shares held in Virax Biolabs Limited to be transferred to our wholly owned subsidiary, Virax Biolabs (UK) Limited:

Purchaser	Number of Class B ordinary shares
James Alexander Cunliffe Foster	3,515,508
Tomasz Evan George	201,058
Cameron Lee Shaw	3,258,188
Mark James Ternouth	59,551

James Alexander Cunliffe Foster and Cameron Lee Shaw subsequently transferred an aggregate of 666,338 class B ordinary shares and 1,154,989 class B ordinary shares, respectively, to other parties on the same day.

4.      On October 11, 2021, we issued 7,547 class A ordinary shares to Ian Noel Hampson upon conversion of an aggregate of 7,547 class B ordinary shares that was transferred to him from James Alexander Cunliffe Forster and Cameron Lee Shaw.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
4.1*	Specimen certificate evidencing Class A ordinary shares
4.2*	Form of Underwriters’ Warrant
5.1*	Opinion of Ogier
5.2*	Opinion of Loeb & Loeb LLP
10.1*	Office Agreement between Virax Biolabs Ltd and the Argyll Club Ltd, dated September 14, 2021.
10.2*	Secretarial Service and Office Agreement between Shanghai Biotechnology Devices Limited and Flexkin Corporate Services Limited, dated April 26, 2021.
10.3*	Share Exchange Agreement between Virax Biolabs (Cayman) Limited, Virax Biolabs (UK) Limited, Virax Biolabs Limited and selling shareholders, dated September 20, 2021.
10.4*	Form of Director Agreement by and between the registrant and its directors
10.5*	Form of Independent Director Agreement by and between the registrant and certain of its independent directors
10.6*	Form of Employment Agreement by and between the registrant and its officers
21.1*	List of Subsidiaries
23.1*	Consent of [ ], an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
23.4*	Consent of Yair Erez
23.5*	Consent of Evan Norton
23.6*	Consent of Margaret E. Gilmour
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [            ], 2021.

VIRAX BIOLABS (CAYMAN) LIMITED
By:
Name: James Foster
Title: Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer	, 2021
James Foster	(Principal executive officer) and Director
	Chief Financial Officer	, 2021
Greg Aldridge	(Principal financial and accounting officer)
	Director and Chief Operations Officer	, 2021
Cameron Shaw
	Independent Director	, 2021
Evan Norton
	Independent Director	, 2021
Yair Erez
	Independent Director	, 2021
Margaret E. Gilmour

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Virax Biolabs (Cayman) Limited has signed this registration statement or amendment thereto in City of New York on [            ], 2021.

Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Sr. Vice President of Cogency